

THE NEW WEYERHAEUSER

WEYERHAEUSER COMPANY

2002 ANNUAL REPORT

WEYERHAEUSER COMPANY

ANNUAL 2002 REPORT

A LETTER FROM STEVEN R. ROGEL

CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER

IN

WEYERHAEUSER BECAME
A NEW COMPANY.

This past year, we began creating a new Weyerhaeuser Company. It's a company with an exciting future—a future built on the foundation of enduring values and a new approach to running our business. It's a company where the finest qualities of two leaders in the forest products industry—plus some new ideas—combine to create the best forest products company in the world and a global leader among all industries. It's a company focused on maximizing the return on every dollar invested in us.

FINANCIAL HIGHLIGHTS

FISCAL YEAR 2002

DOLLAR AMOUNTS IN MILLIONS EXCEPT PER-SHARE FIGURES	2002	2001	PERCENT CHANGE
Net sales and revenues	$ 18,521	$ 14,545	27.3%
Net earnings	241	354	-31.9%
Basic and diluted net earnings per share	1.09	1.61	-32.3%
Earnings before interest, tax, depreciation, depletion and amortization expense (EBITDA)	2,367	1,736	36.3%
Total assets	28,219	18,293	54.3%
Capital expenditures (Weyerhaeuser only, excluding acquisitions)	960	683	40.6%
Shareholders' interest	6,623	6,695	-1.1%
Number of shares outstanding (in thousands)	221,253	219,863	0.6%
Book value per share	$ 29.93	$ 30.45	-1.7%
Return on shareholders' interest	3.6%	5.2%	-30.8%
Common stock price range	$ 67.83–38.04	$ 62.06–45.69	—


20
15
10
5
0
98 99 00 01 02

Net Sales and Revenues

IN BILLIONS


$ 1,000
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Net Earnings

IN MILLIONS


$ 3,000
2,500
2,000
1,500
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Earnings Before Interest, Tax, Depreciation, Depletion and Amortization Expense (EBITDA)

IN MILLIONS


$ 4.00
3.00
2.00
1.00
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98 99 00 01 02

Basic Earnings per Share

IN DOLLARS

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE: (1) WEYERHAEUSER COMPANY (WEYERHAEUSER), PRINCIPALLY ENGAGED IN THE GROWING AND HARVESTING OF TIMBER AND THE MANUFACTURE, DISTRIBUTION AND SALE OF FOREST PRODUCTS, AND (2) REAL ESTATE AND RELATED ASSETS, PRINCIPALLY ENGAGED IN REAL ESTATE DEVELOPMENT AND CONSTRUCTION AND OTHER REAL ESTATE RELATED ACTIVITIES.

This new Weyerhaeuser began taking form on February 11, 2002, after we acquired Willamette Industries and started operating as one company. From the very start, this combination created a company with leadership positions in our five major lines of business: timberlands, wood products, paper, corrugated packaging and real estate.

Acquiring Willamette also changed the balance of our businesses. We now have an increased presence in uncoated freesheet paper, corrugated packaging and timberlands. This enhanced position improves our competitiveness in these core businesses.

But there's more behind the creation of the new Weyerhaeuser than outstanding assets. It's our people and their willingness to learn and to change.

For years, we've been working to operate more safely, streamline our decision-making processes, deliver support services more efficiently, apply more reliable processes, and make better use of the capital entrusted to us. We've made great progress toward those goals.

FOUNDATION

Guided by the enduring values and integrity that have sustained Weyerhaeuser for more than a century, we've combined the best of two outstanding companies to build the foundation for an even greater future for our employees, customers, shareholders, communities, suppliers and others whom we touch every day.



But what we're learning by taking the best from both companies is helping us set even more ambitious targets. We're rigorously eliminating unnecessary, redundant or cumbersome ways of doing things. We're challenging our employees to assume greater accountabilities and take personal responsibility to deliver results. In the process, we're creating a company where each employee makes a difference every day.

This is a fresh approach in which we challenge every decision with a simple question: "How does what we're doing help us serve our customers and improve our return to shareholders?" As our 2002 results demonstrate, it's an approach we must take.

Net earnings were $241 million, or $1.09 per share. This compares with $354 million, or $1.61 per share in 2001. Results for both years contain a number of after-tax charges that are detailed beginning on page 32. Net sales were $18.5 billion compared with $14.5 billion last year. Most of this increase was due to the addition of the Willamette operations.

Although we are excited about the progress we made this year, we can't deny that there were disappointments. Net earnings, for example, were down due to several factors.

One reason involved the costs associated with the Willamette acquisition. Combining two companies, even those whose assets fit so well, results in costs such as employee relocation and severance, facility closures and other one-time charges.

At the same time, however, we produced significant savings by combining the companies. By the end of 2002, these savings, or synergies, reached an estimated annual run rate of $184 million. This means we're ahead of schedule to achieve our projected $300 million in annual synergies in early 2005. We're also generating the necessary cash flow to pay down the acquisition debt and reach our historical debt-to-total-capital ratio target of 30 to 40 percent.

Another factor that contributed to weaker earnings was the lingering uncertainty regarding the U.S. economy.



FOCUS

Each day, Weyerhaeuser uses wood—a remarkable, recyclable and renewable resource—to make products essential to people's lives. Today, our 57,000 employees are using the combined strengths and assets of our new company to make these products more efficiently and in ways that protect important natural resources—all while maintaining a keen focus on maximizing the return on every dollar invested in us.

Many of our products serve as economic bellwethers, and this uncertainty affected demand and prices for these products. This was especially true for the pulp, paper, containerboard and packaging markets, which remained weak most of the year before showing modest improvement in the fourth quarter. We believe this trend will continue into early 2003, although any signs of domestic economic weakness could prolong the recovery of these markets.

Housing was the only market to remain strong throughout the year. Low interest rates and strong markets where we operate contributed to another record year by our real estate business. Based on the backlog of homes sold but not delivered, the outlook for real estate remains strong for 2003.

Perhaps the most puzzling market for investors, and the one that most negatively affected our earnings, was wood products. In a time of strong housing starts and remodeling projects, this sector should have been a very solid contributor, but it wasn't. The reason: overcapacity. Since 1996, North American lumber-mill capacity has increased by approximately 9 billion board feet. At the same time, demand has increased by only 4 billion board feet.

Recently, countervailing duties and anti-dumping penalties imposed on Canadian lumber shipments into the United States unexpectedly added to this overcapacity problem. Proponents claimed the duties would reduce the flow of Canadian lumber by making it more expensive in the United States. They also argued that more expensive lumber would force high-cost producers out of the market.

Some higher-cost producers closed, but more efficient Canadian producers increased their output. Under the current process for determining anti-dumping penalties, Canadian companies named in the anti-dumping action can reduce future duties by trimming their per-unit costs. The easiest way to reduce costs is to produce more lumber, thereby spreading production costs across more units. The end result was more Canadian lumber was shipped to the United States in 2002, not less.

But that's not the only way the Canadian softwood lumber dispute hurt us last year and continues to affect Weyerhaeuser. Because one-third of our lumber is milled in Canada, we were hit hard by the duties. Our combined rate of 31.2 percent for countervailing duties and anti-dumping penalties is among the highest in the industry and cost us $64 million last year.

Because of the negative effect the softwood lumber issue is having on the industry and Weyerhaeuser, we've publicly encouraged the governments of both countries to reach a long-term solution. One of our top priorities for 2003 is contributing to a process that will lead to a long-term and equitable solution to the Canadian softwood lumber issue.

These factors cast a shadow over us, and the stock market took notice. Although our stock held up well throughout most of the year, we lost significant value late in the third quarter due to investor concerns over the wood products market.

Another influence on our stock performance was the widespread unease among investors following a series of shocking revelations that several prominent companies had deliberately communicated misleading financial information. Although these actions were confined to a handful of firms, all of us felt their effects. Stock values sagged, and significant costly new rules and regulations were enacted to protect investors.

If there's a silver lining to these developments, it's that the requirements of the Sarbanes-Oxley Act passed by the U.S. Congress and new rules enacted by the New York Stock Exchange validated many of the practices Weyerhaeuser has followed for decades.

For example, we operate under an independent board of directors with full oversight responsibilities. I'm the only board member who works at Weyerhaeuser, and I don't serve on the Audit, Compensation or Governance committees. Other practices we used long before these new rules and regulations existed include reviewing our earnings statements with members of the Audit Committee prior to releasing them to the public and asking shareholders to approve our equity compensation plans, such as stock options.

FUTURE

We're excited about our future. We're building the new Weyerhaeuser on a firm foundation and making outstanding progress. This progress benefits each of our stakeholders in important ways and confirms that we're well on our way to becoming the best forest products company in the world and a global leader among all industries.



This approach to operating with integrity isn't new at Weyerhaeuser. We've been governed by a written code of ethics and a business conduct program since 1976—long before Congress and the New York Stock Exchange proposed these as requirements for public companies.

As we move forward, we'll maintain our firm commitment to business integrity. We'll hold on to all the attributes that have made us what we are today. Weyerhaeuser was a great company before we bought Willamette. Now it will be even greater. Whenever I'm asked about the new Weyerhaeuser, I tell people that while our past is impressive, our future is filled with opportunities. I tell them that I'm proud of what we've done and excited about what we're going to achieve.

My only regret is that not everyone who was with Weyerhaeuser at the beginning of 2002 will be part of our future.

As we create the new Weyerhaeuser, we must become more competitive in the global economy. Often this involves closing inefficient facilities and streamlining our operations. This past year, we made tough decisions to help us become more efficient and, in the process, said goodbye to many people who helped make this company great. We thank them for all they've done.

Early this year, we made some changes to the structure of our Senior Management Team (SMT) that are designed to help us fulfill our goal of becoming the best forest products company in the world and a global leader among industrial companies.

First, we named Richard E. Hanson executive vice president and chief operating officer effective February 14, 2003. In this role, Rich will have management responsibilities for internal company operations. Reporting to Rich will be the leaders of our Timberlands; Wood Products; Containerboard, Packaging and Recycling; Pulp and Paper businesses, and those responsible for manufacturing and for research and development. Although these leaders now report to Rich, they will continue to be members of the SMT. In addition, I will continue to work closely with our operational leaders.

This change will allow me to spend more time focusing on strategic initiatives, resolving critical external issues such as the softwood lumber dispute, enhancing our customer relations, and developing the next generation of Weyerhaeuser leaders. With the increased size of Weyerhaeuser, I need to off load some accountability so that I can focus on these items that are critical to our future success.

I felt this was an excellent time to make this change because the management of our internal operations is well positioned due to the work all of us have done over the past five years. We have highly qualified personnel with proven track records in our leadership and management positions, and our targeted structural changes are completed or are on track.

Second, we promoted Sandy D. McDade and Susan M. Mersereau to senior vice president positions.

Sandy will serve as senior vice president, Canada, following the retirement of C. William Gaynor later this year. Sandy will also assume the role of president, Weyerhaeuser Company, Ltd., a wholly-owned subsidiary of Weyerhaeuser Company. I want to thank Bill for his 29 years of service, for helping us manage our increased presence in Canada following the MacMillan Bloedel acquisition, and for helping us develop a better understanding of what it means to operate as a truly North American company.

Elevating Susan's position to the SMT demonstrates the strategic importance of the role information technology plays in the continued success of Weyerhaeuser. It also allows Susan to play a greater role in working with the SMT to develop overall strategic and operational directions for the company.

These are exciting times at Weyerhaeuser. We're changing. We're becoming more agile and frugal. We're giving people more accountability and greater chances to succeed. We're even more focused on creating shareholder value.

In the end, these changes mean an even brighter future for our employees, customers, shareholders, communities, suppliers and others whom we touch every day.

Chairman,
President,
Chief Executive Officer

TIMBERLANDS

FINANCIAL HIGHLIGHTS FOR FISCAL YEAR 2002

Net Sales	**2002**	2001	2000	1999	1998
IN MILLIONS OF DOLLARS					
To unaffiliated customers:					
Raw materials (logs, chips & timber)	**$ 782**	$ 617	$ 744	$ 637	$ 614
Other products [1]	**338**	168	98	30	37
	$ 1,120	$ 785	$ 842	$ 667	$ 651
Intersegment sales	**$ 918**	$ 628	$ 665	$ 537	$ 488

Sales Volumes	**2002**	2001	2000	1999	1998
IN MILLIONS					
Raw materials—cubic feet	**386**	301	319	287	259

Annual Production	**2002**	2001	2000	1999	1998
IN MILLIONS					
Logs—cubic feet	**663**	517	606	521	495
Fee depletion—cubic feet	**936**	748	700	634	585

(1) PRIMARILY COMPRISED OF SALES FROM THE INTERNATIONAL COMPOSITES AND AUSTRALIAN DISTRIBUTION BUSINESSES.

"For decades, Weyerhaeuser has practiced sustainable forestry and applied scientific methods to encourage the vigorous growth of quality trees. Today, we're applying these methods to 1.7 million acres of recently acquired Willamette timberlands. And through the collaboration of Weyerhaeuser and Willamette people, we've developed more efficient ways of managing the resource after harvest. These changes have positioned us to improve our cash flows and create higher margins.

"This vast and valuable resource provides a strong platform for our future growth."

Richard E. Hanson
Executive Vice President, Timberlands and International


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Earnings Before Interest, Tax, Depreciation, Depletion and Amortization Expense (EBITDA)
IN MILLIONS

Weyerhaeuser operates 7.3 million acres (6.5 million acres owned, 800,000 acres leased) of privately managed forests in 12 states for sustainable wood production in the United States. In Canada, the company holds renewable, long-term licenses on 34.7 million acres (14.1 million hectares) of forestlands in five provinces and owns 664,000 acres (269,000 hectares).

We manage these forests to increase the quality and volume of wood products and to protect important natural resources. This includes planting 300 to 600 seedlings on each harvested acre.

Through several wholly-owned subsidiaries and joint ventures, the company is also responsible for management, marketing and distribution activities for forestlands and manufacturing facilities located in New Zealand, Australia, Ireland, France and Uruguay.

Weyerhaeuser is obtaining independent certification of our forestry practices and our environmental management systems. At the end of 2002:

- 77 percent of our forests in the United States were certified as meeting the standards of the Sustainable Forestry Initiative® (SFI).
- 60 percent of Canadian forests managed by Weyerhaeuser were certified as meeting the Canadian Standards Association's (CSA) Sustainable Forest Management Standard.
- 85 percent of our forests worldwide were registered to the ISO 14001 standard for environmental management systems.

Remaining U.S. forests will be SFI-certified in early 2003; remaining Canadian forests will be CSA-certified by the end of 2004. All company forests worldwide will be registered to ISO 14001 by the end of 2004.


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Contribution to Earnings
IN MILLIONS

WOOD PRODUCTS

FINANCIAL HIGHLIGHTS FOR FISCAL YEAR 2002

Net Sales	**2002**	2001	2000	1999	1998
IN MILLIONS OF DOLLARS					
Softwood lumber	**$ 3,186**	$ 2,751	$ 2,996	$ 2,415	$ 1,876
Softwood plywood and veneer	**634**	456	523	546	459
Oriented strand board, composite and other panel products	**1,028**	741	892	839	783
Hardwood lumber	**306**	292	315	298	257
Engineered lumber products	**1,148**	1,070	966	409	330
Raw materials (logs, chips & timber)	**472**	433	492	211	243
Other products	**818**	750	878	802	675
	$ 7,592	$ 6,493	$ 7,062	$5,520	$ 4,623

Sales Volumes	**2002**	2001	2000	1999	1998
IN MILLIONS					
Softwood lumber—board feet	**8,623**	7,203	7,442	5,734	4,995
Softwood plywood and veneer—square feet (3/8")	**2,686**	1,897	2,133	1,902	1,842
Composite panels—square feet (3/4")	**1,147**	253	379	410	586
Oriented strand board—square feet (3/8")	**4,205**	3,738	3,634	2,716	2,697
Hardwood lumber—board feet	**427**	413	423	397	339
Raw materials—cubic feet	**595**	549	692	305	315

Annual Production	**Capacity**	**2002**	2001	2000	1999	1998
IN MILLIONS						
Softwood lumber—board feet	7,083	**6,831**	5,335	5,645	4,532	4,025
Softwood plywood and veneer—square feet (3/8")	3,007	**2,278**	1,099	1,340	1,065	960
Composite panels—square feet (3/4")	1,208	**864**	93	206	281	510
Oriented strand board—square feet (3/8")	4,275	**4,049**	3,443	3,438	2,452	2,179
Hardwood lumber—board feet	446	**406**	410	397	376	342
Logs—cubic feet	—	**794**	648	650	572	526

Principal Manufacturing Facilities

Softwood lumber, plywood and veneer	58	Hardwood lumber	13
Composite panels	11	Engineered lumber products	19
Oriented strand board	10		

WOOD PRODUCTS

OPERATIONS REVIEW

"During 2002, Weyerhaeuser's Wood Products business expanded its scope. Through the combined assets of Weyerhaeuser and Willamette, we're serving a greater number of customers with a broader range of products. We've also identified ways to operate more efficiently with reduced costs, fewer people, and a simplified maintenance program."

William R. Corbin
Executive Vice President, Wood Products



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IN MILLIONS

Weyerhaeuser produces softwood lumber in North America, New Zealand and Australia from a variety of species for uses around the world. Technological advances help minimize waste, increase productivity, and increase the value of each log.

We sell hardwood lumber, including quality boards, mouldings, panels and other specialty items, to retailers and manufacturers throughout North America. Our hardwood lumber is also sold worldwide to manufacturers of furniture, cabinets and architectural millwork.

The company manufactures oriented strand board and plywood engineered for residential and commercial construction. These structural panels are sold throughout North America and Asia to retailers, home improvement warehouses and industrial users.

With 73 customer service centers across North America, Weyerhaeuser Building Materials provides quality materials and sales, marketing, logistical and technical services to lumber dealers, home improvement warehouses, industrial manufacturers, and the manufactured housing and recreational vehicle industries.

Trus Joist manufactures a variety of engineered lumber products for structural framing and industrial applications. These branded and proprietary products are used worldwide for residential housing construction, industrial applications and light commercial construction.



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Contribution to Earnings

IN MILLIONS

PULP & PAPER

FINANCIAL HIGHLIGHTS FOR FISCAL YEAR 2002

Net Sales IN MILLIONS OF DOLLARS	2002	2001	2000	1999	1998
Pulp	$ 1,196	$ 1,134	$ 1,416	$ 1,192	$ 1,064
Paper	2,163	1,037	1,115	937	763
Coated groundwood	126	148	169	160	174
Bleached board	179	198	198	186	183
Newsprint	—	—	—	—	40
Other products	34	42	62	137	85
	$ 3,698	$ 2,559	$ 2,960	$ 2,612	$ 2,309

Sales Volumes IN THOUSANDS	2002	2001	2000	1999	1998
Pulp—air-dry metric tons	2,378	2,113	2,129	2,273	2,012
Paper—tons [1]	2,742	1,301	1,375	1,240	975
Coated groundwood—tons	210	206	214	220	206
Bleached board—tons	229	243	255	248	236
Newsprint—metric tons	—	—	—	—	62
Paper converting—tons	1,859	831	829	788	620

Annual Production IN THOUSANDS	Capacity	2002	2001	2000	1999	1998
Pulp—air-dry metric tons	2,910	2,281	2,140	2,282	2,219	1,971
Paper—tons [1]	2,970	2,811	1,244	1,388	1,292	1,025
Coated groundwood—tons	240	210	211	215	219	210
Bleached board—tons	260	227	240	261	251	237
Newsprint—metric tons	—	—	—	—	—	69
Paper converting—tons	2,175	1,844	777	850	779	606

Principal Manufacturing Facilities			
Pulp	12	Bleached board	1
Paper	9	Paper converting	16
Coated groundwood	1		

(1) INCLUDES UNPROCESSED ROLLS AND CONVERTED PAPER VOLUMES.

"Last year, we combined the paper resources of two great companies. We immediately reduced our purchasing costs and capital requirements.

"The efficiencies we've achieved with the combined system are impressive. By identifying and sharing best practices, we achieved significant labor and production improvements. Today, we're running fewer grades of paper on many machines, capturing freight savings from reduced shipping requirements, and operating with lower fiber costs."

Michael R. Onustock
Senior Vice President, Pulp and White Paper



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Earnings Before Interest, Tax, Depreciation, Depletion and Amortization Expense (EBITDA)
IN MILLIONS

Weyerhaeuser manufactures papergrade, absorbent, dissolving and specialty pulp grades. Customers worldwide use this pulp in products such as fine writing, office and publication papers; diapers and absorbent personal care products; pharmaceuticals; and photographic-base papers.

Weyerhaeuser manufactures coated and uncoated papers for printing, publishing, business and office use. Brand names include First Choice, Cougar Opaque and Lynx Opaque. Bleached board is manufactured primarily for use in the production of liquid containers. Our Newsprint business, a joint venture with Nippon Paper Industries, makes high-quality newsprint used in the United States and Japan.



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Contribution to Earnings
IN MILLIONS

CONTAINERBOARD, PACKAGING & RECYCLING

FINANCIAL HIGHLIGHTS FOR FISCAL YEAR 2002

Net Sales	2002	2001	2000	1999	1998
IN MILLIONS OF DOLLARS					
Containerboard	$ 350	$ 346	$ 450	$ 185	$ 135
Corrugated packaging	3,338	2,385	2,557	2,083	1,966
Recycling	229	212	370	255	204
Other products	295	153	182	40	11
	$ 4,212	$ 3,096	$ 3,559	$ 2,563	$ 2,316

Sales Volumes	2002	2001	2000	1999	1998
IN THOUSANDS					
Containerboard—tons	983	883	1,055	576	323
Corrugated packaging—MSF	67,137	46,221	49,672	45,203	44,299
Recycling—tons	2,292	2,837	3,177	2,785	2,546
Kraft bags and sacks—tons	93	—	—	—	—

Annual Production	Capacity	2002	2001	2000	1999	1998
IN THOUSANDS						
Containerboard—tons	6,300	3,004	3,699	3,578	2,622	2,291
Corrugated packaging—MSF	107,000	70,498	48,650	52,509	47,404	46,410
Recycling—tons	—	6,092	4,726	4,448	4,287	3,833
Kraft bags and sacks—tons	155	93	—	—	—	—

Principal Manufacturing Facilities

Containerboard	11	Recycling	20
Packaging	98	Kraft bags and sacks	4

"Building on the strengths of Willamette and Weyerhaeuser, during 2002, we created an extremely efficient containerboard manufacturing system that balances our production capacity with the long-term needs of our customers.

"We also added 37 Willamette box plants to our packaging business and closed six of our existing operations. Today, we're meeting customer needs from more efficient facilities in the same regions and we are well positioned to compete in our chosen markets."

James R. Keller
Senior Vice President, Containerboard, Packaging and Recycling


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Earnings Before Interest, Tax, Depreciation, Depletion and Amortization Expense (EBITDA)
IN MILLIONS

Weyerhaeuser manufactures medium, linerboard and kraft paper. Medium is used in forming the fluted, or wavy, portion of corrugated boxes to provide strength and product protection. Linerboard is used for the inside and outside facing of a corrugated box. We operate a network of packaging plants that supply corrugated boxes for a range of industrial, agricultural and consumer products in the United States and Mexico. We also manufacture kraft paper bags used by grocery, department, drug and hardware stores, as well as fast-food restaurants.

Weyerhaeuser Recycling collects and processes all major grades of recovered paper, including corrugated containers, newspapers and office paper. This business, which operates 20 plants across the United States, also provides document destruction services and includes a large national brokerage system.

Weyerehaeuser is one of the world's largest paper recyclers with more than 6 million tons of recycled materials consumed or sold globally each year.


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Contribution to Earnings
IN MILLIONS

REAL ESTATE & RELATED ASSETS

FINANCIAL HIGHLIGHTS & OPERATIONS REVIEW FOR FISCAL YEAR 2002

"In 2002, Weyerhaeuser Real Estate Company focused on optimizing the diverse requirements of our stakeholders: customers, subcontractors, suppliers and the communities in which we operate. Through the efforts of our valued employees, we produced record earnings for the fifth consecutive year. We are well positioned in our markets for continued success."

Daniel S. Fulton
President, Weyerhaeuser Real Estate Company

The real estate business is principally comprised of five operating subsidiaries, each focused on the pursuit of a distinct value proposition suited to its target market.

Pardee Homes is a major builder/developer in the Los Angeles, San Diego and Las Vegas markets. As a developer of master planned communities, Pardee's broad product line ranges from homes built for the first-time home buyer through luxurious move-up homes.

Quadrant Homes is the largest homebuilder in the Puget Sound region of Washington state. Quadrant's homes are priced to be below most new-home construction and to directly compete with area resale activity.

Trendmaker Homes offers homes directed at the move-up market in Houston. In the target segment of luxurious production homes, Trendmaker has a significant share of the market and has an excellent reputation within the Houston area.

Winchester Homes operates in the Maryland and Virginia suburbs of Washington, D.C. Winchester's unique product offering allows home buyers a reasonable level of customization of their luxury homes while still employing production building techniques.

Weyerhaeuser Realty Investors (WRI) is an investment manager of and investor in development financing for mid-sized homebuilders. WRI has active investments in major metropolitan areas of several states.



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Contribution to Earnings
IN MILLIONS

Revenue IN MILLIONS OF DOLLARS	2002	2001	2000	1999	1998
	1,750	1,461	1,377	1,236	1,192

Unit Statistics	2002	2001	2000	1999	1998
Single-family homes sold	**4,374**	3,868	3,833	3,431	3,412
Single-family homes closed	**4,280**	3,651	3,369	3,431	3,089
Single-family homes sold but not closed	**1,882**	1,788	1,571	1,107	1,107

WEYERHAEUSER COMPANY

FINANCIAL REPORT

Weyerhaeuser Company was incorporated in the state of Washington in January 1900 as Weyerhaeuser Timber Company. It is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate development and construction.

Weyerhaeuser Company, including all of its majority-owned domestic and foreign subsidiaries (the company), has approximately 56,800 employees, of whom 55,600 are employed in its timber-based businesses, and of this number, approximately 25,300 are covered by collective bargaining agreements, which generally are negotiated on a multi-year basis.

Approximately 1,200 of the company's employees are involved in the activities of its real estate and related assets segment.

The major markets, both domestic and foreign, in which the company sells its products are highly competitive, with numerous strong sellers competing in each. Many of the company's products also compete with substitutes for wood and wood fiber products. The company's subsidiaries in the real estate and related assets segment operate in highly competitive markets, competing with numerous regional and national firms in real estate development and construction and other real estate related activities. The company competes in its markets primarily through price, product quality and service levels.

In recent years, the company has grown substantially through acquisitions with the purchases of MacMillan Bloedel in 1999, Trus Joist International (Trus Joist) in 2000, and Willamette Industries, Inc. (Willamette) in 2002.

In 2002, the company's sales to customers outside the United States totaled $3.3 billion (including exports of $1.5 billion from the United States and $1.8 billion of Canadian export and domestic sales), or 18 percent of total consolidated sales and revenues, compared with 19 percent in 2001. All sales to customers outside the United States are subject to risks related to international trade and to political, economic and other factors that vary from country to country.

Throughout this document, the term "company" refers to Weyerhaeuser Company and all of its majority-owned domestic and foreign subsidiaries. The term "Weyerhaeuser" refers to the forest products-based operations and excludes the real estate and related assets operations.

Business Segments

TIMBERLANDS

Weyerhaeuser is engaged in the management of 7.2 million acres of company-owned and .8 million acres of leased commercial forestland in North America (4.9 million acres in the southern United States and 3.1 million acres in the Pacific Northwest and Canada), most of it highly productive and located extremely well to serve both domestic and international markets. Weyerhaeuser also has renewable, long-term licenses on 34.7 million acres of forestland located in five provinces throughout Canada that are managed by our Canadian operations. The standing timber inventory on these lands is approximately 509 million cunits (a cunit is 100 cubic feet of solid wood). The relationship between cubic measurement and the quantity of end products that may be produced from timber varies according to the species, size and quality of timber, and will change through time as the mix of these variables changes. The end products are generally measured in board feet. To sustain the timber supply from its fee timberlands, Weyerhaeuser is engaged in extensive planting, suppression of nonmerchantable species, precommercial and commercial thinning, fertilization, and operational pruning, all of which increase the yield from its fee timberland acreage.

Weyerhaeuser accounts for the revenues and expenses associated with the management of company-owned and leased forestland in its timberlands segment. Revenues and expenses associated with the management of licensed forestlands are included with the results of the operations they support, generally in the wood products segment. Weyerhaeuser's wood products operations located outside North America are included in the timberlands segment. The following international operations are included in the timberlands business segment.

Weyerhaeuser, through its wholly-owned subsidiary Weyerhaeuser New Zealand Inc., is responsible for the management and marketing activities of a New Zealand joint venture, Nelson Forests Joint Venture, located on the northern end of the South Island. The joint venture assets consist of 150,000 acres of Crown Forest License cutting rights, 42,000 acres of freehold land and the Kaituna sawmill, with a capacity of 35 million board feet.

Weyerhaeuser, through its wholly-owned subsidiary Weyerhaeuser Australia Pty. Ltd., owns a 70 percent interest in Pine Solutions, Australia's largest softwood timber distributor; two sawmills with a combined production capacity of 171 million board feet of lumber; and 16,800 acres of cutting rights.

Weyerhaeuser, through its wholly-owned subsidiary Weyerhaeuser Forestlands International, is a 50 percent owner and managing general partner in RII Weyerhaeuser World Timberfund, L.P. (WTF), a limited partnership, which makes investments outside the United States. In Australia, WTF owns 50,400 acres of freehold land; leases 8,200 acres of radiata pine plantations; and owns two softwood lumber mills with a capacity of 115 million board feet, a lumber treating operation, a pine moulding remanufacturing plant, a chip export business and a 30 percent interest in Pine Solutions. This partnership also owns a Uruguayan venture, Colonvade, S.A., which has acquired over 246,000 acres of private grazing land that is currently being converted into plantation forests.

During 2001, Weyerhaeuser acquired a 50 percent interest in Southern Cone Timber Investors Limited, a joint venture that focuses on plantation forests in the Southern Hemisphere. This joint venture holds as its principal assets 68,000 acres of intensively managed eucalyptus and pine tree plantings in Uruguay.

As part of the acquisition of Willamette, Weyerhaeuser acquired three composite panel facilities in Europe with production capacity of 215 million square feet (¾" basis) of particleboard and 250 million square feet (¾" basis) of medium density fiberboard.

WOOD PRODUCTS

Weyerhaeuser's wood products businesses produce and sell softwood lumber; plywood and veneer; oriented strand board, composite and other panels; hardwood lumber; engineered lumber products; and treated products. These products are sold primarily through our own sales organizations and building materials distribution business. Building materials are sold to wholesalers, retailers and industrial users. The raw materials required to produce these products are purchased from third parties, transferred at market price from Weyerhaeuser's timberlands segment, or obtained from long-term licensing arrangements.

PULP AND PAPER

Weyerhaeuser's pulp and paper businesses include: Pulp, which manufactures chemical wood pulp for world markets; Paper, which manufactures a range of both coated and uncoated papers and business forms marketed through our own sales force and through paper merchants and printers; and Bleached Board, which manufactures bleached board, used for production of liquid containers, marketed to West Coast and Pacific Rim customers through the company's own sales force. In addition, through its investment in North Pacific Paper Corporation, Weyerhaeuser has a 50 percent interest in NORPAC, a joint venture that owns a newsprint manufacturing facility in Washington state.

CONTAINERBOARD, PACKAGING AND RECYCLING

Weyerhaeuser's containerboard, packaging and recycling businesses include: Containerboard, which manufactures linerboard, corrugating medium and kraft paper, primarily used to produce corrugated boxes at Weyerhaeuser's packaging facilities and also marketed to domestic and foreign customers through our sales force and agents; Packaging, which manufactures industrial and agricultural packaging marketed through our own sales force; and Recycling, which operates an extensive wastepaper collection system and markets it to company mills and worldwide customers. The segment also operates facilities that manufacture paper bags, preprint linerboard, inks and printing plates.

REAL ESTATE AND RELATED ASSETS

The real estate and related assets segment includes Weyerhaeuser Real Estate Company (WRECO), a wholly-owned subsidiary, and the company's other real estate related activities. WRECO is engaged in developing single-family housing and residential lots for sale, including development of master-planned communities. Operations are concentrated mainly in selected metropolitan areas in southern California, Nevada, Washington, Texas, Maryland and Virginia.

CORPORATE AND OTHER

Corporate and other includes marine transportation (Westwood Shipping Lines, a wholly-owned subsidiary) and general corporate support activities.

Natural Resource and Environmental Matters

Growing and harvesting timber are subject to numerous laws and government policies to protect the environment, nontimber resources such as wildlife and water, and other social values. Changes in those laws and policies can significantly affect local or regional timber harvest levels and market values of timber-based raw materials.

In the United States, a number of fish and wildlife species that inhabit geographic areas near or within company timberlands have been listed as threatened or endangered under the federal Endangered Species Act (ESA) or similar state laws. Federal ESA listings include the northern spotted owl, marbled murrelet, a number of salmon species, bull trout and steelhead trout in the Pacific Northwest and the red-cockaded woodpecker, gopher tortoise and American burying beetle in the Southeast. Listings of additional species or populations may result from pending or future citizen petitions or be initiated by federal or state agencies. Federal and state requirements to protect habitat for threatened and endangered species have resulted in restrictions on timber harvest on some timberlands, including some timberlands of the company. Additional listings of fish and wildlife species as endangered, threatened or sensitive under the ESA and similar state laws as well as regulatory actions taken by federal or state agencies to protect habitat for these species may, in the future, result in additional restrictions on timber harvests and other forest management practices, could increase operating costs, and could affect timber supply and prices.

In the United States, federal, state and local regulations protecting water quality and wetlands also could affect future harvest and forest management practices on some of the company's timberlands. Forest practice acts in some states in the United States increasingly affect present or future harvest and forest management activities. For example, in some states, these acts limit the size of clearcuts, require some timber to be left unharvested to protect water quality and fish and wildlife habitat, regulate construction and maintenance of forest roads, require reforestation following timber harvest, and contain procedures for state agencies to review and approve proposed forest practice activities. Some states and some local governments regulate certain forest practices through various permit programs. Each state in which the company owns timberlands has developed "best management practices" (BMPs) to reduce the effects of forest practices on water quality and aquatic habitats. Additional and more stringent regulations may be adopted by various state and local governments to achieve water quality standards under the federal Clean Water Act, protect fish and wildlife habitats or achieve other public policy objectives.

The company operates under the Sustainable Forestry Initiative®, a certification standard designed to supplement government regulatory programs with voluntary landowner initiatives to further protect certain public resources and values. The Sustainable Forestry Initiative® is an independent standard, overseen by a governing board consisting of conservation organizations, academia, the forest industry, and large and small forest landowners. Compliance with the Sustainable Forestry Initiative® may result in some increases in operating costs and curtailment of timber harvests in some areas.

The regulatory and nonregulatory forest management programs described above have increased operating costs, resulted in changes in the value of timber and logs from the company's timberlands, and contributed to increases in the prices paid for wood products and wood chips during periods of high demand. These kinds of programs also can make it more difficult to respond to rapid changes in markets, extreme weather or other unexpected circumstances. One additional effect may be further reductions in usage of, and some substitution of other products for, lumber and plywood. The company does not believe that these kinds of programs have had, or in 2003 will have, a significant effect on the company's total harvest of timber in the United States or any major U.S. region, although they may have such an effect in the future. Further, the company does not expect to be disproportionately affected by these programs as compared with typical owners of comparable timberlands. Likewise, management does not expect that these programs will significantly disrupt its planned operations over large areas or for extended periods.

Weyerhaeuser's forest operations in Canada are primarily carried out on public forestlands under forest licenses, although the company also owns substantial amounts of timberland in western British Columbia (B.C.). All forest operations are subject to forest practices and environmental regulations, and operations under licenses also are subject to contractual requirements between the company and the relevant province designed to protect environmental and other social values. In Canada, the federal Species at Risk Act (SARA) was enacted late in 2002 and will be implemented according to a timetable to be established by Cabinet order. It is not anticipated that SARA will result in additional restrictions on timber harvests or other forest management practices, increase operating costs, or affect timber supply and prices in 2003, although it may have such an effect in the future. The company also participates in the Canadian Standards Association Sustainable Forest Management System standard, a voluntary certification system that further protects certain public resources and values. Compliance with this standard may result in some increases in operating costs and curtailment of timber harvests in some areas.

Many of these Canadian lands also are subject to the constitutionally protected treaty or common law rights of the First Nations peoples of Canada. Most of B.C. is not covered by treaties, and as a result, the claims of B.C.'s First Nations peoples relating to forest resources are largely unresolved, although many First Nations are engaged in treaty discussions with the governments of B.C. and Canada. Although no treaty is imminent, final or interim resolution of First Nations claims may be expected to result at some time in the future in a negotiated decrease in the lands or timber available for forest operations under license in B.C., including the company's licenses. In a case brought by the Council of Haida Nations against B.C., a court of general jurisdiction in B.C. ruled in 2002 that both the province of B.C. and the company have legally enforceable duties to the Haida to consult with and accommodate them with respect to forestry activities on the Queen Charlotte Islands. The ruling is currently being appealed. The negotiation and resolution of First Nations land claims and claims such as that brought by the Haida could also result in additional restrictions on the sale or harvest of timber on B.C. timberlands, could increase operating costs, and could affect timber supply and prices. The company believes that such claims will not have a significant effect on the company's total harvest of timber or production of forest products in 2003, although they may have such an effect in the future.

The company is also subject to federal, state or provincial, and local pollution controls with regard to air, water and land; solid and hazardous waste management, disposal and remediation laws and regulations in all areas in which it has operations; as well as market demands with respect to chemical content of some products and use of recycled fiber. Compliance with these laws, regulations and demands usually involves capital expenditures as well as operating costs. The company cannot easily quantify future amounts of capital expenditures required to comply with these laws, regulations and demands, or the effects on operating costs, because in some instances compliance standards have not been developed or have not become final or definitive. In addition, compliance with standards frequently serves other purposes such as extension of facility life, increase in capacity, changes in raw material requirements, or increase in economic value of assets or products. While it is difficult to isolate the environmental component of most manufacturing capital projects, the company estimates that capital expenditures for environmental compliance were approximately $190 million (20 percent of total capital expenditures excluding acquisitions and real estate and related assets) in 2002. Based on its understanding of current regulatory requirements in the United States and Canada, the company expects that expenditures will be approximately $150 million in 2003 (20 percent of expected total capital expenditures excluding acquisitions and real estate and related assets).

The company is involved in the environmental investigation or remediation of numerous sites. Some of the sites are on property presently or formerly owned by the company where the company has the sole obligation to remediate the site or shares that obligation with one or more parties, others are third-party sites involving several parties who have a joint and several obligation to remediate the site, and some are superfund sites where the company has been named as a potentially responsible party. The company's liability with respect to these sites ranges from insignificant at some sites to substantial at others, depending on the quantity, toxicity and nature of materials deposited by the company at the site and, with respect to some sites, the number and economic viability of the other responsible parties.

The company spent approximately $9 million in 2002 and expects to spend approximately $13 million in 2003 on environmental remediation of these sites. It is the company's policy to accrue for environmental remediation costs when it is determined that it is probable that such an obligation exists and the amount of the obligation can be reasonably estimated. Based on currently available information, the company believes that it is reasonably possible that costs associated with all identified sites may exceed current accruals of $54 million by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $100 million over several years. This estimate of the upper end of the range of reasonably possible additional costs is much less certain than the estimates upon which accruals are currently based and utilizes assumptions less favorable to the company among the range of reasonably possible outcomes.

The United States Environmental Protection Agency (U.S. EPA) has promulgated regulations dealing with air emissions from pulp and paper manufacturing facilities, including regulations on hazardous air pollutants that require use of maximum achievable control technology (MACT) and controls for pollutants that contribute to smog and haze. In addition, the U.S. EPA is developing MACT standards for air emissions from wood products facilities. Depending on the content of the final rules, the company anticipates that it might spend between $64 million and $140 million over the next several years to comply with the MACT standards. The final Cluster Rule package of regulations affecting the pulp and paper segment of the industry went into effect in 1998. The company expects to spend approximately $55 million over the next several years to achieve compliance with the Cluster Rules. The company cannot quantify future capital requirements needed to comply with the new regulations being developed by the U.S. EPA or Canadian environmental agencies because final rules have not been promulgated. However, the company does not anticipate at this time that compliance with the new regulations will result in capital expenditures in any year that are material in relationship to the company's annual capital expenditures.

In support of President Bush's approach to global climate change, the American Forest & Paper Association has made a commitment on behalf of all members of the association to reduce greenhouse gas intensity by 2012. The company cannot estimate what expenditures may ultimately be required to contribute to this commitment, but does not expect significant expenditures in 2003.

The U.S. EPA also promulgated regulations in 2000 requiring states to develop total maximum daily load (TMDL) allocations for pollutants in water bodies determined to be water quality impaired. The TMDL requirements may set limits on pollutants that may be discharged to a body of water or set additional requirements, such as best management practices for nonpoint sources, including timberland operations, to reduce the amounts of pollutants. The U.S. EPA has proposed to repeal the 2000 TMDL rules, which never became effective. However, states continue to promulgate TMDL requirements. It is not possible to estimate the capital expenditures that may be required for the company to meet pollution allocations until a specific TMDL is promulgated.

Net Sales and Revenues and Contribution to Earnings by Segment

DOLLAR AMOUNTS IN MILLIONS

	2002	2001	2000	1999	1998
NET SALES AND REVENUES					
Timberlands:					
Raw materials (logs, chips and timber)	$ 782	$ 617	$ 744	$ 637	$ 614
Other products	338	168	98	30	37
	1,120	785	842	667	651
Wood Products:					
Softwood lumber	3,186	2,751	2,996	2,415	1,876
Softwood plywood and veneer	634	456	523	546	459
Oriented strand board, composites and other panels	1,028	741	892	839	783
Hardwood lumber	306	292	315	298	257
Engineered lumber products	1,148	1,070	966	409	330
Raw materials (logs, chips and timber)	472	433	492	211	243
Other products	818	750	878	802	675
	7,592	6,493	7,062	5,520	4,623
Pulp and Paper:					
Pulp	1,196	1,134	1,416	1,192	1,064
Paper	2,163	1,037	1,115	937	763
Coated groundwood	126	148	169	160	174
Bleached board	179	198	198	186	183
Other products	34	42	62	137	125
	3,698	2,559	2,960	2,612	2,309
Containerboard, Packaging and Recycling:					
Containerboard	350	346	450	185	135
Packaging	3,338	2,385	2,557	2,083	1,966
Recycling	229	212	370	255	204
Other products	295	153	182	40	11
	4,212	3,096	3,559	2,563	2,316
Real Estate and related assets:					
Single-family units	1,455	1,218	1,071	960	834
Multi-family units	91	27	26	3	36
Residential lots	117	80	117	99	103
Commercial lots	34	43	40	58	23
Commercial buildings	14	55	42	48	100
Acreage	11	5	41	33	36
Interest	2	6	7	10	18
Other	26	27	33	25	42
	1,750	1,461	1,377	1,236	1,192
Corporate and other	149	151	180	182	151
Total net sales and revenues	$18,521	$14,545	$15,980	$12,780	$11,242
CONTRIBUTION (CHARGE) TO EARNINGS					
Timberlands	$ 750	$ 487	$ 572	$ 535	$ 487
Wood Products	(20)	16	210	470	183
Pulp and Paper	82	69	482	117	55
Containerboard, Packaging and Recycling	335	290	456	193	95
Real Estate and related assets	336	264	259	190	124
Corporate and other	(341)	(272)	(321)	(272)	(225)
Total contribution to earnings	$ 1,142	$ 854	$ 1,658	$ 1,233	$ 719

NOTE: UNUSUAL ITEMS AFFECTING CONTRIBUTION TO EARNINGS FOR FISCAL YEARS 2002, 2001 AND 2000 ARE DISCUSSED IN MANAGEMENT'S DISCUSSION AND ANALYSIS IN "RESULTS OF OPERATIONS."

Economic and Industry Factors Affecting Operations

Historically, the company's operating results have been affected by a variety of market conditions that influence demand and pricing for the company's products. Certain factors are cyclical in nature, such as the current global recession, which has decreased demand for a number of the company's products, and the relative strength of the U.S. dollar to foreign currencies, which has made company exports less competitive in offshore markets and imports into the United States more competitive. Other factors, such as the countervailing duties on softwood lumber imported to the United States from Canada, the surge in containerboard capacity in Asia, and the effect of electronic substitution on paper demand, may represent basic changes in the marketplace for the company's products. The company's results have also been affected by recent acquisitions, which have added substantial production capacity and significantly strengthened the company's position in its key market segments.

In the pulp and paper segment, the slowing global economy resulted in decreasing demand for market pulp and uncoated freesheet from 2000 into 2002, resulting in declining prices. The strength of the U.S. dollar also made Weyerhaeuser's pulp products less competitive overseas, particularly in Europe. Though prices for pulp and uncoated freesheet showed improvement during 2002 as demand improved, future world demand growth for uncoated freesheet may be slower than historic growth rates due to electronic substitution in some paper applications. The weakening of the U.S. dollar against the Euro at the end of 2002 is expected to improve the outlook for the pulp business.

In the containerboard, packaging and recycling segment, the global economic recession and the strength of the U.S. dollar reduced manufacturers' demand for corrugated containers through 2000 and 2001, particularly in the United States. To balance containerboard production with customer demand, Weyerhaeuser took extensive market-related downtime in 2000 and in 2001 and has continued to rationalize its own capacity through permanent machine and facility closures. In 2002, less market-related downtime was required as a result of machine and facility closures in 2001 and 2002. In addition, costs for old corrugated containers (OCC), a primary raw material for containerboard production, increased during 2002 as a result of increased demand for OCC as Asian producers increased containerboard capacity.

The weak economic conditions resulted in lower interest rates, which fueled a strong U.S. housing market in 2000 through 2002. As a result, the company's real estate and related assets segment performed well. The company's real estate business maintains a steady backlog of homes sold but not closed, indicating continued good performance for 2003.

Strong housing starts and remodeling expenditures helped keep wood products demand levels strong through 2002. Lumber demand in the United States grew in 2002, but because of the strong dollar, lumber imports from Europe grew rapidly, displacing sales volumes from North American sawmills. The structural panels business, which is generally unaffected by international factors, experienced record demand in 2002. Even so, the company's wood products segment has struggled with excess supply in the industry, caused by strong profits during the 1990s, which generated large increases in manufacturing capacity for lumber, structural panels and engineered lumber products. As a result of these factors, wood products prices, particularly lumber prices, decreased significantly despite strong housing starts and remodeling activity.

An additional factor affected the lumber business in 2001 and 2002. The expiration of the Softwood Lumber Agreement (SLA) in May 2001 and the resulting uncertainty about the imposition of countervailing duties and anti-dumping tariffs by the United States contributed to price volatility in 2001 and 2002. A brief tariff-free and duty-free window in early 2002 led to a major buildup in inventory in the United States. The anti-dumping tariffs imposed in 2002 are based upon production costs. The anti-dumping tariff rate a company will pay in the following year declines if production costs fall. This encouraged Canadian mills to lower unit costs through increased production. The result was an unexpected increase in Canadian lumber production in 2002. The surge in production contributed to a sharp decline in lumber prices in the second half of 2002.

The timberlands segment is heavily influenced by demand for wood products, both domestically and internationally; weather-related factors, which affect Weyerhaeuser's ability to harvest timber; and changes in foreign exchange rates. During the first half of 2000, both domestic and Japanese log demand was strong. As the global economy slowed in the second half of 2000 and the U.S. dollar strengthened against the yen, prices for export logs decreased to remain competitive with non-U.S. suppliers to Japan. Weyerhaeuser's exports to Japan remained relatively strong into 2001 and 2002 because of Weyerhaeuser's strong relationship with a major producer in Japan and strong market share.

The company has participated in industry consolidation through the acquisitions of MacMillan Bloedel, Trus Joist and Willamette.

Results of Operations

2002 COMPARED WITH 2001

CONSOLIDATED RESULTS

Consolidated net sales and revenues for 2002 were $18.5 billion, an increase of 27 percent, compared with $14.5 billion in 2001. Total costs and expenses for 2002 were $3.7 billion, or 27 percent, higher than 2001. These increases were primarily due to the inclusion of the results of operations of Willamette since its acquisition in February 2002.

The company's operating margin was 5.7 percent in 2002 compared with 5.2 percent in 2001. Excluding unusual items, operating margins in 2002 were comparable to 2001 as improvements in operating earnings due to increased scale after the Willamette acquisition were offset by declines in selling prices for a number of the company's products. Unusual pretax charges, discussed below, that affected operating margins totaled $85 million in 2002 compared with $157 million in 2001.

Operating results for 2002 include $106 million in net pension income for all of the company's pension plans compared with $234 million in 2001 (see Note 6 of Notes to Financial Statements). The decrease in net pension income reflects actual returns on pension assets that have declined in recent years; the decline in the discount rate, which resulted in increased actuarial liabilities; the reduction in the assumed rate of return on plan assets; and costs associated with the termination of the MacMillan Bloedel pension plan for salaried employees in the United States. The company reduced its expected rate of return on plan assets from 10.5 percent to 9.5 percent as of December 29, 2002, which is expected to significantly reduce pension income in 2003.

Net earnings in 2002 were $241 million, or $1.09 per share, representing a 32 percent decrease from 2001 net earnings of $354 million, or $1.61 per share. Excluding unusual items, 2002 results were $297 million compared with $423 million in 2001. Improvements in operating earnings were more than offset by increased interest expense incurred on borrowings that financed the Willamette acquisition. Debt reduction *remains the company's highest priority.*

The following unusual items affected 2002 results. (See Notes 14 through 18 of Notes to Financial Statements.)

- Charges of $95 million ($62 million after tax, or $0.28 per share) for closures of several wood products, packaging and containerboard facilities and charges incurred to outsource logging operations on licensed timberlands in Canada. The $95 million net charge also includes an $8 million benefit ($5 million after tax, or 2 cents per share) for reversals of closure reserves related to paper machine closures in 2001.
- Charges of $72 million ($47 million after tax, or $0.21 per share) for costs incurred to integrate the Willamette acquisition and streamline Weyerhaeuser's support functions and for amounts expensed under change in control agreements with former Willamette executives.
- Charges of $35 million ($23 million after tax, or $0.10 per share) for the termination of the MacMillan Bloedel pension plan for U.S. salaried employees.
- Charges of $12 million ($8 million after tax, or $0.03 per share) for business interruption costs incurred as a result of the recovery boiler outage at the Plymouth, North Carolina, pulp and paper facility net of insurance proceeds.
- Charges of $35 million ($23 million after tax, or $0.10 per share) for the write-off of debt issuance costs associated with bridge loans when permanent financing for the Willamette acquisition was obtained.
- Benefit of $47 million ($31 million after tax, or $0.14 per share) due to the reversal of countervailing and anti-dumping accruals recorded in 2001.
- Gains of $117 million ($76 million after tax, or $0.34 per share) on the sale of 115,000 acres of timberlands in western Washington.

TIMBERLANDS

Net sales and revenues for the timberlands segment increased $335 million, or 43 percent, to $1.1 billion in 2002 from $785 million in 2001. The increase in sales resulted from:

- An increase of approximately $124 million, or 24 percent, in net sales for logs, timber and chips on a 28 percent increase in sales volume. Weyerhaeuser's domestic timberland holdings increased by approximately 30 percent with the Willamette acquisition. As a result, harvest volumes increased substantially from 2001 levels. Declines in log prices partially offset the increases in sales volumes.
- An increase of $41 million related to the proceeds of sales of nonstrategic timberlands.
- An increase of $128 million related to the inclusion of the European composite panel operations acquired as part of the Willamette acquisition.
- *Additional increases of $42 million in other products* due primarily to increased sales in other international wood products operations that are accounted for in the timberlands segment.

The timberlands segment's contribution to earnings for 2002 increased $263 million, or 54 percent, to $750 million in 2002 from $487 million in 2001. The increase in earnings is due to the combined impact of increased harvest volume as a result of the acquisition of Willamette and increased dispositions of nonstrategic timberlands. Earnings in 2002 include approximately $247 million in gains associated with timberlands sales activity compared with $110 million in 2001. The single largest disposition was the sale of 115,000 acres in western Washington, which resulted in a pretax gain of $117 million.

Weyerhaeuser continually reviews its holdings to optimize the value in its timberlands. Occasionally, Weyerhaeuser will determine the greatest value will be derived through disposition of nonstrategic tracts. The purchase and sale agreement for the anticipated sale of approximately 100,000 acres of timberlands in western Washington to a not-for-profit trust announced in first quarter 2002 has expired. Weyerhaeuser is discussing the potential sale of this property with several parties and expects to complete a sale in 2003.

WOOD PRODUCTS

The wood products segment's net sales and revenues were $7.6 billion in 2002, up from $6.5 billion in 2001. Net sales and revenues increased in 2002 over 2001 primarily as a result of higher volumes sold due to the inclusion of the Willamette operations beginning in February 2002, partially offset by declines in selling prices.

The segment's 2002 loss of $20 million was down from its contribution to earnings of $16 million in 2001. The continued decline in earnings is due to industry overcapacity, which has resulted in severe pricing pressure for most of the segment's products despite healthy demand from strong housing starts and remodeling activity. Raw materials costs, including log costs, have not declined by the same magnitude as selling prices, narrowing operating margins in U.S. lumber and plywood businesses. Capacity-driven margin pressure was particularly acute in softwood lumber and in engineered lumber products, such as I-joists.

The countervailing duties and anti-dumping tariffs imposed on softwood lumber produced in Canada and exported to the United States have added to selling price volatility in 2001 and 2002. The method for computing the anti-dumping penalty has encouraged higher Canadian production levels, which helped depress selling prices for softwood lumber. The company has remained diligent in its efforts to work with involved parties to fairly resolve the Canadian softwood lumber dispute. These efforts will continue in 2003.

Weyerhaeuser has incurred countervailing and anti-dumping duties and related legal costs of $64 million in 2002 compared with $50 million accrued in 2001. The net pretax charge recorded in 2002 was $17 million, which is comprised of the $64 million of 2002 costs net of $47 million of preliminary countervailing and anti-dumping duties that were accrued in 2001 and were reversed in 2002 when the final ruling on the duties was not made retroactive.

Costs associated with facility closures and the integration of Willamette totaled $55 million in 2002. These closures will result in the elimination of 368 million board feet of softwood lumber converting and finishing capacity and 125 million square feet of oriented strand board capacity. Included in the closure charges are costs incurred to outsource logging operations on licensed timberlands in British Columbia. In addition, two composite panel and several engineered lumber facilities acquired from Willamette have been, or will be, closed. These closures were identified in integration planning and were valued accordingly.

2001 results include charges of $51 million for facility closure costs and costs to integrate the MacMillan Bloedel and Trus Joist acquisitions. Also during 2001, Weyerhaeuser increased its reserves for hardboard siding claims by $43 million (see Note 14 of Notes to Financial Statements). Late in 2001, Weyerhaeuser received insurance recoveries related to hardboard siding claims in the amount of $38 million and accrued an additional $13 million in insurance settlement recoveries. The impact of the increased reserves net of insurance settlements was a net benefit of $8 million to 2001 earnings.

PULP AND PAPER

Net sales and revenues for the pulp and paper segment were $3.7 billion in 2002, up from $2.6 billion in 2001. Net sales increased as a result of a 111 percent increase in fine paper unit shipments and a 13 percent increase in market pulp unit shipments, primarily due to facilities added as a result of the Willamette acquisition. The increase in unit shipments was partially offset by:

- Flat pricing for uncoated freesheet papers in our fine paper business.
- Declines in pulp prices of approximately 10 percent.
- Declines in selling prices for coated groundwood and bleached board.

Gross profit margins declined from 10.4 percent in 2001 to 8.3 percent in 2002 primarily as a result of declines in selling prices in most product lines, particularly pulp.

Contribution to earnings in 2002 of $82 million was up slightly from $69 million in 2001. The following unusual items affected segment earnings in 2002 and 2001:

- The net impact of costs associated with the recovery boiler outage at the Plymouth, North Carolina, facility in the second quarter of 2002. Insurance proceeds of $54 million covered all but $12 million of the incremental costs incurred related to business disruption that resulted from the outage.
- A paper machine closure at the Longview, Washington, facility in 2001 resulted in a charge of approximately $19 million to 2001 earnings. Approximately $8 million of this charge was reversed in 2002.

During 2002, Weyerhaeuser permanently closed a paper machine at its Johnsonburg, Pennsylvania, facility and two older paper machines in Kingsport, Tennessee, which were purchased as part of the Willamette acquisition. These machine closures were anticipated in integration planning and, accordingly, valuation reserves were not required. The new Kingsport paper machine commenced operations in the third quarter and is running well.

CONTAINERBOARD, PACKAGING AND RECYCLING

Net sales and revenues for the containerboard, packaging and recycling segment increased 36 percent to $4.2 billion in 2002 from $3.1 billion in 2001, due primarily to a 45 percent increase in unit shipments at the corrugated packaging plants with the inclusion of the Willamette operations. A decline in box prices partially offset the improvements due to corrugated packaging shipments. External containerboard sales volumes increased approximately 11 percent; however, declines in containerboard prices fully offset the increases in volume from the mills.

Contribution to earnings for the segment increased to $335 million in 2002 from $290 million in 2001, or 16 percent, as a result of the net effect of:

- Higher unit shipments from the box plants.
- Improved operating rates at the containerboard mills, mostly due to the company's capacity rationalization program that lowered unit production costs, and the high degree of vertical integration within the former Willamette containerboard and packaging system.
- Increased fiber costs, as old corrugated container (OCC) costs were nearly 35 percent higher in 2002 compared with 2001. The cost of OCC declined significantly in the second half of 2002 but still exceeded 2001 levels.
- Declines in net selling prices for boxes and containerboard.

Weyerhaeuser took approximately 40 percent less market-related downtime at the containerboard mills in 2002 compared with 2001, mostly due to rationalizing our capacity. During 2001 and 2002, Weyerhaeuser permanently closed or announced the closure of over 700,000 tons of capacity as part of Weyerhaeuser's ongoing efforts to streamline its mill system. Closure and integration charges partially offset the improvements in earnings due to increases in packaging unit shipments and containerboard mill operating rates. Costs associated with facility and machine closures and the integration of Willamette totaled $60 million in 2002 compared with $13 million for a machine closure in 2001.

REAL ESTATE AND RELATED ASSETS

The real estate and related assets segment's 2002 contribution to earnings was $336 million, up from $264 million in 2001. Sales and revenues were $1.8 billion in 2002 compared with $1.5 billion in 2001, primarily due to an increase in sales of single-family homes. The number of sales closed for single-family homes increased 17 percent in 2002 compared with 2001.

Sales in markets where the company operates remained strong during 2002 despite a modest slowdown in traffic in some markets. In addition, sales of multi-family projects increased by $64 million in 2002. The segment continues to operate with a strong backlog of homes sold but not yet closed and benefits from continued low mortgage interest rates.

INTEREST

Interest expense increased significantly because of additional debt issued to finance the Willamette acquisition. In addition, 2002 interest expense includes a pretax charge of $35 million related to the write-off of debt issue costs when bridge loans for the acquisition of Willamette were replaced with permanent financing. Weyerhaeuser expects to pay down additional debt using cash flow from operations and to return to historic debt ratios within five years from the time of the Willamette acquisition.

2001 COMPARED WITH 2000

CONSOLIDATED RESULTS

Consolidated net sales and revenues for 2001 were $14.5 billion, a decrease of 9 percent, compared with $16.0 billion in 2000. Results in 2001 reflect 52 weeks of operations compared with 53 weeks in 2000.

Total costs and expenses for 2001 were $.7 billion lower than 2000, reflecting generally lower production volumes in most of our businesses. Operating margin declined from 9.3 percent in 2000 to 5.2 percent in 2001, caused by the significant erosion of pricing in our major product lines.

Operating results for 2001 include $234 million in net pension income compared with $193 million in 2000 (see Note 6 of Notes to Financial Statements). The increase in income reflects an increase in expected returns due to growth in pension plan assets.

Net earnings in 2001 were $354 million, or $1.61 per share, representing a 58 percent decrease from 2000 net earnings of $840 million, or $3.72 per share. Excluding unusual items, 2001 results were $423 million.

The following unusual charges affected 2001 results (see Notes 5, 15, 16 and 17 of Notes to Financial Statements):

- $71 million ($45 million after tax, or $0.20 per share) for closures of four North American wood products facilities and two West Coast paper machines.
- $62 million ($39 million after tax, or $0.18 per share) for costs to streamline internal support services.
- $14 million ($8 million after tax, or $0.04 per share) to cover costs associated with the integration of the MacMillan Bloedel and Trus Joist acquisitions.
- $10 million ($6 million after tax, or $0.03 per share) for costs associated with Westwood Shipping Lines' transition to a new charter fleet.

Offsetting these charges was a $29 million, or $0.13 per share, deferred tax benefit due to the combined impact of a lower Canadian corporate tax rate enacted in the second quarter of 2001 and a lower British Columbia provincial corporate tax rate enacted in the third quarter of 2001.

TIMBERLANDS

The segment's net sales and revenues for 2001 were $785 million, down 7 percent from $842 million in 2000. The timberlands segment's contribution to earnings for 2001 was $487 million compared with $572 million in 2000. Lower sales and earnings reflect weaker log markets in the United States and Japan, particularly in the latter half of 2001. Net selling prices for both domestic and export logs declined in 2001 compared with 2000. Sales of nonstrategic timberlands contributed $110 million to net earnings in 2001 compared with $71 million in 2000.

WOOD PRODUCTS

Wood products net sales and revenues of $6.5 billion in 2001 were 8 percent lower than sales of $7.1 billion in 2000. All product line pricing was negatively impacted by the declining economic conditions in our markets, marked by industry capacity, which exceeded demand. Additionally, the segment incurred $50 million of incremental costs associated with countervailing and anti-dumping penalties on lumber shipped to the United States from Canada and related legal costs. (See Note 14 of Notes to Financial Statements.)

The wood products segment's contribution to earnings for 2001 was $16 million including unusual charges of $39 million associated with the closure of three North American facilities and $12 million for integration costs for the MacMillan Bloedel and Trus Joist acquisitions. In 2000, the segment's contribution to earnings was $210 million including unusual charges of $130 million for a nationwide class action settlement related to hardboard siding claims and $34 million associated with the integration of the MacMillan Bloedel and Trus Joist acquisitions.

PULP AND PAPER

Pulp and paper net sales and revenues were $2.6 billion in 2001, down 14 percent from $3.0 billion in 2000. Weak domestic and export pulp markets severely impacted the segment, and conditions required extensive market-related downtime. Sales for the pulp business declined approximately $280 million, primarily as a result of the declines in pulp selling prices on relatively flat unit shipments. In addition, fine paper sales declined as a result of a 5.4 percent decline in unit shipments and declines in selling prices.

2001 contribution to earnings for pulp and paper was $69 million including unusual charges of $19 million associated with machine closures at Longview, Washington. This compared with contribution to earnings of $482 million in 2000. The decline in pulp pricing was the primary driver of declining earnings for the pulp and paper segment. Declines in fine paper pricing also contributed to the lower earnings.

CONTAINERBOARD, PACKAGING AND RECYCLING

Containerboard, packaging and recycling net sales and revenues were $3.1 billion in 2001, down 13 percent from $3.6 billion in 2000. The global economic recession during 2001 severely impacted this business, and the segment took extensive market-related downtime as a result. Net sales and revenues declined for all product lines. Corrugated packaging unit shipments declined nearly 7 percent, and containerboard unit shipments declined 16 percent. Selling prices were flat for corrugated packaging and declined for containerboard.

2001 contribution to earnings for containerboard, packaging and recycling was $290 million including unusual charges of $13 million associated with a machine closure at Springfield, Oregon. This compared with $456 million of contribution to earnings in 2000, including $15 million in unusual charges associated with facility closures and acquisition-related integration costs. The decline in earnings is primarily due to the decline in unit shipments of corrugated packaging.

REAL ESTATE AND RELATED ASSETS

Net sales and revenues for the real estate and related assets segment were $1.5 billion in 2001 compared with $1.4 billion in 2000. Contribution to earnings was $264 million in 2001, up from $259 million in 2000. The segment continued to operate with a strong backlog of orders and benefited from strong markets in each of its operating areas.

EQUITY IN INCOME OF AFFILIATES

Equity in income of affiliates and unconsolidated entities was $18 million in 2002, $60 million in 2001 and $129 million in 2000. The declines are principally due to investments that were liquidated during 2001 in the real estate and related assets segment and the acquisition of Cedar River Paper Company, a joint venture that became wholly owned during 2001.

INCOME TAXES

The company's effective income tax rate was 35.0 percent in 2002, 31.3 percent in 2001 and 36.5 percent in 2000. The company's rate is affected by the benefits of tax credits and the export sales incentive. Reductions in corporate tax rates in Canada further reduced the company's effective income tax rate in 2001 (see Note 5 of Notes to Financial Statements).

CHARGES FOR INTEGRATION OF ACQUISITIONS

Weyerhaeuser took pretax charges of $72 million in 2002, $14 million in 2001, and $48 million in 2000 for the transition and integration of activities in connection with the Willamette, MacMillan Bloedel and Trus Joist acquisitions. These costs were based on plans that identified support functions to be centralized as a result of the consolidation of operations and costs to modify information systems. These charges also include employee-related costs such as severance, relocation, outplacement services, and change in control arrangements with former executives of acquired companies.

CHARGES FOR CLOSURE OF FACILITIES

Weyerhaeuser took pretax charges of $95 million in 2002, $71 million in 2001 and $8 million in 2000 for costs associated with the closure or disposal of facilities. These charges were related to the following:

2002:

- $51 million related to the closure of an OSB facility in Canada and three softwood lumber facilities. In addition, the charges include costs associated with Weyerhaeuser's decision to outsource certain logging operations on licensed timberlands in Canada. The charges included $32 million for the impairment of long-lived assets and $19 million for severance and other outplacement costs covering the termination of approximately 725 employees.
- $52 million related to the closure of five packaging facilities, a corrugated medium machine and a containerboard facility with combined capacity of approximately 300,000 tons as part of Weyerhaeuser's ongoing efforts to rationalize capacity. The packaging facility closures eliminate inefficient capacity or redundant facilities in the same geographic markets as acquired facilities. The charges included $31 million for the impairment of long-lived assets and $6 million for severance and other employee-related costs covering the termination of approximately 375 employees.
- $8 million reversal of reserves recorded in 2001 associated with machine closures at the Longview, Washington, fine paper facility. Actual severance and other labor-related costs and storeroom inventory write-offs were less than originally estimated.

2001:

- $13 million related to the closure of a containerboard machine at a Springfield, Oregon, facility, and $19 million related to the closure of a fine paper machine and sheeter at the Longview, Washington, facility. These closures eliminated approximately 240,000 tons of containerboard capacity and 70,000 tons of fine paper capacity. These charges included $23 million for the impairment of long-lived assets and $9 million for severance and other outplacement costs covering the termination of approximately 300 employees at the two facilities.
- $34 million for the closure or repositioning of three North American wood products operations. The charges included the permanent closure of a softwood lumber mill at Mountain Pine, Arkansas; the permanent closure of the Canadian white pine sawmill and k3 particleboard plant in Vancouver, British Columbia; and the closure of a sawmill and wood-fiber cement and glulam beam facilities in Durango, Mexico. The charges included $17 million for the impairment of long-lived assets and related support equipment that have been sold, transferred or scrapped. Also included in the wood products closure charges was $17 million for exit costs, including severance and outplacement covering the termination of approximately 1,160 employees.
- $5 million for the permanent closure of an OSB production line with the start-up of a new, more competitive OSB facility that was acquired under construction as part of the MacMillan Bloedel acquisition. Approximately $3 million of this amount relates to the termination of approximately 40 employees, and $2 million is for property-related writedowns.

2000:

- $8 million for the closure of a Weyerhaeuser packaging plant that was in the same geographic area as a MacMillan Bloedel facility. Approximately $2 million of this amount is for the termination of 150 employees, while the balance of $6 million is for writedowns of property and working capital.

Of the $308 million in aggregate charges taken during the three-year period ended December 29, 2002, for both integration and closure of facilities, approximately 37 percent of the total charges will not require cash outflows, while the remaining 63 percent require cash outflows. Individually or in the aggregate, the operating results of these facilities prior to our exit activities were not material to Weyerhaeuser's results of operations. At year-end 2002, Weyerhaeuser had $41 million reserved to complete these exit activities in 2003. Weyerhaeuser expects these activities to improve annual operating earnings by:

- Lowering our labor costs due to downsizing our work force in the affected facilities and businesses.
- Lowering depreciation costs for the net book value of property and equipment disposed of or closed.
- Increasing productivity in our mill systems through a revised configuration of operating facilities with improved manufacturing, logistics and costs.

OTHER OPERATING COSTS, NET

Other operating costs, net, is an aggregation of both recurring and occasional income and expense items and, as a result, can fluctuate from year to year. Other operating costs, net, includes:

DOLLAR AMOUNTS IN MILLIONS	2002	2001	2000
Foreign exchange transaction (gains) losses	$ (33)	$ 12	$ 12
Gain on sale of western Washington timberlands	(117)	—	—
Costs associated with support alignment initiatives	4	62	19
Costs associated with the transition to Westwood Shipping Lines' new fleet	—	10	—
Other, net	7	(8)	25
	$ (139)	$ 76	$ 56

Execution of support alignment initiatives related to Weyerhaeuser's effort to streamline and improve delivery of internal support services began in 2000. Weyerhaeuser incurred one-time costs such as severance, relocation and outsourcing to implement these initiatives. The 2001 costs include a charge of $41 million for costs associated with the decision to outsource certain information technology services to a third party. These charges are further described in Note 15 of Notes to Financial Statements. Weyerhaeuser ceased tracking support alignment costs concurrent with the acquisition of Willamette (see Note 21 of Notes to Financial Statements). Costs incurred in connection with Weyerhaeuser's current cost-reduction efforts are included in charges for integration of facilities. In 2002, Weyerhaeuser recorded a gain on the sale of 115,000 acres of timberlands in western Washington. This transaction is discussed in Note 18 of Notes to Financial Statements.

Liquidity and Capital Resources

GENERAL

The company is committed to the maintenance of a sound capital structure. This commitment is based upon two considerations: the obligation to protect the underlying interests of its shareholders and lenders, and the desire to have access, at all times, to major financial markets.

The important elements of the policy governing the company's capital structure are as follows:

- To view separately the capital structures of Weyerhaeuser and Weyerhaeuser Real Estate Company and related assets, given the very different nature of their assets and business activities. The amount of debt and equity associated with the capital structure of each will reflect the basic earnings capacity and unique liquidity characteristics of the assets dedicated to that business.
- The combination of maturing short-term debt and the structure of long-term debt will be managed judiciously to minimize liquidity risk. Long-term debt maturities are shown in Note 12 of Notes to Financial Statements.

OPERATIONS

Consolidated net cash provided by operations was $1.5 billion compared with $1.1 billion provided in 2001. The primary reasons for the increase are:

- Increased scale as a result of the Willamette acquisition.
- Increase in cash generated by the operations of the real estate and related assets segment.

An increase of $278 million in cash paid for interest partially offset these increased cash flows.

Net earnings before interest, income tax, depreciation and amortization expense (EBITDA) by segment were:

DOLLAR AMOUNTS IN MILLIONS	2002	2001	2000
Timberlands	$ 888	$ 556	$ 639
Wood products	314	287	496
Pulp and paper	460	321	727
Containerboard, packaging and recycling	665	513	663
Real estate and related assets	347	277	281
Corporate and other	(307)	(218)	(267)
EBITDA	2,367	1,736	2,539
Total depreciation, amortization and fee stumpage	(1,225)	(876)	(865)
Total interest expense, net of interest capitalized	(771)	(344)	(351)
Earnings before income taxes	$ 371	$ 516	$ 1,323

The $631 million increase in EBITDA from 2001 to 2002 is primarily due to an increase in operating income of over $300 million and an increase in depreciation, amortization and fee stumpage of $349 million as a result of the Willamette acquisition. EBITDA is commonly used to analyze companies on the basis of leverage and liquidity. While EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than net cash from operations, which are determined in accordance with generally accepted accounting principles, the company has presented EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. EBITDA is not a measure determined under generally accepted accounting principles. Also, EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies.

INVESTING

In 2002, the company expended $6.1 billion, net of cash acquired, to purchase the outstanding shares of Willamette stock.

Capital expenditures in 2002, excluding acquisitions and real estate and related assets, were $960 million, up from the $683 million spent in 2001. Weyerhaeuser completed nearly all of the Willamette capital projects that were under way at the time of the acquisition, resulting in a substantial increase in capital spending over Weyerhaeuser's 2001 levels. Capital expenditures are currently expected to be approximately $750 million, excluding acquisitions and real estate and related assets, in 2003. Future economic conditions could cause increases or decreases in planned capital spending levels.

Capital spending by segment, excluding acquisitions and real estate and related assets, over the past three years was:

DOLLAR AMOUNTS IN MILLIONS	2002	2001	2000
Timberlands	$ 100	$ 50	$ 52
Wood products	219	198	352
Pulp and paper	424	234	173
Containerboard, packaging and recycling	167	165	245
Corporate and other	50	36	30
	$ 960	$ 683	$ 852

During 2002, Weyerhaeuser invested $89 million in the acquisition of additional timberlands assets. Proceeds received by Weyerhaeuser from the sale of property and equipment amounted to $230 million in 2002 compared with $61 million in 2001. 2002 proceeds include net cash received for the sale of 115,000 acres of timberlands in western Washington.

During 2001, the company expended $261 million, net of cash acquired, to purchase the remaining interest in Cedar River Paper Company from its joint venture partner and pay down the outstanding debt of the partnership. Weyerhaeuser also expended $131 million for acquisitions of additional timberlands assets and $38 million for additional net investments in equity affiliates, including a joint venture investing in plantation forests in Uruguay.

The real estate and related assets segment received net distributions from equity in affiliates of $50 million in 2002 compared with $170 million in 2001.

Except for the Willamette acquisition, internally generated cash flows provided the cash needed to meet the company's capital expenditures, investments and other requirements in 2002.

FINANCING

Weyerhaeuser increased its interest-bearing debt by $7.6 billion in 2002, primarily due to funding the acquisition of Willamette and the assumption of $1.8 billion of Willamette debt. Proceeds from new borrowings, net of debt issue costs, including both the initial acquisition funding and the subsequent replacement of the bridge loans, totaled $14.1 billion in 2002. Repayments of long-term debt, including the bridge funding, totaled $8.2 billion, for a net increase in new borrowings of $5.9 billion, and net reductions of notes and commercial paper totaled $0.2 billion.

Weyerhaeuser's debt to total capital ratio was 55.6 percent at the end of 2002 compared with 37.7 percent at the end of 2001. Debt reduction is the company's highest priority, and Weyerhaeuser expects to return to historic debt ratios within five years from the time of the Willamette acquisition. For purposes of computing this ratio, debt includes Weyerhaeuser's interest-bearing debt and capital lease obligations and total capital consists of debt, shareholders' interest, deferred taxes and minority interest in subsidiaries, net of Weyerhaeuser's investments in real estate and related assets subsidiaries.

The real estate and related assets segment reduced third-party debt by approximately $100 million during 2002. This reflects $295 million of reductions in commercial paper and other borrowings and $98 million in scheduled note payments, offset by $290 million in issuances of new debt.

Sales of common stock from the exercise of employee stock options provided proceeds of $67 million in 2002 compared with $30 million in 2001.

Cash dividends of $353 million were paid during 2002 compared with $351 million in 2001. Common share dividends have exceeded the company's target ratio in recent years. The intent, over time, is to pay dividends to common shareholders in the range of 35 to 45 percent of common share earnings. Weyerhaeuser also received a $165 million intercompany dividend and a $5 million return of capital in 2002 and a $30 million intercompany dividend in 2001 from its real estate and related assets subsidiaries. The dividend and return of capital are eliminated on a consolidated basis.

To ensure its ability to meet future commitments, Weyerhaeuser Company and Weyerhaeuser Real Estate Company (WRECO) have established 364-day and five-year revolving lines of credit in the maximum aggregate amount of $2.6 billion. WRECO has access to $600 million of these facilities. Neither of the entities is a guarantor of the borrowing of the other under either of these credit facilities. At the end of 2002, $2.3 billion was available under these lines.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The company has operating leases, letters of credit and loan guarantees entered into in the normal course of business. These commitments, which are not reflected on the company's consolidated balance sheet as of December 29, 2002, or December 30, 2001, are further described in Notes 11 and 14 of Notes to Financial Statements. In addition, the company has long-term debt with maturities as described in Note 12 of Notes to Financial Statements.

MARKET RISK OF FINANCIAL INSTRUMENTS

The fair value of the company's fixed-rate debt is affected by changes in market rates of interest. A summary of the company's long-term debt obligations, including scheduled principal repayments and weighted average interest rates, as of December 29, 2002, follows:

DOLLAR AMOUNTS IN MILLIONS	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Weyerhaeuser:								
Fixed-rate debt	$ 284	$ 77	$ 1,178	$ 997	$ 1,166	$ 7,886	$11,588	$12,553
Average interest rate	8.73%	7.83%	5.63%	6.11%	6.43%	6.98%	6.76%	
Variable-rate debt	$ 502	$ 8	$ 17	$ 6	$ 324	$ 260	$ 1,117	$ 1,117
Average interest rate	2.53%	2.55%	1.86%	2.18%	2.50%	2.35%	2.47%	
Real estate and related assets:								
Fixed-rate debt	$ 74	$ 18	$ 14	$ 250	$ 1	$ 432	$ 789	$ 833
Average interest rate	6.47%	6.27%	6.54%	6.94%	5.75%	6.46%	6.61%	
Variable-rate debt	$ —	$ —	$ —	$ —	$ —	$ 25	$ 25	$ 25
Average interest rate						1.70%	1.70%	

Occasionally, the company utilizes derivative instruments to achieve the desired mix of fixed versus floating-rate debt in its capital structure, to hedge commitments for short or long positions in commodities the company produces or purchases, to manage exposure to foreign exchange rate fluctuations, and to eliminate or create other exposures to investments or liability commitments that are less efficiently managed in the cash or physical markets. The fair value of derivative contracts may vary due to the volatility of the expected underlying forward prices or index rates associated with such contracts.

The company had commodity swaps with a notional value of $54 million and a fair value representing a loss of $1 million as of December 29, 2002, all of which were designated as cash flow hedges. A 10 percent change in the forward price levels would result in a change in the fair value of the commodity swaps of approximately $5 million. This sensitivity excludes the offsetting impact of the price changes on the underlying physical contracts.

The company had an interest rate swap with a notional value of $50 million and a fair value representing a loss of $1 million at December 29, 2002. A 1 percent change in the spread between the fixed and variable interest rates would result in a change in the fair value of the swap of less than $100,000.

The company had an investment swap with a notional value of $160 million and a fair value of $1 million at December 29, 2002. The value at risk for this derivative is $7 million, calculated by applying conservative probabilities of changes in the expected return based on historical results.

Hardboard Siding Claims

The company announced in June 2000 it had entered into a proposed nationwide settlement of its hardboard siding class action cases and, as a result, took a pretax charge of $130 million to cover the estimated cost of the settlement and related claims. The court approved the settlement in December 2000. An appeal from the settlement was denied in March 2002, and the settlement is now binding on all parties.

The company reassessed the adequacy of these reserves and increased its reserves by an additional $43 million during 2001. Claims and related costs in the amount of $11 million in 2002, $37 million in 2001 and $31 million in 2000 were paid against the reserve.

The company has negotiated settlements with its insurance carriers for recovery of certain costs related to these claims. As of the end of 2002, the company had either received or accrued recoveries from insurance carriers in the amount of $52 million. See further discussion regarding this matter, including claims data, in Note 14 of Notes to Financial Statements.

Environmental Matters, Legal Proceedings and Other Contingencies

See discussion of environmental matters, legal proceedings and other contingencies in Note 14 of Notes to Financial Statements.

Accounting Matters

PROSPECTIVE PRONOUNCEMENTS

See Note 1 of Notes to Financial Statements.

CRITICAL ACCOUNTING POLICIES

The company's significant accounting policies are described in Note 1 of Notes to Financial Statements. The company's critical accounting policies are those that may involve a higher degree of judgment, estimates and complexity. The company believes its most critical accounting policies include those related to the company's pension and postretirement benefit plans, potential impairments of long-lived assets and goodwill, reserves for matters such as environmental issues and product liability reserves, and depletion accounting. While the company bases its judgments and estimates on historical experience and other assumptions that management believes are appropriate and reasonable under current circumstances, actual resolution of these matters may differ from recorded estimated amounts.

PENSION AND POSTRETIREMENT BENEFIT PLANS

The company sponsors several qualified and nonqualified pension and postretirement benefit plans for its employees. Key assumptions used to determine the amounts recorded in the company's financial statements include the discount rate, the expected return on plan assets, health care cost trend rates, assumed increases in wages and salaries, mortality rates, and other factors. These assumptions are reviewed with external advisors at the end of each fiscal year and are updated as appropriate. Actual experience that differs from the assumptions could have a significant impact on the company's financial position or results from operations. Other factors that affect the level of net periodic benefit income or cost that is recognized in a given year include actual fund performance, plan improvements, and changes in plan participation or coverage.

The company's expected rate of return on plan assets reflects the expectation that its plan assets will continue to outperform a benchmark rate of return, assuming a portfolio of investments comprised of 60 percent equities, 35 percent bonds and 5 percent cash. Over the last 18 years, actual returns on the company's plan assets have exceeded the benchmark rate of return by 5.8 percentage points. As of December 29, 2002, the company reduced its expected rate of return on plan assets assumption from 10.5 percent to 9.5 percent to reflect the expectations that the long-term benchmark return will be 6.5 percent and that the company's plan assets will outperform the benchmark by 3.0 percent. Each 1.0 percent reduction in the expected return on plan assets is expected to reduce estimated 2003 pension income by approximately $35 million for the company's U.S. pension plans and increase the estimated 2003 pension expense by approximately $5 million for the company's Canadian pension plans.

The discount rate is based on rates of interest on long-term corporate bonds. As of December 29, 2002, the company reduced the discount rate from 7.25 percent to 6.75 percent to reflect decreases in the benchmark rates of interest. Pension and postretirement benefit costs for 2003 will be based on the 6.75 percent assumed discount rate. Future discount rates may differ. Based on the estimated 2003 costs, each 0.5 percent reduction in the assumed discount rate is expected to reduce pension income approximately $4 million for the company's U.S. pension plans and increase pension expense approximately $5 million for the company's Canadian pension plans.

Historically, the market value of the assets of the company's pension plans has exceeded plan liabilities. Based upon information currently available, the company does not expect to be required to make cash contributions to its U.S. pension plans in 2003 other than to complete the termination of the

MacMillan Bloedel salaried pension plan and expects to contribute approximately $13 million to its Canadian pension plans in 2003. Contributions totaled $12 million in 2002, all of which were to the Canadian pension plans.

LONG-LIVED ASSETS AND GOODWILL

An impairment of a long-lived asset exists when the carrying value of an asset exceeds its fair value and when the carrying value is not recoverable through future operations. A goodwill impairment may exist when the carrying value of a reporting unit with goodwill exceeds its estimated fair value.

The company reviews the carrying value of its long-lived assets and goodwill when events and changes in circumstances indicate that the carrying value of the asset may not be recoverable through future operations. Additionally, testing for possible impairment of recorded goodwill is required annually.

To estimate whether the carrying value of an asset group is impaired, the company must estimate the cash flows that could be generated under a range of possible outcomes and the likelihood of the outcomes. If the carrying value of an asset group is not recoverable through the weighted average cash flows under the possible outcomes, it is considered impaired. An impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated fair value. Estimated fair value is based on market comparisons, when available, or discounted cash flows under the possible outcomes.

If goodwill is considered impaired, the company is required to estimate the fair values of the assets and liabilities of the reporting unit carrying the goodwill, similar to the fair value allocation under the purchase method of accounting for a business combination. The excess of the fair value of the reporting unit over the fair value of the assets and liabilities of the reporting unit equals the implied value of goodwill. An impairment charge is recognized to the extent the carrying value of goodwill of the reporting unit exceeds its implied fair value.

The company has grown substantially through acquisitions in recent years. A large portion of the net book value of Weyerhaeuser's property and equipment and timber and timberlands represents amounts allocated to those assets as part of the allocation of the purchase price of recent acquisitions. The allocation of the purchase price in a business combination under the purchase method of accounting is highly subjective. Management is required to estimate the fair values of assets and liabilities as of the acquisition date, including any liabilities associated with plans to close facilities and to sever employees. For property and equipment, an estimate of replacement cost less an estimate for accumulated depreciation is used as a proxy for fair value when market values for used assets are not readily available. When this methodology results in fixed asset values that are not supportable by the operating values of the underlying operations, the initial estimate may be adjusted downward. Upon allocation of the purchase price, the long-lived assets and goodwill are tested for impairment as described above.

The amount and timing of impairment charges for these assets require estimates of future cash flows, residual values and fair values of the related assets, and the probability of alternative outcomes. In addition, the company must make assumptions regarding product pricing, raw material costs, volumes of product sold, and discount rates to analyze the future cash flows for goodwill impairment assessments. Management believes that the estimates of future cash flows and fair values are reasonable; however, changes in estimates of such cash flows, changes in the likelihood of alternative outcomes, and changes in estimates of fair value could affect the evaluations.

LEGAL, ENVIRONMENTAL AND PRODUCT LIABILITY RESERVES

Contingent liabilities, principally for legal, environmental and product liability matters, are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities accrued for legal matters require judgments regarding projected outcomes and range of loss based on historical experience and recommendations of legal counsel. Liabilities for environmental matters require evaluations of relevant environmental regulations and estimates of future remediation alternatives and costs. The company determines these estimates after a detailed evaluation of each site. In establishing its accruals for environmental remediation, the company has assumed that it will not bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on each party's financial condition and probable contribution on a per-site basis. The company does not record amounts for recoveries from insurance carriers until a binding agreement has been reached between the company and the carrier. Additionally, as discussed in Note 14 of the Notes to Financial Statements, reserves for future claims settlements relating to hardboard siding cases require judgments regarding projections of future claims rates and amounts.

DEPLETION

Depletion, or costs attributed to timber harvested, is recorded as trees are harvested. Depletion rates are adjusted annually. Depletion rates are computed by dividing the original cost of the timber less previously recorded depletion by the total timber volume that is estimated to be harvested over the harvest cycle. The length of the harvest cycle varies by geographic region and species of timber. The depletion rate calculations do not include an estimate for future silviculture costs associated with existing stands, future reforestation costs associated with a stand's final harvest, or future volume in connection with the replanting of a stand subsequent to its final harvest.

Significant estimates and judgments are required to determine the volume of timber available for harvest over the harvest cycle. Some of the factors affecting the estimates are changes in weather patterns, the effect of fertilizer and pesticide applications, changes in environmental regulations and restrictions that may limit the company's ability to harvest certain timberlands, changes in harvest plans, the scientific advancement in seedling and growing technology, and changes in harvest cycles.

AUDIT COMMITTEE

During the year, the Audit Committee, comprised of four independent directors, reviewed with the company's management and with its independent public accountants the scope and results of the company's internal and external audit activities and the adequacy of the company's internal accounting controls. The committee also reviewed current and emerging accounting and reporting requirements and practices affecting the company.

Independent Auditors' Report

To the Board of Directors and shareholders of Weyerhaeuser Company:

We have audited the accompanying consolidated balance sheet of Weyerhaeuser Company and subsidiaries as of December 29, 2002, and the related consolidated statements of earnings, cash flows and shareholders' interest for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Weyerhaeuser Company and subsidiaries as of December 30, 2001, and for the two-year period ended December 30, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, before the revisions described in Notes 4 and 22 to the financial statements, in their report dated February 11, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Weyerhaeuser Company and subsidiaries as of December 29, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the financial statements of Weyerhaeuser Company and subsidiaries as of December 30, 2001, and for the two-year period ended December 30, 2001, were audited by other auditors who have ceased operations. As described in Note 4 to the consolidated financial statements, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, which was adopted by the company as of December 31, 2001. Further, as described in Note 22 to the consolidated financial statements, the company changed the composition of its reportable segments in 2002, and the amounts in the 2001 and 2000 financial statements relating to reportable segments have been restated to conform to the 2002 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2001 and 2000 financial statements. In our opinion, the 2001 and 2000 disclosure in Note 22 is appropriate and the 2001 and 2000 adjustments to Note 4 are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 and 2000 financial statements of the company other than with respect to such disclosures and adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

Seattle, Washington
February 12, 2003

KPMG LLP

Consolidated Statement of Earnings

FOR THE THREE-YEAR PERIOD ENDED DECEMBER 29, 2002
DOLLAR AMOUNTS IN MILLIONS EXCEPT PER-SHARE FIGURES

	2002	2001	2000
Net sales and revenues:			
Weyerhaeuser	$ 16,771	$ 13,084	$ 14,603
Real estate and related assets	1,750	1,461	1,377
Total net sales and revenues	18,521	14,545	15,980
Costs and expenses:			
Weyerhaeuser:			
Costs of products sold	13,211	10,283	10,988
Depreciation, amortization and fee stumpage	1,214	869	859
Selling expenses	450	380	378
General and administrative expenses	847	663	626
Research and development expenses	52	55	56
Taxes other than payroll and income taxes	178	148	149
Charges for integration of acquisitions (Note 16)	72	14	48
Charges for closure of facilities (Note 17)	95	71	8
Charge for settlement of hardboard siding claims (Note 14)	—	(8)	130
Other operating costs, net (Note 15)	(139)	76	56
	15,980	12,551	13,298
Real estate and related assets:			
Costs and operating expenses	1,326	1,108	1,059
Depreciation and amortization	11	7	6
Selling expenses	90	81	70
General and administrative expenses	48	42	53
Taxes other than payroll and income taxes	4	5	7
Other operating costs, net	(1)	(6)	(4)
	1,478	1,237	1,191
Total costs and expenses	17,458	13,788	14,489
Operating income	1,063	757	1,491
Interest expense and other:			
Weyerhaeuser:			
Interest expense incurred	(821)	(358)	(356)
Less interest capitalized	50	19	20
Interest income and other	28	23	41
Equity in income (loss) of affiliates (Note 3)	(13)	33	53
Real estate and related assets:			
Interest expense incurred	(53)	(68)	(82)
Less interest capitalized	53	63	67
Interest income and other	33	20	13
Equity in income of unconsolidated entities (Note 3)	31	27	76
Earnings before income taxes	371	516	1,323
Income taxes (Note 5)	130	162	483
Net earnings	$ 241	$ 354	$ 840
Basic and diluted net earnings per share (Note 2)	$ 1.09	$ 1.61	$ 3.72
Dividends paid per share	$ 1.60	$ 1.60	$ 1.60

SEE NOTES ON PAGES 49 THROUGH 77.

Consolidated Balance Sheet

DOLLAR AMOUNTS IN MILLIONS

	December 29, 2002	December 30, 2001
ASSETS		
Weyerhaeuser		
Current assets:		
Cash and cash equivalents	$ 115	$ 202
Receivables, less allowances of $13 and $8	1,413	1,024
Inventories (Note 7)	1,941	1,428
Prepaid expenses	419	407
Total current assets	3,888	3,061
Property and equipment (Note 8)	12,278	8,309
Construction in progress	687	428
Timber and timberlands at cost, less fee stumpage charged to disposals	4,402	1,789
Investments in and advances to equity affiliates (Note 3)	578	541
Goodwill (Note 4)	3,131	1,095
Deferred pension and other assets (Note 6)	1,285	1,053
	26,249	16,276
Real estate and related assets		
Cash and cash equivalents	7	2
Receivables, less discounts and allowances of $6 and $5	70	71
Mortgage-related financial instruments, less discounts and allowances of $1 and $2 (Note 13)	1	62
Real estate in process of development and for sale (Note 9)	696	689
Land being processed for development	962	946
Investments in unconsolidated entities, less reserves of $3 and $2 (Note 3)	28	60
Other assets	206	187
	1,970	2,017
Total assets	$ 28,219	$ 18,293

SEE NOTES ON PAGES 49 THROUGH 77.

Consolidated Balance Sheet

(CONTINUED)

	December 29, 2002	December 30, 2001
LIABILITIES AND SHAREHOLDERS' INTEREST		
Weyerhaeuser		
Current liabilities:		
Notes payable and commercial paper (Note 11)	$ 2	$ 4
Current maturities of long-term debt (Notes 12 and 13)	786	8
Accounts payable	983	809
Accrued liabilities (Note 10)	1,223	1,042
Total current liabilities	2,994	1,863
Long-term debt (Notes 12 and 13)	11,907	5,095
Deferred income taxes (Note 5)	4,056	2,377
Deferred pension, other postretirement benefits and other liabilities (Note 6)	1,290	877
Commitments and contingencies (Note 14)		
	20,247	10,212
Real estate and related assets		
Notes payable and commercial paper (Note 11)	63	358
Long-term debt (Notes 12 and 13)	814	620
Other liabilities	472	408
Commitments and contingencies (Note 14)		
	1,349	1,386
Total liabilities	21,596	11,598
Shareholders' interest (Note 19):		
Common shares: $1.25 par value; authorized 400,000,000 shares; issued and outstanding: 218,950,302 and 216,573,822 shares	274	271
Exchangeable shares: no par value; unlimited shares authorized; issued and held by nonaffiliates: 2,302,873 and 3,289,259 shares	156	224
Other capital	2,875	2,693
Retained earnings	3,740	3,852
Cumulative other comprehensive loss	(422)	(345)
Total shareholders' interest	6,623	6,695
Total liabilities and shareholders' interest	$ 28,219	$ 18,293

Consolidated Statement of Cash Flows

FOR THE THREE-YEAR PERIOD ENDED DECEMBER 29, 2002
DOLLAR AMOUNTS IN MILLIONS

	Consolidated		
	2002	2001	2000
Cash flows from operations:			
Net earnings	$ 241	$ 354	$ 840
Noncash charges (credits) to income:			
Depreciation, amortization and fee stumpage	1,225	876	865
Deferred income taxes, net (Note 5)	57	58	193
Pension and other postretirement benefits (Note 6)	(28)	(194)	(159)
Equity in (income) loss of affiliates and unconsolidated entities	(18)	(60)	(129)
Countervailing duties and anti-dumping penalties (Note 14)	(47)	50	—
Charges for settlement of hardboard siding claims (Note 14)	—	43	130
Charges for impairment of long-lived assets (Notes 15 and 17)	64	62	7
Loss on early extinguishment of debt	35	—	—
Decrease (increase) in working capital, net of acquisitions:			
Receivables	31	234	189
Inventories, real estate and land	17	32	(148)
Prepaid expenses	18	9	(61)
Mortgage-related financial instruments	29	2	4
Accounts payable and accrued liabilities	(88)	(265)	(212)
(Gain) loss on disposition of assets	(110)	2	(5)
Other	84	(85)	(60)
Net cash from operations	1,510	1,118	1,454
Cash flows from investing activities:			
Property and equipment	(930)	(660)	(848)
Timberlands reforestation	(36)	(25)	(21)
Acquisition of timberlands	(89)	(131)	(81)
Acquisition of businesses and facilities, net of cash acquired (Note 21)	(6,119)	(261)	(693)
Net distributions from (investments in) equity affiliates	33	132	64
Proceeds from sale of:			
Property, equipment and other assets	75	74	84
Western Washington timberlands (Note 18)	155	—	—
Mortgage-related financial instruments	35	12	12
Intercompany advances	—	—	—
Other	(8)	(23)	(2)
Net cash from investing activities	(6,884)	(882)	(1,485)
Cash flows from financing activities:			
Issuances of debt	14,432	1,977	18
Notes and commercial paper borrowings, net	(523)	(1,460)	718
Cash dividends	(353)	(351)	(363)
Intercompany return of capital and cash dividends	—	—	—
Payments on debt	(8,322)	(280)	(1,044)
Repurchase of common shares	—	—	(808)
Exercise of stock options	67	30	13
Other	(9)	(71)	(23)
Net cash from financing activities	5,292	(155)	(1,489)
Net change in cash and cash equivalents	(82)	81	(1,520)
Cash and cash equivalents at beginning of year	204	123	1,643
Cash and cash equivalents at end of year	$ 122	$ 204	$ 123
Cash paid during the year for:			
Interest, net of amount capitalized	$ 601	$ 323	$ 352
Income taxes	$ 46	$ 119	$ 324

SEE NOTES ON PAGES 49 THROUGH 77.

Consolidated Statement of Cash Flows

(CONTINUED)

Weyerhaeuser			Real Estate and Related Assets		
2002	2001	2000	**2002**	2001	2000
$ 30	$ 180	$ 676	**$ 211**	$ 174	$ 164
1,214	869	859	**11**	7	6
56	60	172	**1**	(2)	21
(28)	(189)	(154)	**—**	(5)	(5)
13	(33)	(53)	**(31)**	(27)	(76)
(47)	50	—	**—**	—	—
—	43	130	**—**	—	—
63	62	4	**1**	—	3
35	—	—	**—**	—	—
30	229	176	**1**	5	13
14	114	(83)	**3**	(82)	(65)
32	5	(58)	**(14)**	4	(3)
—	—	—	**29**	2	4
(168)	(265)	(238)	**80**	—	26
(109)	5	(5)	**(1)**	(3)	—
123	(15)	(53)	**(39)**	(70)	(7)
1,258	1,115	1,373	**252**	3	81
(924)	(658)	(831)	**(6)**	(2)	(17)
(36)	(25)	(21)	**—**	—	—
(89)	(131)	(81)	**—**	—	—
(6,119)	(261)	(693)	**—**	—	—
(17)	(38)	27	**50**	170	37
75	61	78	**—**	13	6
155	—	—	**—**	—	—
—	—	—	**35**	12	12
51	(16)	(3)	**(51)**	16	3
(6)	(17)	(2)	**(2)**	(6)	—
(6,910)	(1,085)	(1,526)	**26**	203	41
14,142	1,577	17	**290**	400	1
(228)	(1,041)	616	**(295)**	(419)	102
(353)	(351)	(363)	**—**	—	—
170	30	100	**(170)**	(30)	(100)
(8,224)	(117)	(924)	**(98)**	(163)	(120)
—	—	(808)	**—**	—	—
67	30	13	**—**	—	—
(9)	(71)	(23)	**—**	—	—
5,565	57	(1,372)	**(273)**	(212)	(117)
(87)	87	(1,525)	**5**	(6)	5
202	115	1,640	**2**	8	3
$ 115	$ 202	$ 115	**$ 7**	$ 2	$ 8
$ 600	$ 315	$ 337	**$ 1**	$ 8	$ 15
$ (39)	$ 23	$ 269	**$ 85**	$ 96	$ 55

Consolidated Statement of Shareholders' Interest

FOR THE THREE-YEAR PERIOD ENDED DECEMBER 29, 2002
DOLLAR AMOUNTS IN MILLIONS

	2002	2001	2000
Common stock:			
Balance at beginning of year	$ 271	$ 268	$ 283
Issued for exercise of stock options	2	1	—
Issued in retraction of exchangeable shares	1	2	5
Repurchase of common shares	—	—	(20)
Balance at end of year	$ 274	$ 271	$ 268
Exchangeable shares:			
Balance at beginning of year	$ 224	$ 361	$ 598
New issuance	—	—	14
Retraction	(68)	(137)	(251)
Balance at end of year	$ 156	$ 224	$ 361
Other capital—common and exchangeable:			
Balance at beginning of year	$ 2,693	$ 2,532	$ 2,443
Stock options exercised	65	29	13
Repurchase of common shares	—	—	(144)
Retraction of exchangeable shares	67	135	246
Other transactions, net	50	(3)	(26)
Balance at end of year	$ 2,875	$ 2,693	$ 2,532
Retained earnings:			
Balance at beginning of year	$ 3,852	$ 3,849	$ 4,016
Net earnings	241	354	840
Cash dividends on common shares	(353)	(351)	(363)
Repurchase of common shares	—	—	(644)
Balance at end of year	$ 3,740	$ 3,852	$ 3,849
Cumulative other comprehensive loss:			
Balance at beginning of year	$ (345)	$ (178)	$ (167)
Annual changes—net of tax:			
Foreign currency translation adjustments	36	(136)	(11)
Additional minimum pension liability adjustments	(111)	(35)	—
Cash flow hedge fair value adjustments	(2)	4	—
Balance at end of year	$ (422)	$ (345)	$ (178)
Total shareholders' interest:			
Balance at end of year	$ 6,623	$ 6,695	$ 6,832
Comprehensive income:			
Net earnings	$ 241	$ 354	$ 840
Other comprehensive income:			
Foreign currency translation adjustments	36	(136)	(11)
Additional minimum pension liability adjustments, net of tax benefit of $59 in 2002 and $21 in 2001	(111)	(35)	—
Cash flow hedges:			
Net derivative gains (losses), net of tax expense (benefit) of ($2) in 2002 and $1 in 2001	(2)	3	—
Reclassification of losses, net of tax benefit of $1 in 2001	—	1	—
Total comprehensive income	$ 164	$ 187	$ 829

SEE NOTES ON PAGES 49 THROUGH 77.

Note 1. Summary of Significant Accounting Policies

CONSOLIDATION

The consolidated financial statements include the accounts of Weyerhaeuser Company and all of its majority-owned domestic and foreign subsidiaries (the company). As discussed in Note 21: Acquisitions, the accounts of Willamette Industries, Inc. (Willamette), are included beginning February 11, 2002. Intercompany transactions and accounts are eliminated. Investments in and advances to equity affiliates that are not majority owned or controlled are accounted for using the equity method with taxes provided on undistributed earnings.

Certain of the consolidated financial statements and notes to financial statements are presented in two groupings: (1) Weyerhaeuser, principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products, and (2) Real estate and related assets, principally engaged in real estate development and construction and other real estate related activities. The term "company" refers to Weyerhaeuser Company and all of its majority-owned domestic and foreign subsidiaries. The term "Weyerhaeuser" excludes the real estate and related assets operations.

NATURE OF OPERATIONS

The company's business segments are:

- Timberlands, which manages 7.2 million acres of company-owned and .8 million acres of leased commercial forestlands in North America (4.9 million acres in the southern United States and 3.1 million acres in the Pacific Northwest and Canada). Through several wholly-owned subsidiaries and joint ventures, Weyerhaeuser is also responsible for management, marketing and distribution activities for both forestlands and manufacturing facilities located in New Zealand, Australia, Ireland, France and Uruguay.
- Wood products, which produces a full line of solid wood products that are sold primarily through Weyerhaeuser's own sales organizations to wholesalers, retailers and industrial users in North America, the Pacific Rim and Europe.
- Pulp and paper, which manufactures and sells pulp, coated and uncoated paper, and bleached board in North American, Pacific Rim and European markets.
- Containerboard, packaging and recycling, which manufactures and sells containerboard in North American, Pacific Rim and European markets and packaging products for domestic and Mexican markets, and which operates an extensive wastepaper recycling system that serves Weyerhaeuser mills and worldwide markets.
- Real estate and related assets, which is primarily engaged in developing single-family housing and residential lots for sale, including master planned communities, mainly in selected metropolitan areas in southern California, Nevada, Washington, Texas, Maryland and Virginia.

Weyerhaeuser also has renewable long-term licenses on 34.7 million acres of forestland located in five provinces throughout Canada that are managed by Weyerhaeuser's Canadian operations. Revenues and expenses associated with these licenses are included in the results of operations of the manufacturing operations they support. The terms of the licenses are described under "Timber and Timberlands" below.

FISCAL YEAR END

The company's fiscal year ends on the last Sunday of the calendar year. Fiscal years 2002 and 2001 had 52 weeks. Fiscal year 2000 had 53 weeks.

ACCOUNTING PRONOUNCEMENTS IMPLEMENTED

At the beginning of fiscal 2002, the company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. In accordance with Statement 142, the company no longer amortizes goodwill over an estimated useful life, which was generally 40 years. Rather, the company assesses goodwill for impairment by applying a fair-value-based test at least annually. The company has performed the fair-value-based assessments of goodwill as of the implementation date and during 2002. No impairment was recognized based upon these assessments. Statement 142 also requires separate recognition for certain acquired intangible assets that will continue to be amortized over their useful lives. There were no separately identified intangible assets other than goodwill that existed from acquisitions prior to the adoption of Statement 142.

At the beginning of fiscal 2002, the company adopted Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Statement 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and eliminates the exception to consolidation of a subsidiary for which control is likely to be temporary. Statement 144 supersedes Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* and supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business. Implementation of Statement 144 did not have a material impact on the company's financial position, results of operations or cash flows.

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. Statement 148 amends Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation.

In addition, Statement 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company continues to apply the intrinsic-value method for stock-based compensation to employees prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. The company has provided the disclosures required by Statement 148 under "Stock-Based Employee Compensation" below.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. Statement 145 rescinds the requirements to present a gain or loss on the extinguishment of debt as an extraordinary item, eliminates an inconsistency between the accounting required for sale-leaseback transactions and for certain lease modifications that have similar economic effects, and amends other existing pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. As a result of the rescission of Statement 4, the extraordinary loss from early extinguishment of debt presented in the company's interim financial reports during 2002 was reclassified into interest expense in the annual report for 2002. The provisions amending Statement 13 and all other provisions are effective for transactions occurring or financial statements issued on or after May 15, 2002. Compliance with these provisions had no effect on the company's financial position, results of operations or cash flows.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, *Business Combinations*. Statement 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. The company's recent acquisitions, including the acquisition of Willamette in 2002, have been accounted for using the purchase method of accounting.

Effective January 1, 2001, the company adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by Statement No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133*. Statement 133, as amended, establishes accounting and reporting standards that require derivative instruments to be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in derivative instruments' fair values be recognized currently in earnings unless specific hedge accounting criteria are met. Statement 133 also requires a company to formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Implementation of Statement 133, as amended, as of January 1, 2001, increased assets by approximately $37 million and increased liabilities by approximately $24 million, with a net offsetting amount of $13 million recorded in cumulative other comprehensive loss.

In September 2000, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF Issue No. 00-10, *Accounting for Shipping and Handling Fees and Costs*. This consensus requires that all shipping and handling fees charged to customers be reported as revenue and all shipping and handling costs incurred by a seller be reported as operating expenses. Compliance with the EITF consensus was applicable for the fourth quarter of fiscal years beginning after December 15, 1999, and was implemented by the company in the 2000 fourth quarter. Compliance with the EITF consensus required reclassification of certain shipping and handling costs that had historically been recorded as a reduction of gross sales, in accordance with standard industry practices. These costs are now included in costs of products sold in the accompanying consolidated statement of earnings for all periods presented. Compliance with this consensus had no effect on the company's financial position, results of operations or cash flow.

PROSPECTIVE ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*. Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Statement 143 will be effective for fiscal 2003. The company has not yet estimated the effect of implementation on its financial position, results of operations or cash flows.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* Statement 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Statement 146 will supersede accounting guidance previously provided by EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* Statement 146 will be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this statement is not expected to have a material effect on the company's financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* The interpretation expands the accounting guidance of Statements 5, 57 and 107 and incorporates without change the provisions of FASB Interpretation 34, which is being superseded. Interpretation 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The company has provided the disclosures required by the interpretation in Note 14: Legal Proceedings, Commitments and Contingencies. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. Implementation of this interpretation is not expected to have a material effect on the company's financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities.* The interpretation addresses consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation provision of the interpretation applies immediately to variable interest entities created, and to variable interest entities in which the company obtains an interest, after January 31, 2003. The company will also be required to apply the consolidation provisions of the interpretation as of the beginning of the third quarter of 2003 to variable interest entities in which its interest was acquired prior to February 1, 2003. Implementation of Interpretation No. 46 is not expected to have a material effect on the company's financial position, results of operations or cash flows.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

The company has, where appropriate, estimated the fair value of financial instruments. These fair value amounts may be significantly affected by the assumptions used, including the discount rate and estimates of cash flow. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. Where these estimates approximate carrying value, no separate disclosure of fair value is shown.

DERIVATIVES

The company utilizes well-defined financial contracts in the normal course of its operations as a means to manage its foreign exchange, interest rate and commodity price risks. The company also utilizes other contracts that either do not provide for net settlement or are fixed-price contracts for future purchases and sales of various commodities that meet the definition of "normal purchases or normal sales" and, therefore, are not considered derivative instruments for accounting purposes. The company's current accounting treatment for the limited number of contracts considered derivative instruments follows.

For derivatives designated as cash flow hedges, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. Changes in the fair value of all other derivative instruments not designated as hedges are also recognized in earnings in the period in which the changes occur.

The following financial instruments have been formally designated as cash flow hedges:

- Foreign exchange contracts, the objective of which is to hedge the variability of future cash flows associated with foreign denominated accounts receivable and accounts payable due to changes in foreign currency exchange rates.
- Commodity contracts, the objective of which is to hedge the variability of future cash flows associated with certain commodity transactions.

Gains or loses related to the cash flow hedges that have been recorded in other comprehensive income are reclassified into earnings at the contracts' respective settlement dates.

In addition, the company has the following contracts that have not been designated as hedges:

- Variable rate swap agreement entered into with a major financial institution in which the company pays a floating rate based on LIBOR and receives a floating return based on an investment fund index, with payments calculated on a notional amount. The swap is an overlay to investments and provides diversification benefits. The swap is settled quarterly and marked to market at each reporting date. All unrealized gains and losses are recognized in earnings currently.
- Variable-to-fixed interest rate swap agreement entered into with a major financial institution in which the company pays a fixed rate and receives a floating rate with the interest payments calculated on a notional amount. The swap, which was acquired as part of the Cedar River Paper Company acquisition (see Note 21: Acquisitions), cannot be designated as a hedge for accounting purposes; however, it fixes $50 million of the company's variable rate tax-exempt bond exposure. The swap is marked to market quarterly, and any unrealized gains and losses are recognized in earnings currently.
- Lumber and other commodity futures designed to manage the consolidated exposure to changes in inventory values due to fluctuations in market prices for selected business units. The company's commodity futures positions are marked to market at each reporting date and all unrealized gains and losses are recognized in earnings currently. These contract positions have not had a material effect on the company's financial position, results of operations or cash flows. These futures contracts settle daily, and as a result, the company's net open position as of December 29, 2002, was immaterial.

The company is exposed to credit-related gains or losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The notional amounts of the company's derivative financial instruments are $264 million and $198 million at December 29, 2002, and December 30, 2001, respectively. These notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of exposure to the company through its use of derivatives. The exposure in a derivative contract is the net difference between what each party is required to pay based on contractual terms. The net earnings impact resulting from the company's use of derivative instruments was $11 million in 2002 and $5 million in 2001.

CASH AND CASH EQUIVALENTS

Short-term investments with original maturities of 90 days or less are considered cash equivalents. Short-term investments are stated at cost, which approximates market.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost includes labor, materials and production overhead. The last-in, first-out (LIFO) method is used to cost approximately half of domestic raw materials, in process and finished goods inventories. LIFO inventories were $743 million and $354 million at December 29, 2002, and December 30, 2001, respectively. The balance of domestic raw material and product inventories, all materials and supplies inventories, and all foreign inventories is costed at either the first-in, first-out (FIFO) or moving average cost methods. Had the FIFO method been used to cost all inventories, the amounts at which product inventories are stated would have been $199 million and $217 million greater at December 29, 2002, and December 30, 2001, respectively.

PROPERTY AND EQUIPMENT

The company's property accounts are maintained on an individual asset basis. Improvements to and replacements of major units are capitalized. Maintenance, repairs and minor replacements are expensed. Depreciation is provided generally on the straight-line or unit-of-production method at rates based on estimated service lives. Amortization of logging railroads and truck roads is provided generally as timber is harvested and is based upon rates determined with reference to the volume of timber estimated to be removed over such facilities.

The cost and accumulated depreciation of property sold or retired is removed from the accounts and the gain or loss is included in earnings.

TIMBER AND TIMBERLANDS

Timber and timberlands are carried at cost less fee stumpage charged to disposals. Fee stumpage is the cost of standing timber and is charged to fee timber disposals as fee timber is harvested, lost as a result of casualty, or sold. Generally, all initial site preparation and planting costs are capitalized as reforestation. Reforestation is transferred to a merchantable (harvestable) timber classification after 15 years in the South and 41 years in the West. Generally, costs incurred after the first planting, such as fertilization, vegetation and insect control, pruning and precommercial thinning, property taxes and interest, are considered to be maintenance of the forest and are expensed as incurred. Accounting practices for these costs do not change when timber becomes merchantable and harvesting commences.

Fee stumpage depletion rates used to relieve timber inventory are determined with reference to the net carrying value of timber and the related volume of timber estimated to be available over the growth cycle. The growth cycle volume considers regulatory and environmental constraints affecting operable acres, management strategies to be applied, inventory data improvements, growth rate revisions and recalibrations, and the exclusion of known dispositions and inoperable acreage. The cost of timber harvested is included in the carrying values of raw material and product inventories and in the cost of products sold as these inventories are disposed of.

Weyerhaeuser also holds forest management licenses in various Canadian provinces. The provincial governments grant these licenses for initial periods of 15–25 years, and the licenses are renewable every five years, provided Weyerhaeuser meets normal reforestation, operating and management guidelines. Calculation of fees payable on harvested volumes varies from province to province, but is tied to product market pricing and the allocation of land management responsibilities agreed to in the license.

GOODWILL

As of the beginning of fiscal year 2002, the company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.* Goodwill represents the excess of purchase price over fair value of net assets acquired. Goodwill is assessed for impairment at least annually using a fair-value-based approach. As described above in "Accounting Pronouncements Implemented," the company's accounting for goodwill changed upon implementation of Statement 142 at the beginning of fiscal 2002. Prior to the adoption of Statement 142, goodwill was amortized on a straight-line basis over 40 years, which was the expected period to be benefited. For a reconciliation of 2001 and 2000 earnings excluding goodwill amortization, see Note 4: Goodwill.

ACCOUNTS RECEIVABLE

The company periodically sells Canadian trade accounts receivable with limited recourse to a trust that, in turn, sells an undivided interest in the pool of receivables to a major international financial institution. The facility provides a competitive source of funding and is limited to $200 million (Canadian) at any one point in time, of which a maximum of $60 million can be denominated in U.S. dollars. The U.S. dollar equivalent of the sold receivables portfolio as of December 29, 2002, was $77 million and was $70 million as of December 30, 2001.

ACCOUNTS PAYABLE

The company's banking system provides for the daily replenishment of major bank accounts as checks are presented for payment. Accordingly, there were negative book cash balances of $192 million and $165 million at December 29, 2002, and December 30, 2001, respectively. Such balances result from outstanding checks that had not yet been paid by the bank and are reflected in accounts payable in the consolidated balance sheets.

INCOME TAXES

Deferred income taxes are provided to reflect temporary differences between the financial and tax bases of assets and liabilities using presently enacted tax rates and laws.

PENSION PLANS

The company has pension plans covering most of its employees. Both the U.S. and Canadian plans covering salaried employees provide pension benefits based on the employee's highest monthly earnings for five consecutive years during the final 10 years before retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The benefit levels for these plans are typically set through collective bargaining agreements with the unions representing the employees participating in the plans. Contributions to U.S. plans are based on funding standards established by the Employee Retirement Income Security Act of 1974 (ERISA). Contributions to Canadian plans are based on funding standards established by the applicable Provincial Pension Benefits Act and by the Income Tax Act.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

In addition to providing pension benefits, the company provides certain health care and life insurance benefits for some retired employees and accrues the expected future cost of these benefits for its current eligible retirees and some employees. All of the company's salaried employees and some hourly employees may become eligible for these benefits when they retire.

REVENUE RECOGNITION

The company's forest products operations recognize revenue from product sales upon shipment to their customers, except for export sales where revenue is recognized when title transfers at the foreign port.

The company's real estate and related assets operations are primarily engaged in the development, construction and sale of residential homes. Real estate revenues are recognized when closings have occurred, required down payments have been received, and title and possession have been transferred to the buyer.

IMPAIRMENT OF LONG-LIVED ASSETS

The company accounts for long-lived assets in accordance with FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement requires management to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Assets to be disposed of are reported at the lower of the carrying value or fair value less cost to sell. As described in "Accounting Pronouncements Implemented," the company accounted for long-lived assets in accordance with Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of,* prior to fiscal 2002.

STOCK-BASED EMPLOYEE COMPENSATION

The company's stock-based compensation plans are described in Note 20: Stock-Based Compensation Plans. The company continues to apply the intrinsic-value method for stock-based compensation to employees prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations.

The following table illustrates the effect on net earnings and earnings per share as if the company had applied the fair-value-recognition provisions of Statement 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

DOLLAR AMOUNTS IN MILLIONS	2002	2001	2000
Net earnings, as reported	$ 241	$ 354	$ 840
Less total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(31)	(18)	(15)
Pro forma net earnings	$ 210	$ 336	$ 825
Earnings per share:			
Basic — as reported	$ 1.09	$ 1.61	$ 3.72
Basic — pro forma	$ .95	$ 1.53	$ 3.66
Diluted — as reported	$ 1.09	$ 1.61	$ 3.72
Diluted — pro forma	$ .95	$ 1.52	$ 3.65

FOREIGN CURRENCY TRANSLATION

Local currencies are considered the functional currencies for most of the company's operations outside the United States. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average monthly exchange rates prevailing during the year.

RECLASSIFICATIONS

Certain reclassifications have been made to conform prior years' data to the current format. These reclassifications include those necessary to present the company's restructuring of its pulp, paper and packaging segment into two segments as well as the reclassification of certain licensed forestland operations from the timberlands segment to the wood products segment.

REAL ESTATE AND RELATED ASSETS

Real estate held for sale is stated at the lower of cost or fair value, less costs to sell. The determination of fair value is based on appraisals and market pricing of comparable assets, when available, or the discounted value of estimated future cash flows from these assets. Real estate held for development is stated at cost to the extent it does not exceed the estimated undiscounted future net cash flows, in which case it is carried at fair value.

Mortgage-related financial instruments include mortgage loans receivable, mortgage-backed certificates and other financial instruments. In 2002, all of the mortgage-backed certificates and other financial instruments were sold, and the proceeds were used to redeem the collateralized mortgage (CMO) bonds. Mortgage-backed certificates (see Note 13: Fair Value of Financial Instruments) were carried at par value. These certificates and other financial instruments were pledged as collateral for the CMO bonds and were held by banks as trustees. Principal and interest collections were used to meet the interest payments and reduce the outstanding principal balance of the bonds. Related CMO bonds were the obligation of the issuer, and neither the company nor any affiliated company had guaranteed or was otherwise obligated with respect to the bonds.

Note 2. Net Earnings Per Share

Basic net earnings per share are based on the weighted average number of common and exchangeable shares outstanding during the respective periods. Diluted net earnings per share are based on the weighted average number of common and exchangeable shares and stock options outstanding at the beginning of or granted during the respective periods.

Options to purchase 4,514,884 shares in 2002, 2,324,314 shares in 2001, and 5,477,869 shares in 2000 were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market prices of common shares during those periods.

DOLLAR AMOUNTS IN MILLIONS EXCEPT PER-SHARE FIGURES	Net Earnings	Weighted Average Shares (000)	Earnings Per Share
2002:			
Basic	$ 241	220,927	$ 1.09
Effect of dilutive stock options	—	529	
Diluted	$ 241	221,456	$ 1.09
2001:			
Basic	$ 354	219,644	$ 1.61
Effect of dilutive stock options	—	313	
Diluted	$ 354	219,957	$ 1.61
2000:			
Basic	$ 840	225,419	$ 3.72
Effect of dilutive stock options	—	189	
Diluted	$ 840	225,608	$ 3.72

Note 3. Equity Affiliates

WEYERHAEUSER

Weyerhaeuser's investments in affiliated companies that are not majority owned or controlled are accounted for using the equity method. Weyerhaeuser's significant equity affiliates as of December 29, 2002, are:

- ForestExpress, LLC—A 33 percent owned joint venture formed during 2000 to develop and operate a global, web-enabled, business-to-business marketplace for the forest products industry. Other equity members include Boise Cascade Corporation, Georgia-Pacific Corp., International Paper, MeadWestvaco and Morgan Stanley.
- Jasmine Forests, LLC—A qualifying special purpose entity formed to monetize the seller note received as part of the consideration for the sale of 115,000 acres of timberlands in western Washington (see Note 18: Sale of Timberlands).
- MAS Capital Management Partners, L.P.—A 50 percent owned limited partnership formed during 2000 for the purpose of providing investment management services to institutional and individual investors.
- Nelson Forests Joint Venture—An investment in which Weyerhaeuser owns a 51 percent financial interest and has a 50 percent voting interest, which holds Crown Forest License cutting rights and freehold land on the South Island of New Zealand.
- North Pacific Paper Corporation—A 50 percent owned joint venture that has a newsprint manufacturing facility in Longview, Washington.
- OptiFrame Software LLC—A 50 percent owned joint venture in Denver, Colorado, formed during 2001 to develop whole-house design and optimization software for the building industry.
- RII Weyerhaeuser World Timberfund, L.P.—A 50 percent owned limited partnership that invests in timberlands and related assets outside the United States. This partnership's primary focus is in pine forests in the Southern Hemisphere.
- SCA Weyerhaeuser Packaging Holding Company Asia Ltd.—A 50 percent owned joint venture formed to build or buy containerboard packaging facilities to serve manufacturers of consumer and industrial products in Asia. Two facilities are in operation in China.
- Southern Cone Timber Investors Limited—A 50 percent owned joint venture that has invested in timberlands in Uruguay. The entity's primary focus is on plantation forests in the Southern Hemisphere.
- Wapawekka Lumber LP—A 51 percent owned limited partnership in Saskatchewan, Canada, that operates a sawmill. Substantive participating rights by the minority partner preclude consolidation of this partnership by Weyerhaeuser.
- Wilton Connor LLC—A 50 percent owned joint venture in Charlotte, North Carolina, that supplies full-service, value-added turnkey packaging solutions that assist product manufacturers in the areas of retail marketing and distribution. Weyerhaeuser acquired the remaining 50 percent interest in this joint venture at the beginning of 2003.

Unconsolidated financial information for affiliated companies, which are accounted for by the equity method, follows. Unconsolidated net sales and revenues and income (loss) include the results of Cedar River Paper Company for the periods prior to July 2001 when it became a wholly-owned subsidiary of Weyerhaeuser. (See Note 21: Acquisitions.)

DOLLAR AMOUNTS IN MILLIONS	December 29, 2002	December 30, 2001
Current assets	$ 186	$ 191
Noncurrent assets	1,309	1,222
Current liabilities	125	120
Noncurrent liabilities	424	326

DOLLAR AMOUNTS IN MILLIONS	2002	2001	2000
Net sales and revenues	$ 600	$ 757	$ 1,038
Operating income (loss)	(29)	60	118
Net income (loss)	(34)	40	84

Weyerhaeuser provides goods and services to these affiliates, which vary by entity, in the form of raw materials, management and marketing services, support services and shipping services. Additionally, Weyerhaeuser purchases finished product from certain of these entities. The aggregate total of these transactions is not material to Weyerhaeuser's results of operations.

REAL ESTATE AND RELATED ASSETS

Investments in unconsolidated entities that are not majority owned or controlled are accounted for using the equity method with taxes provided on undistributed earnings as appropriate. Net sales and revenues and income for 2001 and 2000 include the results of certain non-real estate partnership investments that were liquidated during the first quarter of 2001.

Unconsolidated financial information for unconsolidated entities that are accounted for by the equity method is as follows:

DOLLAR AMOUNTS IN MILLIONS	December 29, 2002	December 30, 2001
Current assets	$ 8	$ 8
Noncurrent assets	257	306
Current liabilities	11	11
Noncurrent liabilities	186	158

DOLLAR AMOUNTS IN MILLIONS	2002	2001	2000
Net sales and revenues	$ 58	$ 48	$ 1,347
Operating income	37	29	593
Net income	13	17	492

Note 4. Goodwill

The company implemented Statement 142 at the beginning of fiscal 2002 and no longer amortizes goodwill. The following table illustrates the effect of goodwill amortization on 2001 and 2000 net earnings and net earnings per share:

DOLLAR AMOUNTS IN MILLIONS	2002	2001	2000
Net earnings	$ 241	$ 354	$ 840
Add back goodwill amortization	—	35	31
Adjusted net earnings	$ 241	$ 389	$ 871
Basic and diluted earnings per share:			
Reported net earnings per share	$ 1.09	$ 1.61	$ 3.72
Add back goodwill amortization	—	.16	.14
Adjusted net earnings per share	$ 1.09	$ 1.77	$ 3.86

The changes in the carrying amount of goodwill for 2002 are as follows:

DOLLAR AMOUNTS IN MILLIONS	Timberlands	Wood Products	Pulp and Paper	Containerboard, Packaging and Recycling	Corporate and Other	Total
Balance as of December 30, 2001	$ 80	$ 477	$ 3	$ 90	$ 445	$ 1,095
Goodwill acquired (Note 21)	—	90	857	1,092	—	2,039
Goodwill transferred to segments from Corporate and Other	148	233	—	64	(445)	—
Goodwill written off	—	(5)	—	(4)	—	(9)
Other	2	4	—	—	—	6
Balance as of December 29, 2002	$ 230	$ 799	$ 860	$ 1,242	$ —	$ 3,131

Note 5. Income Taxes

Earnings before income taxes are comprised of the following:

DOLLAR AMOUNTS IN MILLIONS	2002	2001	2000
Domestic earnings	$ 379	$ 685	$ 1,051
Foreign earnings (loss)	(8)	(169)	272
	$ 371	$ 516	$ 1,323

Provisions for income taxes include the following:

DOLLAR AMOUNTS IN MILLIONS	2002	2001	2000
Federal:			
Current	$ 23	$ 70	$ 191
Deferred	71	142	150
	94	212	341
State:			
Current	27	16	22
Deferred	6	5	8
	33	21	30
Foreign:			
Current	23	18	77
Deferred	(20)	(89)	35
	3	(71)	112
	$ 130	$ 162	$ 483

A reconciliation between the federal statutory tax rate and the company's effective tax rate is as follows:

	2002	2001	2000
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	6.8	3.0	1.7
Reduction in Canadian tax rates	—	(5.6)	—
Tax credits	(4.7)	(.5)	(.2)
Export sales incentive	(2.0)	(1.6)	(1.0)
All other, net	(.1)	1.0	1.0
Effective income tax rate	35.0%	31.3%	36.5%

During the second quarter of 2001, a phased-in reduction in Canadian income taxes was enacted. During the third quarter of 2001, a one-time reduction in the British Columbia provincial corporate income tax rate was also enacted. These changes in tax law produced one-time benefits by reducing foreign deferred income taxes by $15 million in the second quarter and by $14 million in the third quarter due to the effect of the lower tax rates on the accumulated temporary differences of the company's Canadian subsidiaries. The effect on foreign current income taxes was not significant.

The net deferred income tax assets (liabilities) include the following components:

DOLLAR AMOUNTS IN MILLIONS	December 29, 2002	December 30, 2001
Current (included in prepaid expenses)	$ 229	$ 216
Noncurrent	(4,056)	(2,377)
Real estate and related assets (included in other liabilities)	(15)	(19)
Total	$ (3,842)	$ (2,180)

The deferred tax assets (liabilities) are comprised of the following:

DOLLAR AMOUNTS IN MILLIONS	December 29, 2002	December 30, 2001
Postretirement benefits	$ 187	$ 140
Net operating loss carryforwards	102	71
Other	580	477
Total deferred tax assets	869	688
Depreciation	(2,932)	(1,861)
Depletion	(1,193)	(493)
Pension	(242)	(216)
Other	(344)	(298)
Total deferred tax liabilities	(4,711)	(2,868)
	$ (3,842)	$ (2,180)

As of December 29, 2002, the company and its subsidiaries have $59 million of U.S. net operating loss carryforwards, which expire in 2018; foreign net operating loss carryforwards of $236 million, which expire from 2005 through 2009; and $32 million of Canadian investment tax credits, which expire from 2003 through 2009. The company has $5 million in general business credits, which expire in 2022. In addition, the company and its subsidiaries have $42 million of alternative minimum tax credit carryforwards which do not expire.

The company intends to reinvest undistributed earnings of certain foreign subsidiaries; therefore, no U.S. taxes have been provided. These earnings totaled approximately $1.1 billion at the end of 2002. Determination of the income tax liability that would result from repatriation is not practicable.

Note 8. Pension and Other Postretirement Benefit Plans

The company sponsors several qualified and nonqualified pension and other postretirement benefit plans for its employees. The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets over the two-year period ending December 29, 2002:

DOLLAR AMOUNTS IN MILLIONS	Pension		Other Postretirement Benefits	
	2002	2001	2002	2001
Reconciliation of benefit obligation:				
Benefit obligation as of prior year-end	$ 2,869	$ 2,565	$ 432	$ 368
Service cost	97	70	19	9
Interest cost	240	198	46	30
Plan participants' contributions	2	2	6	5
Actuarial loss	323	248	187	53
Foreign currency exchange rate changes	11	(36)	2	(6)
Benefits paid	(253)	(209)	(53)	(40)
Plan amendments	161	38	36	13
Acquisitions	483	—	78	—
Curtailments	3	(7)	—	—
Settlements	(65)	—	—	—
Benefit obligation at end of year	$ 3,871	$ 2,869	$ 753	$ 432
Reconciliation of fair value of plan assets:				
Fair value of plan assets at beginning of year (actual)	$ 3,703	$ 4,329	$ —	$ 2
Actual return on plan assets	(517)	(412)	5	—
Foreign currency exchange rate changes	8	(35)	—	—
Employer contributions	40	23	37	5
Plan participants' contributions	2	2	6	—
Benefits paid	(253)	(208)	(48)	(5)
Acquisitions	576	—	8	—
Settlements	(65)	—	—	—
Transfer to 401(h) account	(20)	—	—	—
Fair value of plan assets at end of year (estimated)	$ 3,474	$ 3,699	$ 8	$ 2

The company funds its qualified pension plans and accrues for nonqualified pension benefits and health and life postretirement benefits. The funded status of these plans at December 29, 2002, and December 30, 2001, is as follows:

DOLLAR AMOUNTS IN MILLIONS	Pension		Other Postretirement Benefits	
	December 29, 2002	December 30, 2001	December 29, 2002	December 30, 2001
Funded status	$ (397)	$ 830	$ (745)	$ (430)
Unrecognized prior service cost	296	160	42	12
Unrecognized net (gain) loss	920	(390)	215	40
Unrecognized net transition asset	—	(1)	—	—
Prepaid (accrued) benefit cost	$ 819	$ 599	$ (488)	$ (378)
Amounts recognized in balance sheet consist of:				
Prepaid benefit cost	$ 840	$ 667		
Accrued liability	(199)	(115)		
Intangible asset	24	4		
Cumulative other comprehensive loss	154	43		
Net amount recognized	$ 819	$ 599		

The assets of the U.S. and Canadian pension plans, as of December 29, 2002, and December 30, 2001, consist of a highly diversified mix of equity, fixed income and real estate securities and alternative investments.

Approximately 3,500 employees are covered by union-administered multi-employer pension plans to which the company makes negotiated contributions based generally on fixed amounts per hour per employee. Contributions to these plans were $10 million in 2002, $11 million in 2001 and $13 million in 2000.

The company sponsors multiple defined benefit post-retirement plans for its U.S. employees. Medical plans have various levels of coverage and plan participant contributions. Life insurance plans are noncontributory. Canadian employees are covered under multiple defined benefit postretirement plans that provide medical and life insurance benefits.

The company sponsors various defined contribution plans for U.S. salaried and hourly employees. The basis for determining plan contribution varies by plan. The amounts contributed to the plans for participating employees were $64 million, $42 million and $52 million in 2002, 2001 and 2000, respectively.

The assumptions used in the measurement of the company's benefit obligations are as follows:

	Pension			Other Post-Retirement Benefits		
DOLLAR AMOUNTS IN MILLIONS	**2002**	2001	2000	**2002**	2001	2000
Discount rate	**6.75%**	7.25%	7.75%	**6.75%**	7.25%	7.75%
Expected return on plan assets	**10.50%**	11.00%	11.50%	**—**	5.75%	5.75%
Rate of compensation increase:						
Salaried	**3.50%**	3.50%	3.50%	**3.50%**	3.50%	3.50%
Hourly	**3.00%**	3.00%	3.00%	**3.00%**	3.00%	3.00%

The expected rate of return on plan assets of the former Willamette pension plan was 9.5 percent for 2002 as these assets were not brought under common management until July 2002. During 2001, the assets of the Canadian pension plans were brought under common management with the assets of the U.S. pension plans, and the expected return on plan assets was increased from 7.5 percent to 11.0 percent. For 2003, the company has revised its assumed rate of return on plan assets to 9.5 percent.

For measurement purposes, a 9.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. Beginning in 2003, the rate is assumed to decrease annually until reaching 4.5 percent for the year 2008 and all years thereafter. In the company-sponsored plan where the company's cost is tied to participants' years of service, the company's cost assumes a trend of 6 percent for 2002 and 2003, 5 percent for 2004 and 2005, and 4.5 percent thereafter.

The components of net periodic benefit costs (income) are:

	Pension			Other Post-Retirement Benefits		
DOLLAR AMOUNTS IN MILLIONS	**2002**	2001	2000	**2002**	2001	2000
Service cost	**$ 97**	$ 70	$ 62	**$ 19**	$ 9	$ 8
Interest cost	**240**	198	183	**46**	30	27
Expected return on plan assets	**(465)**	(437)	(383)	**—**	—	—
Amortization of gain	**(39)**	(68)	(64)	**8**	(1)	(1)
Amortization of prior service cost	**22**	15	14	**5**	2	—
Amortization of unrecognized transition asset	**(1)**	(5)	(5)	**—**	—	—
Loss (gain) due to closure, sale, plan termination and other	**40**	(7)	—	**—**	—	—
	$(106)	$(234)	$(193)	**$ 78**	$ 40	$ 34

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $817 million, $803 million and $524 million, respectively, as of December 29, 2002, and $227 million, $214 million and $74 million, respectively, as of December 30, 2001.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects:

AS OF DECEMBER 29, 2002 DOLLAR AMOUNTS IN MILLIONS	1% Increase	(1% Decrease)
Effect on total of service and interest cost components	$ 17	$ (13)
Effect on accumulated postretirement benefit obligation	223	(177)

Note 7. Inventories

DOLLAR AMOUNTS IN MILLIONS	December 29, 2002	December 30, 2001
Logs and chips	$ 177	$ 186
Lumber, plywood, panels and engineered lumber	456	401
Pulp and paper	351	194
Containerboard and packaging	282	145
Other products	202	195
Materials and supplies	473	307
	$ 1,941	$ 1,428

Note 8. Property and Equipment

DOLLAR AMOUNTS IN MILLIONS	December 29, 2002	December 30, 2001
Property and equipment, at cost:		
Land	$ 309	$ 226
Buildings and improvements	2,954	2,310
Machinery and equipment	16,133	12,020
Rail and truck roads	624	612
Other	221	202
	20,241	15,370
Less allowance for depreciation and amortization	(7,963)	(7,061)
	$ 12,278	$ 8,309

Note 9. Real Estate in Process of Development and for Sale

Properties held by the company's real estate and related assets segment include:

DOLLAR AMOUNTS IN MILLIONS	December 29, 2002	December 30, 2001
Dwelling units	$ 350	$ 349
Residential lots	288	269
Commercial lots	49	55
Commercial projects	4	11
Acreage	4	4
Other inventories	1	1
	$ 696	$ 689

Note 10. Accrued Liabilities

DOLLAR AMOUNTS IN MILLIONS	December 29, 2002	December 30, 2001
Payroll—wages and salaries, incentive awards, retirement and vacation pay	$ 505	$ 419
Taxes—Social Security and real and personal property	70	58
Current portion of product liability reserves	25	39
Interest	229	128
Other	394	398
	$ 1,223	$ 1,042

Note 11. Short-Term Borrowings and Lines of Credit

BORROWINGS

At December 29, 2002, Weyerhaeuser had $2 million in short-term borrowings outstanding. At December 30, 2001, Weyerhaeuser had short-term borrowings of $4 million with a weighted average interest rate of 4.5 percent.

The real estate and related assets segment short-term commercial paper borrowings were $63 million with a weighted average interest rate of 1.6 percent at December 29, 2002, and $358 million with a weighted average interest rate of 2.8 percent at December 30, 2001. Weyerhaeuser Company guarantees the commercial paper borrowings in return for a fee equal to one-quarter of 1 percent of the outstanding commercial paper balance. To keep the guarantee, Weyerhaeuser Real Estate Company (WRECO) has agreed to maintain unused nonguaranteed credit arrangements that are equal to or greater than the outstanding commercial paper. Fees paid by WRECO to Weyerhaeuser Company were $1 million in each of 2002, 2001 and 2000.

LINES OF CREDIT

Weyerhaeuser Company had short-term bank credit lines of $1.3 billion at December 29, 2002, and $925 million at December 30, 2001. Both Weyerhaeuser Company and WRECO can borrow against each facility. WRECO has access to $600 million of the $1.3 billion facility and had available to it all of the $925 million facility. As of December 29, 2002, and December 30, 2001, neither Weyerhaeuser Company nor WRECO had outstanding borrowings against these facilities. Neither Weyerhaeuser Company nor WRECO is a guarantor of the borrowings of the other under these facilities.

In addition, Weyerhaeuser Company has a five-year revolving credit facility agreement entered into with a group of banks that provides for borrowings up to a total amount of $1.3 billion, all of which is available to Weyerhaeuser Company. Borrowings are at LIBOR plus a spread or other such interest rates mutually agreed to between the borrower and lending banks. At the end of 2002, Weyerhaeuser Company had $1.0 billion available under this facility. See also Note 12: Long-Term Debt.

Weyerhaeuser Company had short-term bank credit lines that provided for the borrowings of up to $300 million at December 30, 2001. This facility was canceled during 2002.

As of December 30, 2001, Weyerhaeuser's lines of credit included a five-year revolving credit facility agreement entered into in 1997 with a group of banks that provides for borrowings of up to the total amount of $400 million, all of which was available to Weyerhaeuser. The agreement was scheduled to expire in November 2002 and was canceled during 2002.

OTHER

Weyerhaeuser has entered into letters of credit in the amount of $31 million and surety bonds in the amount of $124 million as of December 29, 2002.

The real estate and related assets segment has entered into letters of credit in the amount of $39 million and surety bonds in the amount of $544 million as of December 29, 2002.

The company's compensating balance requirements were not significant.

Note 12. Long-Term Debt

DEBT

Weyerhaeuser long-term debt, including the current portion, is as follows:

DOLLAR AMOUNTS IN MILLIONS	December 29, 2002	December 30, 2001
9.05% notes due 2003	$ 200	$ 200
Variable rate notes due 2003	500	—
9.125% debentures due 2003	50	—
8.50% debentures due 2004	55	55
5.50% notes due 2005	1,000	—
6.45% debentures due 2005	100	—
6.75% notes due 2006	150	150
6.00% notes due 2006	840	840
8.375% debentures due 2007	150	150
6.125% notes due 2007	1,000	—
5.95% debentures due 2008	750	750
5.25% notes due 2009	325	—
6.75% notes due 2012	1,750	—
7.50% debentures due 2013	250	250
7.25% debentures due 2013	250	250
6.95% debentures due 2017	300	300
7.00% debentures due 2018	100	—
9.00% debentures due 2021	150	—
7.125% debentures due 2023	250	250
8.50% debentures due 2025	300	300
7.95% debentures due 2025	250	250
7.70% debentures due 2026	150	150
7.35% debentures due 2026[1]	200	—
7.85% debentures due 2026	200	—
6.95% debentures due 2027	300	300
7.375% notes due 2032	1,250	—
6.875% notes due 2033	275	—
Industrial revenue bonds, rates from 1.2% (variable) to 9.0% (fixed), due 2003–2029	984	884
Medium-term notes, rates from 6.43% to 7.30%, due 2003–2013	246	42
Borrowings under five-year revolving credit facility	320	—
Other	60	16
	12,705	5,137
Less unamortized discounts	(12)	(34)
	$ 12,693	$ 5,103
Portion due within one year	$ 786	$ 8

[1] HOLDERS HAVE THE OPTION TO DEMAND REPAYMENT IN 2006.

Real estate and related assets segment long-term debt, including the current portion, is as follows:

DOLLAR AMOUNTS IN MILLIONS	December 29, 2002	December 30, 2001
Notes payable, unsecured; weighted average interest rates are approximately 6.41% and 5.84%	$ 812	$ 593
Notes payable, secured; weighted average interest rates are approximately 8.70% and 7.97%	2	4
Collateralized mortgage obligation bonds	—	23
	$ 814	$ 620
Portion due within one year	$ 74	$ 98

DOLLAR AMOUNTS IN MILLIONS	December 29, 2002 Weyerhaeuser	Real Estate and Related Assets
Long-term debt maturities:		
2003	$ 786	$ 74
2004	85	18
2005	1,195	14
2006	1,003	250
2007	1,490	1
Thereafter	8,146	457

Note 13. Fair Value of Financial Instruments

DOLLAR AMOUNTS IN MILLIONS	December 29, 2002 Carrying Value	December 29, 2002 Fair Value	December 30, 2001 Carrying Value	December 30, 2001 Fair Value
Weyerhaeuser:				
Financial liabilities:				
Long-term debt (including current maturities)	$12,693	$13,670	$ 5,103	$ 5,400
Real estate and related assets:				
Financial assets:				
Mortgage loans receivable	$ 1	$ 1	$ 30	$ 28
Mortgage-backed certificates and other pledged financial instruments	—	—	32	33
Total financial assets	$ 1	$ 1	$ 62	$ 61
Financial liabilities:				
Long-term debt (including current maturities)	$ 814	$ 858	$ 620	$ 634

The methods and assumptions used to estimate fair value of each class of financial instruments for which it is practicable to estimate that value are as follows:

- Long-term debt, including the real estate and related assets segment, is estimated based on quoted market prices for the same issues or on the discounted value of the future cash flows expected to be paid using incremental rates of borrowing for similar liabilities.
- Mortgage loans receivable are estimated based on the discounted value of estimated future cash flows using current rates for loans with similar terms and risks.
- Mortgage-backed certificates and other pledged financial instruments (pledged to secure collateralized mortgage obligations) were estimated using the quoted market prices for securities backed by similar loans and restricted deposits held at cost.

Note 14. Legal Proceedings, Commitments and Contingencies

COUNTERVAILING AND ANTI-DUMPING DUTIES

In April of 2001, the Coalition for Fair Lumber Imports (Coalition) filed two petitions with the U.S. Department of Commerce (Department) and the International Trade Commission (ITC), claiming that production of softwood lumber in Canada was being subsidized by Canada and that imports from Canada were being "dumped" into the U.S. market and sold at less than fair value. The Coalition asked that countervailing duty (CVD) and anti-dumping tariffs be imposed on softwood lumber imported from Canada.

In March 2002, the Department confirmed its preliminary finding that certain Canadian provinces were subsidizing logs by failing to collect full market price for stumpage and established a final CVD rate of 18.79 percent. Because the final determination eliminated the 90-day retroactive duties, Weyerhaeuser reversed its $18 million accrual for the retroactive portion of the CVD during the first quarter of 2002. The charge for the retroactive portion of the CVD had been recognized during 2001.

In May 2002, the ITC confirmed its earlier ruling that U.S. industry is threatened by subsidized and dumped imports. Its finding of only threat of injury means that the CVD and anti-dumping duties will be collected only for the period beginning with the publication of its final order on May 22, 2002. In the anti-dumping portion of the case, the Department selected Weyerhaeuser and five Canadian companies to provide data for the anti-dumping investigation. In its preliminary ruling issued on October 30, 2001, the Department found that Weyerhaeuser had engaged in dumping and set a preliminary "dumping margin" for Weyerhaeuser. In the final determination, Weyerhaeuser's depository rate was set at 12.39 percent. With the finding by the ITC of only threat of injury, the anti-dumping accrual of $29 million recorded in 2001 and $13 million recorded in 2002 were reversed on Weyerhaeuser's books during the second quarter.

Following is a summary of the CVD and anti-dumping amounts recorded in Weyerhaeuser's statement of earnings:

DOLLAR AMOUNTS IN MILLIONS	2002	2001
Charges for CVD and anti-dumping duties	**$ 64**	$ 50
Reversals of 2001 charges for estimated CVD and anti-dumping duties	**(47)**	—
	$ 17	$ 50

Approximately one year following the publication of the final order and annually thereafter for a total of five years, the Department will conduct reviews to determine whether Weyerhaeuser had engaged in dumping and whether Canada continued to subsidize softwood logs and, if so, the dumping margin and CVD to impose. At the end of five years, both the countervailing duty and anti-dumping orders will be automatically reviewed in a "sunset" proceeding to determine whether dumping or a countervailing subsidy will continue or recur.

Weyerhaeuser is appealing under the North American Free Trade Agreement (NAFTA). Panels have been appointed and will review the imposition of the anti-dumping duty and the CVD. With the support of provincial governments, the federal government of Canada also moved for appellate review by panels under the World Trade Organization (WTO).

In July 2002, the WTO issued two interim rulings against the United States. The first ruling was against the so-called "Byrd Amendment," which gives U.S. firms cash from punitive trade sanctions applied on foreign imports. The appeals body affirmed the ruling in January 2003. The second ruling was that a key measure used in the CVD to determine the existence of a subsidy is improper; this is viewed by the United States as having been made moot by a final determination in the investigation.

It is difficult to predict the net effect final duties will have on Weyerhaeuser. In the event that the CVD and anti-dumping margins are determined to be improper, the charges incurred for these duties may be reversed and Weyerhaeuser could receive reimbursement for amounts paid to date. In the event that final rates differ from the depository rates, ultimate charges may be higher or lower than those recorded to date. Weyerhaeuser is unable to estimate at this time the amount of additional charges or reversals that may be necessary for this matter in the future.

LEGAL PROCEEDINGS

HARDBOARD SIDING CLAIMS

Weyerhaeuser announced in June 2000 it had entered into a proposed nationwide settlement of its hardboard siding class action cases and, as a result, took a pretax charge of $130 million to cover the estimated cost of the settlement and related claims. The court approved the settlement in December 2000. An appeal from the settlement was denied in March 2002 and is now binding on all parties. In the third quarter of 2001, Weyerhaeuser reassessed the adequacy of the reserve and increased the reserve by an additional $43 million. Weyerhaeuser incurred claims and related costs in the amount of $11 million in 2002, $37 million in 2001 and $31 million in 2000 and charged these costs against the reserve. While the company believes that the reserve balances established for these matters of $94 million as of December 29, 2002, are adequate, the company is unable to estimate at this time the amount of additional charges that may be required for these matters in the future.

The settlement class consists of all persons who own or owned structures in the United States on which Weyerhaeuser's hardboard siding had been installed from January 1, 1981, through December 31, 1999. This is a claims-based settlement, which means that the claims will be paid as submitted over a nine-year period. An independent adjuster will review each claim submitted and determine whether it qualifies for payment under the terms of the settlement agreement. The following table presents an analysis of the claims activity related to the hardboard siding class action cases:

	2002	2001
Number of claims filed during the period	**2,995**	6,480
Number of claims resolved	**4,690**	2,580
Number of claims unresolved at end of period	**2,245**	3,940
Number of damage awards paid	**1,830**	400
Average damage award paid	**$1,900**	$1,700

The company negotiated settlements with its insurance carriers for recovery of certain costs related to these claims. As of December 29, 2002, Weyerhaeuser has either received or accrued $52 million in recoveries from its insurance carriers.

At the end of 2002, the company is a defendant in state trial court in nine cases that are outside of the settlement involving primarily multi-family structures and residential developments. The company anticipates that other individuals and entities that have opted out of the settlement may file lawsuits against the company. In January 2002, a jury returned a verdict in favor of the company in a lawsuit involving hardboard siding manufactured by Weyerhaeuser and installed by a developer in a residential development located in Modesto, California. The verdict has been appealed and is not included in the nine cases mentioned at the state court level.

ANTITRUST LITIGATION

In May 1999, two civil antitrust lawsuits were filed against the company in U.S. District Court, Eastern District of Pennsylvania. Both suits name as defendants several other major containerboard and packaging producers. The complaint in the first case alleges the defendants conspired to fix the price of linerboard and that the alleged conspiracy had the effect of increasing the price of corrugated containers. The suit requested class certification for purchasers of corrugated containers during the period from October 1993 through November 1995. The complaint in the second case alleges that the company conspired to manipulate the price of linerboard and thereby the price of corrugated sheets. The suit requested class certification for purchasers of corrugated sheets during the period October 1993 through November 1995. Both suits seek damages, including treble damages, under the antitrust laws. No specific damage amounts have been claimed. In September 2001, the district court certified both classes. On appeal the 3rd Circuit Court of Appeals affirmed the trial court's certification of the two classes. The company and other defendants have sought certiorari with the U.S. Supreme Court to review the class certification issue. At the trial level, discussions have begun on reactivating pretrial discovery efforts. Trial has been set for April 2004.

In December 2000, a lawsuit was filed against the company in U.S. District Court in Oregon alleging that from 1996 to present Weyerhaeuser had monopoly power or attempted to gain monopoly power in the Pacific Northwest market for alder logs and finished alder lumber. In August 2001, the complaint was amended to add an additional plaintiff. The plaintiffs have requested relief, including treble damages, of $110 million. In October 2002, the company filed motions for summary judgment on several issues. In January 2003, the court denied the company's motions. Trial is scheduled for April 8, 2003.

PARAGON TRADE BRANDS, INC., LITIGATION

In May 1999, the Equity Committee (Committee) in the Paragon Trade Brands, Inc. (Paragon) bankruptcy proceeding filed a motion in U.S. Bankruptcy Court for the Northern District of Georgia for authority to prosecute claims against the company in the name of the debtor's estate. Specifically, the Committee asserted that the company breached certain warranties in agreements entered into between Paragon and the company in connection with Paragon's public offering of common stock in January 1993. The Committee seeks to recover damages sustained by Paragon as a result of two patent infringement cases, one brought by Procter & Gamble and the other by Kimberly-Clark. In September 1999, the court authorized the Committee to commence an adversary proceeding against the company. The Committee commenced this proceeding in October 1999, seeking damages in excess of $420 million against the company. Pursuant to a reorganization of Paragon, the litigation claims representative for the bankruptcy estate became the plaintiff in the proceeding. On June 26, 2002, the Bankruptcy Court issued an oral opinion granting the plaintiff's motion for partial summary judgment, holding Weyerhaeuser liable to plaintiff for breaches of warranty and denying the company's motion for summary judgment. On October 30, 2002, the Bankruptcy Court issued a written order confirming the June oral opinion. In November 2002, the company filed a motion for reconsideration with the Bankruptcy Court. The court has not ruled on the company's motion. No trial date has been set for the determination of the damages. Weyerhaeuser disagrees with the Bankruptcy Court's decision and will diligently pursue all available relief.

OTHER LITIGATION

The company is a party to other matters generally incidental to its business in addition to the matters described above.

SUMMARY

Although the final outcome of any legal proceeding is subject to a great many variables and cannot be predicted with any degree of certainty, the company's management presently believes that resolving all of these matters will not have a material adverse effect on the company's financial position, liquidity or its results of operations.

ENVIRONMENTAL

It is the company's policy to accrue for environmental remediation costs when it is determined that it is probable that such an obligation exists and the amount of the obligation can be reasonably estimated. The company has established reserves for remediation costs on all of the approximately 79 active sites across the company's operations as of the end of 2002 in the aggregate amount of $54 million, up from $45 million at the end of 2001. This increase reflects the incorporation of new information on all sites concerning remediation alternatives, updates on prior cost estimates and new sites, less the costs incurred to remediate these sites during this period. The company accrued remediation costs of $18 million in 2002 and $34 million in 2000. In 2001, the company reduced the accruals by $8 million. The company incurred remediation costs of $9 million in 2002, $14 million in 2001 and $12 million in 2000, and charged these costs against the reserve. Based on currently available information and analysis, the company believes that it is reasonably possible that costs associated with all identified sites may exceed current accruals by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $100 million over several years. This estimate of the upper end of the range of reasonably possible additional costs is much less certain than the estimates upon which accruals are currently based, and utilizes assumptions less favorable to the company among the range of reasonably possible outcomes. In estimating both its current accruals for environmental remediation and the possible range of additional future costs, the company has assumed that it will not bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on each party's financial condition and probable contribution on a per-site basis. No amounts have been recorded for potential recoveries from insurance carriers.

GUARANTEES

Weyerhaeuser has guaranteed approximately $44 million of debt of unconsolidated entities and other parties. Approximately $34 million of the guarantees expire in 2003, and the remaining guarantees expire in 2007.

The real estate and related assets segment has guaranteed approximately $37 million of debt of unconsolidated entities and other parties, performance under an operating lease with future lease payments of approximately $11 million, and $57 million of mortgages sold with recourse. In each case, the real estate and related assets segment would be required to perform if the obligor were to default. Third parties hold assets of approximately $20 million that the real estate and related assets segment could obtain and liquidate in the event of a default on specific debt guarantees. Approximately $34 million of the debt guarantees expire in 2003, and the remaining debt guarantees expire in periods through 2017. The mortgage guarantees expire as the underlying loans mature through 2019.

WARRANTIES

WRECO provides warranties on homes closed that vary depending on state and local laws. The reserves for these warranties are determined by applying the provisions of Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies*. The liability was approximately $7 million and $6 million at December 29, 2002, and December 30, 2001, respectively.

OTHER ITEMS

Weyerhaeuser's 2002 capital expenditures, which exclude acquisitions and real estate and related assets, were $960 million and are expected to approximate $750 million in 2003. However, the expected expenditure level could be increased or decreased as a consequence of future economic conditions.

The company leases various equipment and office and wholesale space under operating leases. The equipment leases cover items including aircraft, vessels, rail and logging equipment, lift trucks, automobiles and office equipment. The company's future commitments under operating leases are approximately $110 million in 2003, $75 million in 2004, $50 million in 2005, $35 million in 2006 and $23 million in 2007. The company recognized rent expense of approximately $162 million, $130 million and $120 million in 2002, 2001 and 2000, respectively.

Note 15. Other Operating Costs, Net

Other operating costs, net, is an aggregation of both recurring and occasional income and expense items and, as a result, can fluctuate from year to year. Weyerhaeuser's other operating costs, net, include:

DOLLAR AMOUNTS IN MILLIONS	2002	2001	2000
Foreign exchange transaction (gains) losses	$ (33)	$ 12	$ 12
Gain on sale of western Washington timberlands (Note 18)	(117)	—	—
Costs associated with support alignment initiatives	4	62	19
Cost associated with the transition to Westwood Shipping Lines' new fleet	—	10	—
Other, net	7	(8)	25
	$ (139)	$ 76	$ 56

Support alignment costs include costs associated with Weyerhaeuser's initiative to streamline and improve delivery of internal support services. Weyerhaeuser began implementation of these plans during 2000.

In 2001, Weyerhaeuser incurred $62 million of one-time pretax charges related to the support alignment initiative. These costs include $41 million recognized in conjunction with Weyerhaeuser's decision to outsource certain information technology services, $20 million of which relates to the impairment of information technology assets sold for $10 million to the outsourcer and $21 million of additional costs such as retention bonuses, severance and other transition costs. Also included in the total 2001 spending are $21 million of one-time costs representing severance, relocation and outplacement costs as new regional centers that deliver support services were created.

During 2002 and 2000, Weyerhaeuser incurred $4 million and $19 million, respectively, of severance, relocation and other costs in connection with the support alignment initiative. Severance costs associated with the support alignment initiative were generally paid as incurred.

Weyerhaeuser ceased tracking support alignment costs concurrent with the acquisition of Willamette (see Note 21: Acquisitions). Beginning in the second quarter of 2002, costs incurred in connection with Weyerhaeuser's integration and cost-reduction efforts are included in charges for integration of facilities. (See Note 16: Charges for Integration of Acquisitions.)

Note 16. Charges for Integration of Acquisitions

As Weyerhaeuser has acquired businesses and consolidated them into its existing operations, Weyerhaeuser has incurred one-time charges associated with the transition and integration of those activities. In 2002, charges for integration of acquisitions includes costs associated with the integration of Willamette and Weyerhaeuser's overall cost-reduction efforts. In 2001 and 2000, the charges include costs associated with transition and integration activities related to the MacMillan Bloedel and Trus Joist acquisitions.

In connection with the Willamette acquisition, Weyerhaeuser entered into change-in-control agreements with several key Willamette employees. Under these agreements, Weyerhaeuser is obligated to make payments of approximately $113 million through January 2004. Approximately $23 million of these payments represent severance and other benefits paid to terminated Willamette employees. These costs have been included in the total purchase price of the Willamette acquisition (see Note 21: Acquisitions). Approximately $48 million represents other payments to terminated Willamette employees, primarily under consulting and noncompete agreements that extend through the third quarter of 2004. Approximately $42 million represents payments to retained Willamette employees under retention and incentive agreements extending through the first quarter of 2004 and noncompete agreements extending through the third quarter of 2005. Costs associated with future services will be recognized over the periods to be benefited.

Costs incurred consist of the following:

DOLLAR AMOUNTS IN MILLIONS	2002	2001
Change in control agreements	$ 37	$ 6
Severance and outplacement costs associated with approximately 400 employees in 2002 and 100 employees in 2001	12	4
Relocation costs	5	—
Professional services	10	—
Other	8	4
	$ 72	$ 14

In 2000, charges consisted of $48 million of costs incurred throughout the year as a result of write downs of working capital, severance, relocation and outplacement. As of December 29, 2002, Weyerhaeuser accrued liabilities include $9 million of severance accruals related to integration charges recognized from 2000 through 2002. These accruals are associated with approximately 150 employee terminations expected to occur during 2003.

Note 17. Charges for Closure of Facilities

Weyerhaeuser closed a number of facilities during 2002, 2001 and 2000. Closures of acquired facilities identified in the integration planning process were accounted for as exit activities in connection with the acquisitions, and no charges to earnings were recognized. Charges for all other closures have been recognized in the consolidated statement of earnings. In 2002, Weyerhaeuser recognized charges related to the closure of four wood products facilities; six containerboard, packaging and recycling facilities; and a containerboard paper machine; and a decision to outsource certain logging operations in Canada. In 2001, Weyerhaeuser announced the closure of four North American wood products facilities and two West Coast paper machines. In 2000, Weyerhaeuser announced the closure of a containerboard packaging plant and a wood products distribution center.

These charges included:

DOLLAR AMOUNTS IN MILLIONS	2002	2001	2000
Impairments of long-lived assets	**$ 63**	$ 42	$ 4
Severance and outplacement costs associated with approximately 1,100 employees in 2002, 1,500 employees in 2001 and 150 employees in 2000	**25**	24	2
Other closure costs	**15**	5	2
Reversals of closure charges recorded in prior periods	**(8)**	—	—
	$ 95	$ 71	$ 8

Of the severance liabilities incurred, the following reserves associated with termination of employees remain as of December 29, 2002:

2002 charge, associated with 900 remaining employees	$ 21
2001 charge, associated with 30 remaining employees	2
Remaining reserve	$ 23

Note 18. Sale of Timberlands

Weyerhaeuser sold approximately 115,000 acres of western Washington timberlands in December 2002 for cash of $64 million and a note receivable (the Note) with a value of approximately $102 million on the date of the sale. Weyerhaeuser recognized a gain of $76 million after taxes on the sale of the timberlands. The Note is backed by an irrevocable standby letter of credit from a bank. Weyerhaeuser is exposed to credit-related gains or losses in the event of nonperformance by the bank, but does not expect the bank to fail to meet its obligations. The Note matures in December 2012 and is extendable at the holder's option for five-year periods up to December 2032.

Weyerhaeuser transferred the Note to a qualifying special purpose entity (SPE) in a manner that qualifies as a sale for accounting purposes in December 2002 for cash of $91 million and a beneficial interest in the SPE. The gain on the sale of the Note was immaterial. Because the SPE is a separate and distinct legal entity from Weyerhaeuser, the assets of the SPE are not available to satisfy the liabilities and obligations of the company. The company does not consolidate the SPE.

The company estimates the fair value of its beneficial interest in the SPE using a discounted cash flow model. The key assumption used to estimate fair value as of December 29, 2002, was a discount rate of 5.27 percent.

In the first quarter of 2002, Weyerhaeuser announced a purchase and sale agreement to sell 100,000 acres of nonstrategic timberlands in Washington state to a nonprofit trust. That purchase and sale agreement has expired, and Weyerhaeuser is discussing the potential sale of this property with several parties and expects to complete a sale in 2003. The carrying value of approximately $39 million as of December 29, 2002, is included in timber and timberlands on the Consolidated Balance Sheet. Logging operations on this property ceased in the first quarter of 2002.

Note 19. Shareholders' Interest

PREFERRED AND PREFERENCE SHARES

The company is authorized to issue:

- 7,000,000 preferred shares having a par value of $1.00 per share, of which none were issued and outstanding at December 29, 2002, and December 30, 2001; and
- 40,000,000 preference shares having a par value of $1.00 per share, of which none were issued and outstanding at December 29, 2002, and December 30, 2001.

The preferred and preference shares may be issued in one or more series with varying rights and preferences including dividend rates, redemption rights, conversion terms, sinking fund provisions, values in liquidation and voting rights. When issued, the outstanding preferred and preference shares rank senior to outstanding common shares as to dividends and assets available on liquidation.

COMMON SHARES

The company issued common shares to holders of exchangeable shares (described below) who exercised their rights to exchange the shares. The number of common shares issued for exchangeable shares during the past three years is detailed in the reconciliation of common share activity below.

During 2000, the company repurchased 16,181,600 shares of outstanding common stock. This completed the repurchase of 12 million shares authorized by the company's board of directors in February 2000 and began the repurchase of an additional 10 million shares authorized by the board in June 2000.

A reconciliation of common share activity for the three years ended December 29, 2002, is as follows:

IN THOUSANDS	2002	2001	2000
Shares outstanding at beginning of year	216,574	213,898	226,039
New issuance	—	—	45
Retraction of exchangeable shares	986	2,026	3,688
Repurchase of common shares	—	—	(16,182)
Stock options exercised	1,390	650	308
Shares outstanding at end of year	218,950	216,574	213,898

EXCHANGEABLE SHARES

In connection with the acquisition of MacMillan Bloedel in 1999, Weyerhaeuser Company Ltd., a wholly-owned Canadian subsidiary of the company, issued 13,565,802 exchangeable shares to common shareholders of MacMillan Bloedel as part of the purchase price of that company. No additional shares have been issued. These exchangeable shares are, as nearly as practicable, the economic equivalent of the company's common shares; i.e., they have the following rights:

- The right to exchange such shares for common shares of the company on a one-to-one basis.
- The right to receive dividends, on a per-share basis, in amounts that are the same as, and are payable at the same time as, dividends declared on the company's common shares.
- The right to vote at all shareholder meetings at which the company's shareholders are entitled to vote on the basis of one vote per exchangeable share.
- The right to participate upon a liquidation event on a pro-rata basis with the holders of the company's common shares in the distribution of assets of the company.

A reconciliation of exchangeable share activity for the three years ended December 29, 2002, is as follows:

IN THOUSANDS	2002	2001	2000
Shares outstanding at beginning of year	3,289	5,315	8,810
New issuance	—	—	193
Retraction	(986)	(2,026)	(3,688)
Shares outstanding at end of year	2,303	3,289	5,315

CUMULATIVE OTHER COMPREHENSIVE LOSS

The company's cumulative other comprehensive loss includes:

DOLLAR AMOUNTS IN MILLIONS	December 29, 2002	December 30, 2001
Foreign currency translation adjustments	$ (270)	$ (306)
Additional minimum pension liability adjustments	(154)	(43)
Cash flow hedge fair value adjustments	2	4
	$ (422)	$ (345)

Note 20. Stock-Based Compensation Plans

The company's Long-Term Incentive Compensation Plan (the "Long-Term Incentive Plan") was approved at the 1998 Annual Meeting of Shareholders, and amendments to the Long-Term Incentive Plan were approved at the 2001 Annual Meeting of Shareholders. The Plan provides for the purchase of the company's common stock at its market price on the date of grant by certain key officers and other employees of the company and its subsidiaries who are selected from time to time by the Compensation Committee of the Board of Directors. No more than 20 million shares may be issued under the Plan. If all options outstanding at December 29, 2002, including some options that were granted under a previous plan, and all remaining options that could be granted under the Plan were exercised, the company's common shares would increase by 22,467,283 shares. The term of options granted under the Plan may not exceed 10 years from the grant date. Grantees are 25 percent vested after one year, 50 percent after two years, 75 percent after three years, and 100 percent after four years.

During 2001, the Weyerhaeuser Company Board of Directors approved a program for a limited number of company employees who had been prohibited for more than two years from exercising options previously granted to them under company option plans as a result of prohibitions on trading put in place by the company in connection with material transactions. The program, which was open to the company's executive officers, allowed participants to exercise options granted to them under the company's Long-Term Incentive

Plan and prior company option plans and sell to the company the shares acquired upon exercise. The company purchased the shares at their market price on the date of exercise. The remaining terms of the options were governed by the plans under which the options were granted. The program terminated at the end of 2002. The options that were subject to the company repurchase program are subject to variable stock compensation accounting.

The company accounts for all options under APB Opinion No. 25 and related interpretations, under which no compensation expense had been recognized prior to 2001. A reconciliation in Note 1: Summary of Significant Accounting Policies illustrates the effect on net earnings and earnings per share had the company applied the fair-value recognition provisions of Statement 123 to stock-based compensation.

Stock appreciation rights were issued to former MacMillan Bloedel employees in connection with the company's acquisition of MacMillan Bloedel in 1999. In addition, stock appreciation rights are granted to certain Canadian employees from time to time. Approximately 800,000 stock appreciation rights were outstanding at December 29, 2002, with strike prices ranging from $39.94 per right to $61.25 per right.

The company allows certain employees to defer all or a portion of their bonus into company share equivalents, with a 15 percent premium applied if payment is delayed for at least five years. The deferred account increases or decreases based on the performance of the company's stock plus dividends.

The compensation benefit (expense) recognized for all of the incentive plans was $4 million in 2002 and ($6 million) in 2001.

Changes in the number of shares subject to option are summarized as follows:

	2002	2001	2000
Shares (in thousands):			
Outstanding, beginning of year	**10,070**	8,721	7,275
Granted	**3,034**	2,289	1,945
Exercised	**(1,781)**	(822)	(366)
Forfeited	**(86)**	(111)	(132)
Expired	**(1)**	(7)	(1)
Acquired	**2,617**	—	—
Outstanding, end of year	**13,853**	10,070	8,721
Exercisable, end of year	**7,242**	4,798	3,733
Weighted average exercise price:			
Outstanding, beginning of year	**$51.35**	$50.51	$49.56
Granted	**60.86**	52.69	53.00
Exercised	**47.45**	46.02	44.31
Forfeited	**54.92**	45.94	52.45
Expired	**36.63**	25.25	20.56
Acquired	**53.20**	—	—
Outstanding, end of year	**54.26**	51.35	50.51
Weighted average grant date fair value of options	**16.43**	13.09	12.99

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

	2002	2001	2000
Risk-free interest rate	**4.87%**	5.10%	6.52%
Expected life	**5.2 years**	4.7 years	3.8 years
Expected volatility	**29.92%**	29.34%	29.00%
Expected dividend yield	**2.62%**	3.04%	3.02%

The following table summarizes information about stock options outstanding at December 29, 2002 (shares in thousands):

Price Range	Options Outstanding	Weighted Average Exercise Price Options Outstanding	Options Exercisable	Weighted Average Exercise Price Options Exercisable	Weighted Average Remaining Contractual Life (Years)
$25–$39	315	$34.47	305	$34.29	3.22
$40–$49	1,528	45.23	1,516	45.22	3.84
$50–$69	12,010	54.27	5,421	54.99	7.66
	13,853		7,242		

Note 21. Acquisitions

WILLAMETTE

On February 11, 2002, the company acquired 97 percent of the outstanding shares of common stock of Willamette Industries, Inc. (Willamette) through a tender offer. The results of Willamette's operations have been included in the consolidated financial statements since that date. Upon the consummation of the merger between Willamette and a wholly-owned subsidiary of the company on March 14, 2002, all remaining outstanding Willamette shares were converted into the right to receive $55.50 in cash.

Willamette was an integrated forest products company that produced building materials, composite wood panels, fine paper, office paper products, corrugated packaging and grocery bags in over 100 plants located in the United States, Europe and Mexico and owned 1.7 million acres of forestlands in the United States.

The company believes the Willamette assets fit well with the company's and enhance the company's capabilities in a number of its core product markets. The acquisition creates a larger company that is a leading producer in its major product lines and is better able to meet the needs of its customers. The company also expects to reduce general and administrative costs through economies of scale. The company believes the acquisition will position the company to increase shareholder value. These factors contributed to the goodwill, which is preliminarily recorded at $2.0 billion.

The total purchase price, including assumed debt of $1.8 billion, was $8.1 billion. The following table summarizes the estimated fair value of the assets and liabilities assumed as of February 11, 2002.

DOLLAR AMOUNTS IN MILLIONS	
Current assets	$1,020
Property and equipment	4,542
Timber and timberlands	2,692
Other assets	125
Goodwill	2,039
Total assets acquired	10,418
Current liabilities	568
Long-term debt	1,826
Deferred taxes	1,664
Other liabilities	99
Total liabilities assumed	4,157
Net assets acquired	$6,261

Goodwill was assigned to the following reporting units:

DOLLAR AMOUNTS IN MILLIONS	
Containerboard, packaging and recycling	$1,092
Paper	752
Pulp	105
Wood products	90
Total goodwill	$2,039

Goodwill is not expected to be deductible for tax purposes.

The following table summarizes unaudited pro forma information assuming this acquisition occurred at the beginning of the years presented.

PRO FORMA INFORMATION (UNAUDITED) DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER-SHARE FIGURES	2002	2001
Net sales and revenues	$ 18,974	$18,861
Net earnings	201	281
Earnings per share:		
Basic and diluted	.91	1.28

CEDAR RIVER PAPER COMPANY

On July 2, 2001, the company acquired the remaining 50 percent interest in Cedar River Paper Company (CRPC), a joint venture in Cedar Rapids, Iowa, that manufactures liner and medium containerboard from recycled fiber. Prior to July 2, 2001, the company held a 50 percent interest in CRPC, which was reported as an investment in equity affiliates.

The company accounted for the transaction using the purchase method of accounting. Accordingly, the assets and liabilities of the acquired company were included in the Consolidated Balance Sheet, and the operating results were included in the Consolidated Statement of Earnings beginning July 2, 2001. Weyerhaeuser paid $261 million, net of cash acquired, to purchase the remaining interest in CRPC and pay down all outstanding CRPC debt.

TJ INTERNATIONAL (TRUS JOIST)

On January 6, 2000, the company acquired more than 90 percent of the outstanding shares of TJ International (TJI), a 51 percent owner and managing partner of Trus Joist MacMillan (TJM), through a tender offer. The company had acquired the remaining 49 percent interest in TJM through its acquisition of MacMillan Bloedel, completed in November 1999. This acquisition was completed under the terms of an offer by the company to purchase all outstanding shares of TJI for $42 per share and stock option cash-outs of certain TJI management personnel. The total purchase price, including assumed debt of $142 million, was $874 million.

The company accounted for the transaction using the purchase method of accounting. Accordingly, the assets and liabilities of the acquired company were included in the Consolidated Balance Sheets at December 30, 2001, and December 31, 2000. In addition, the operating results of TJI were included in the Consolidated Statement of Earnings beginning January 6, 2000.

The purchase price, plus estimated direct transaction costs and expenses, and the deferred tax effect of applying purchase accounting was calculated as follows:

DOLLAR AMOUNTS IN MILLIONS	
Purchase price of tender offer and stock option cash-out	$732
Direct transaction costs and expenses	20
Deferred tax effect of applying purchase accounting	120
Less: historical net assets	(261)
Total excess costs	$611

The excess purchase price was allocated as follows:

DOLLAR AMOUNTS IN MILLIONS	
Property, plant and equipment	$288
Goodwill	323
Total excess costs	$611

Plant and equipment are being depreciated over useful lives up to 20 years.

AUSTRALIAN SAWMILLS AND DISTRIBUTION CAPABILITIES

During the 2000 second quarter, the company completed its acquisition of two sawmills and related assets in Australia from CSR Ltd. of Australia (CSR).

Weyerhaeuser paid approximately U.S. $48 million in cash and assumed $7 million in debt to acquire:

- Two sawmills with a combined annual production capacity of 171 million board feet of lumber. The mills are located in Tumut, New South Wales, and Caboolture, Queensland.
- CSR's 70 percent stake in Pine Solutions, Australia's largest softwood timber distributor. RII Weyerhaeuser World Timberfund L.P., a partnership between Weyerhaeuser and UBS Brinson, acquired a 30 percent ownership interest in Pine Solutions during 1999.

COAST MOUNTAIN HARDWOODS

During the 2000 fourth quarter, the company's wholly-owned Canadian subsidiary, Weyerhaeuser Company Ltd., acquired the operations of Coast Mountain Hardwoods, a subsidiary of Advent International Corp., in British Columbia for $26 million in cash. The purchase included a hardwood lumber mill producing more than 42 million board feet annually; dry kilns with annual capacity of 20 million board feet; an abrasive planer that produces more than 25 million board feet annually; and five volume-based forest licenses dispersed in the Vancouver, B.C., forest region.

Note 22. Business Segments

The company is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate development and construction. The company's principal business segments are:

- Timberlands, which includes logs, chips and timber, and distribution and converting facilities located outside North America.
- Wood products, which includes softwood lumber, plywood and veneer, composite panels, oriented strand board, hardwood lumber, treated products, engineered lumber, raw materials and building materials distribution.
- Pulp and paper, which includes pulp, paper and bleached board.
- Containerboard, packaging and recycling.
- Real estate and related assets.

Prior to the second quarter of 2002, the company reported its paper-related businesses in a single pulp, paper and packaging segment. During the second quarter of 2002, the company changed the structure of its internal organization. As a result, the paper-related businesses are now reported as two segments, entitled: (1) pulp and paper, and (2) containerboard, packaging and recycling. In addition, the company reclassified certain licensed forestland operations from the timberlands segment to the wood products segment. Comparative information has been restated to conform to the new presentation.

The timber-based businesses involve a high degree of integration among timber operations; building materials conversion facilities; and pulp, paper, containerboard and bleached board primary manufacturing and secondary conversion facilities. This integration includes extensive transfers of raw materials, semi-finished materials and end products between and among these groups. The company's accounting policies for segments are the same as those described in Note 1: Summary of Significant Accounting Policies.

Management evaluates segment performance based on the contributions to earnings of the respective segments. Accounting for segment profitability in integrated manufacturing sites involves allocation of joint conversion and common facility costs based upon the extent of usage by the respective product lines at that facility. Transfer of products between segments is accounted for at current market values.

An analysis and reconciliation of the company's business segment information to the respective information in the consolidated financial statements is as follows:

FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 29, 2002 DOLLAR AMOUNTS IN MILLIONS	2002	2001	2000
Sales to and revenues from unaffiliated customers:			
Timberlands	$ 1,120	$ 785	$ 842
Wood products	7,592	6,493	7,062
Pulp and paper	3,698	2,559	2,960
Containerboard, packaging and recycling	4,212	3,096	3,559
Real estate and related assets	1,750	1,461	1,377
Corporate and other	149	151	180
	$ 18,521	$ 14,545	$ 15,980
Intersegment sales:			
Timberlands	$ 916	$ 628	$ 665
Wood products	221	204	252
Pulp and paper	155	151	152
Containerboard, packaging and recycling	125	11	12
Corporate and other	10	13	20
	1,427	1,007	1,101
Total sales and revenues	19,948	15,552	17,081
Intersegment eliminations	(1,427)	(1,007)	(1,101)
	$ 18,521	$ 14,545	$ 15,980
Contribution (charge) to earnings:			
Timberlands	$ 750	$ 487	$ 572
Wood products	(20)	16	210
Pulp and paper	82	69	482
Containerboard, packaging and recycling	335	290	456
Real estate and related assets[1]	336	264	259
Corporate and other	(341)	(272)	(321)
	1,142	854	1,658
Interest expense[1]	(874)	(420)	(422)
Less capitalized interest	103	82	87
Earnings before income taxes	371	516	1,323
Income taxes	(130)	(162)	(483)
	$ 241	$ 354	$ 840
Depreciation, amortization and fee stumpage:			
Timberlands	$ 138	$ 69	$ 67
Wood products	334	271	286
Pulp and paper	378	252	245
Containerboard, packaging and recycling	330	223	207
Real estate and related assets	11	7	6
Corporate and other	34	54	54
	$ 1,225	$ 876	$ 865
Charges for integration of acquisitions:			
Wood products	$ 4	$ 12	$ 34
Pulp and paper	2	—	—
Containerboard, packaging and recycling	8	—	7
Corporate and other	58	2	7
	$ 72	$ 14	$ 48
Charges for closure of facilities:			
Wood products	$ 51	$ 39	$ —
Pulp and paper	(8)	19	—
Containerboard, packaging and recycling	52	13	8
	$ 95	$ 71	$ 8
Equity in income (loss) of equity affiliates and unconsolidated entities:			
Timberlands	$ 11	$ 8	$ 11
Wood products	—	—	—
Pulp and paper	(11)	8	8
Containerboard, packaging and recycling	(1)	27	40
Real estate and related assets	31	27	76
Corporate and other	(12)	(10)	(6)
	$ 18	$ 60	$ 129
Capital expenditures:			
Timberlands	$ 100	$ 50	$ 52
Wood products	219	198	352
Pulp and paper	424	234	173
Containerboard, packaging and recycling	167	165	245
Real estate and related assets	6	2	17
Corporate and other	50	36	30
	$ 966	$ 685	$ 869
Investments in and advances to equity affiliates and unconsolidated entities:			
Timberlands	$ 349	$ 305	$ 280
Wood products	3	2	3
Pulp and paper	167	173	175
Containerboard, packaging and recycling	48	50	110
Real estate and related assets (less reserves)	28	60	205
Corporate and other	11	11	11
	$ 606	$ 601	$ 784
Assets:			
Timberlands	$ 5,725	$ 2,704	$ 2,596
Wood products	4,988	4,209	4,972
Pulp and paper	7,525	4,086	4,253
Containerboard, packaging and recycling	6,149	2,985	2,891
Real estate and related assets	1,970	2,017	2,035
Corporate and other	2,482	2,748	1,788
	28,839	18,749	18,535
Less: Intersegment eliminations	(620)	(456)	(361)
	$ 28,219	$ 18,293	$ 18,174

[1] INTEREST EXPENSE OF $6 MILLION AND $16 MILLION IN 2001 AND 2000, RESPECTIVELY, IS INCLUDED IN THE DETERMINATION OF "CONTRIBUTION TO EARNINGS" AND EXCLUDED FROM "INTEREST EXPENSE" FOR FINANCIAL SERVICES BUSINESSES.

Note 23. Geographical Areas

The company attributes sales to and revenues from unaffiliated customers in different geographical areas on the basis of the location of the customer.

Export sales from the United States consist principally of pulp, bleached board, logs, lumber and wood chips to Japan; containerboard, pulp, lumber and recycling material to other Pacific Rim countries; and pulp and hardwood lumber to Europe.

Long-lived assets consist of goodwill, timber and timberlands and property and equipment used in the generation of revenues in the different geographical areas.

Selected information related to the company's operations by geographical area is as follows:

FOR THE THREE-YEAR PERIOD ENDED DECEMBER 29, 2002 DOLLAR AMOUNTS IN MILLIONS	2002	2001	2000
Sales to and revenues from unaffiliated customers:			
United States	$ 15,253	$ 11,794	$ 12,679
Japan	753	695	922
Canada	1,025	1,100	1,394
Europe	565	417	555
Other foreign countries	925	539	430
	$ 18,521	$ 14,545	$ 15,980
Export sales from the United States:			
Japan	$ 548	$ 493	$ 585
Other	929	758	928
	$ 1,477	$ 1,251	$ 1,513
Earnings before income taxes:			
United States	$ 379	$ 685	$ 1,051
Foreign entities	(8)	(169)	272
	$ 371	$ 516	$ 1,323
Long-lived assets:			
United States	$ 17,034	$ 8,349	$ 8,257
Canada	3,258	3,205	3,221
Other foreign countries	206	67	109
	$ 20,498	$ 11,621	$ 11,587

Note 24. Selected Quarterly Financial Information (unaudited)

DOLLAR AMOUNTS IN MILLIONS EXCEPT PER-SHARE FIGURES	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net sales and revenues:					
2002	$ 3,991	$ 4,922	$ 4,890	$ 4,718	$ 18,521
2001	3,553	3,842	3,752	3,398	14,545
Operating income:					
2002	207	299	194	363	1,063
2001	220	305	189	43	757
Earnings before income taxes:					
2002	46	111	20	194	371
2001	170	248	122	(24)	516
Net earnings:					
2002	30	72	13	126	241
2001	107	171	91	(15)	354
Basic net earnings per share:					
2002	.14	.32	.06	.57	1.09
2001	.49	.78	.41	(.07)	1.61
Diluted net earnings per share:					
2002	.14	.32	.06	.57	1.09
2001	.49	.78	.41	(.07)	1.61
Dividends per share:					
2002	.40	.40	.40	.40	1.60
2001	.40	.40	.40	.40	1.60
Market prices—high/low:					
2002	65.52–50.93	67.83–57.85	62.88–43.77	52.60–38.04	67.83–38.04
2001	57.75–47.69	62.06–48.00	60.00–45.69	55.50–47.32	62.06–45.69

Note 25. Historical Summary

DOLLAR AMOUNTS IN MILLIONS EXCEPT PER-SHARE FIGURES		2002	2001	2000	1999	1998
PER SHARE:						
Basic net earnings from continuing operations, before effect of accounting changes	$	1.09	1.61	3.72	2.99	1.48
Effect of accounting changes	$	—	—	—	(.43)[4]	—
Basic net earnings	$	1.09	1.61	3.72	2.56	1.48
Diluted net earnings from continuing operations, before effect of accounting changes	$	1.09	1.61	3.72	2.98	1.47
Effect of accounting changes	$	—	—	—	(.43)[4]	—
Diluted net earnings	$	1.09	1.61	3.72	2.55	1.47
Dividends paid	$	1.60	1.60	1.60	1.60	1.60
Shareholders' interest (end of year)	$	29.93	30.45	31.17	30.54	22.74
FINANCIAL POSITION:						
Total assets:						
Weyerhaeuser	$	26,249	16,276	16,139	16,400	10,934
Real estate and related assets	$	1,970	2,017	2,035	1,939	1,900
	$	28,219	18,293	18,174	18,339	12,834
Long-term debt (net of current portion):						
Weyerhaeuser:						
Long-term debt	$	11,907	5,095	3,953	3,945	3,397
Capital lease obligations	$	1	—	2	1	2
Convertible subordinated debentures	$	—	—	—	—	—
Limited recourse income debenture	$	—	—	—	—	—
	$	11,908	5,095	3,955	3,946	3,399
Real estate and related assets:						
Long-term debt	$	740	522	200	357	580
Shareholders' interest	$	6,623	6,695	6,832	7,173	4,526
Percent earned on shareholders' interest		3.6%	5.2%	12.0%	9.0%	6.4%
OPERATING RESULTS:						
Net sales and revenues:						
Weyerhaeuser	$	16,771	13,084	14,603	11,544	10,050
Real estate and related assets	$	1,750	1,461	1,377	1,236	1,192
	$	18,521	14,545	15,980	12,780	11,242
Net earnings before effect of accounting changes:						
Weyerhaeuser	$	30[1]	180[2]	676[3]	495[4]	214[5]
Real estate and related assets	$	211	174	164	121	80
	$	241	354	840	616	294
Effect of accounting changes	$	—	—	—	(89)[4]	—
Net earnings	$	241	354	840	527	294
STATISTICS (UNAUDITED):						
Number of employees		56,787	44,843	47,244	44,770	36,309
Salaries and wages	$	2,928	2,296	2,260	1,895	1,695
Employee benefits	$	689	483	500	392	351
Total taxes	$	528	486	826	579	437
Timberlands (thousands of acres):						
U.S. and Canadian fee ownership		7,159	5,935	5,938	5,914	5,099
U.S. and Canadian long-term leases		823	514	521	495	241
Long-term license arrangements in Canada		34,715	32,605	31,648	32,786	27,002
Number of shareholder accounts at year-end:						
Common		14,551	16,127	17,437	18,732	19,559
Exchangeable		1,450	1,573	1,736	1,590	—
Weighted average shares outstanding (thousands)		220,927	219,644	225,419	205,599	198,914

1997	1996	1995	1994	1993	1992
1.72	2.34	3.93	2.86	2.83	1.83
—	—	—	—	—	—
1.72	2.34	3.93	2.86	2.83	1.83
1.72	2.33	3.92	2.86	2.81	1.82
—	—	—	—	—	—
1.72	2.33	3.92	2.86	2.81	1.82
1.60	1.60	1.50	1.20	1.20	1.20
23.30	23.21	22.57	20.86	19.34	17.85
11,071	10,968	10,359	9,750	9,087	8,566
2,004	2,628	2,894	3,408	3,670	9,720
13,075	13,596	13,253	13,158	12,757	18,286
3,483	3,546	2,983	2,713	2,998	2,659
2	2	2	—	—	—
—	—	—	—	—	193
—	—	—	—	—	188
3,485	3,548	2,985	2,713	2,998	3,040
682	814	1,608	1,873	2,086	2,411
4,649	4,604	4,486	4,290	3,966	3,646
7.4%	10.2%	18.2%	14.3%	15.2%	10.4%
10,611	10,568	11,318	9,714	8,726	8,101
1,093	1,009	919	1,117	1,230	1,522
11,704	11,577	12,237	10,831	9,956	9,623
271(6)	434	981	576	511	332
71	29	(182)(7)	13	68	40
342	463	799	589	579	372
—	—	—	—	—	—
342	463	799	589	579	372
35,778	39,020	39,558	36,665	36,748	39,022
1,706	1,781	1,779	1,610	1,585	1,580
355	370	408	357	347	323
478	557	736	618	577	443
5,171	5,326	5,302	5,587	5,512	5,592
237	229	171	156	158	159
23,715	22,863	22,866	17,849	17,845	18,828
20,981	22,528	23,446	24,131	25,282	26,334
—	—	—	—	—	—
198,967	198,318	203,525	205,543	204,866	203,373

(1) 2002 RESULTS REFLECT CHARGES OF $249 MILLION, LESS RELATED TAX EFFECT OF $86 MILLION, OR $163 MILLION, FOR THE CLOSURE OF FACILITIES, INTEGRATION OF ACQUISITIONS, TERMINATING THE MACMILLAN BLOEDEL PENSION PLAN FOR SALARIED EMPLOYEES IN THE UNITED STATES, BUSINESS INTERRUPTION COSTS, AND THE WRITE-OFF OF DEBT ISSUANCE COSTS. 2002 RESULTS ALSO REFLECT ONE-TIME BENEFITS OF $164 MILLION LESS RELATED TAX EFFECTS OF $57 MILLION, OR $107 MILLION, FOR THE REVERSAL OF COUNTERVAILING AND ANTI-DUMPING ACCRUALS AND A SALE OF WESTERN WASHINGTON TIMBERLANDS.

(2) 2001 RESULTS REFLECT CHARGES OF $157 MILLION LESS RELATED TAX EFFECT OF $59 MILLION, OR $98 MILLION, FOR THE CLOSURE OF FACILITIES AND INTEGRATION OF ACQUISITIONS, COSTS ASSOCIATED WITH STREAMLINING INTERNAL SUPPORT SERVICES, AND COSTS OF TRANSITIONING TO A NEW SHIPPING FLEET. 2001 RESULTS ALSO REFLECT ONE-TIME TAX BENEFITS OF $29 MILLION.

(3) 2000 RESULTS REFLECT CHARGES OF $205 MILLION LESS RELATED TAX EFFECT OF $76 MILLION, OR $129 MILLION, FOR SETTLEMENT OF HARDBOARD SIDING CLAIMS, CLOSURE OF FACILITIES, INTEGRATION OF ACQUISITIONS, AND COSTS ASSOCIATED WITH STREAMLINING INTERNAL SUPPORT SERVICES.

(4) 1999 RESULTS REFLECT CHARGES OF $276 MILLION LESS RELATED TAX EFFECT OF $102 MILLION, OR $174 MILLION, FOR THE CUMULATIVE EFFECT OF A CHANGE IN AN ACCOUNTING PRINCIPLE, IMPAIRMENT OF LONG-LIVED ASSETS TO BE DISPOSED OF, CLOSURE COSTS RELATED TO ACQUISITIONS AND YEAR 2000 REMEDIATION.

(5) 1998 RESULTS REFLECT NONRECURRING CHARGES OF $67 MILLION LESS RELATED TAX EFFECT OF $25 MILLION, OR $42 MILLION FOR CLOSURE OF FACILITIES.

(6) 1997 RESULTS REFLECT NET NONRECURRING CHARGES OF $13 MILLION LESS RELATED TAX EFFECT OF $4 MILLION, OR $9 MILLION, FOR CLOSURE AND RESTRUCTURING CHARGES, NET OF GAINS ON THE SALE OF BUSINESSES.

(7) 1995 RESULTS REFLECT A CHARGE FOR DISPOSAL OF CERTAIN REAL ESTATE ASSETS OF $290 MILLION LESS RELATED TAX EFFECT OF $106 MILLION, OR $184 MILLION.

BOARD OF DIRECTORS

FOR FISCAL YEAR 2002

Term Expires 2006

Richard F. Haskayne, 68, a director of the company since 2000, is chairman of TransCanada PipeLines Limited (gas transmission and power generation) and chairman of Fording Inc. (coal and industrial minerals). He was chairman of NOVA Corporation from 1991 to 1998 until the company merged with TransCanada Pipelines. He was chairman of the board of MacMillan Bloedel Limited from 1996 to 1999 and is also a director of Encana Corporation. He was chairman, president and chief executive officer of Interhome Energy Inc., the parent company of Interprovincial Pipe Line and Home Oil, from 1986 to 1991. In 1997, he was appointed an officer of the Order of Canada. In addition, he is director emeritus of the Canadian Imperial Bank of Commerce and board of governors chair emeritus of the board of the University of Calgary (after serving as chair from 1990 to 1996).

Robert J. Herbold, 60, a director of the company since 1999, retired recently as executive vice president and chief operating officer of Microsoft. He is currently working part time for Microsoft as executive vice president assisting in the government, industry and customer areas. Additionally, he is the managing partner of Herbold Group, LLC, focused on consulting with chief executive officers on profitability issues. Prior to joining Microsoft in 1994, he was senior vice president, advertising and information services, at The Procter & Gamble Company. He is a director of Agilent Technologies and Cintas Corp. In addition, he is a member of the Washington Roundtable, the James Madison Council of the Library of Congress, the Executive Council of TechNet and the board of trustees of Case Western Reserve University.

Rt. Hon. Donald F. Mazankowski, 67, a director of the company since 1997, is a business consultant. He was a Member of Parliament, Government of Canada, from 1968 to 1993, served as Deputy Prime Minister from 1986 to 1993 and as Minister of Finance from 1991 to 1993. He is also a director of the Power Group of Companies; Shaw Communications, Inc.; IMC Global Inc.; Great West Life Assurance, Investors Group; Canadian Oilsands Trust and Atco Ltd. He is a past member of the board of governors of the University of Alberta and is chairman of the Institute of Health Economics and of the Canadian Genetic Diseases Network.

Nicole W. Piasecki, 40, a director of the company since 2002, has served as the Boeing Company vice president of Business Strategy & Marketing for Boeing Commercial Airplanes since January 2002. She was vice president of Commercial Airplanes Sales, Leasing Companies, from 2000 until 2002; the Boeing Commercial Airplanes sales director for the Americas from 1997 to 2000; and served in various management positions in sales, marketing and business strategy for the Commercial Aircraft Group from 1991 when she joined The Boeing Company as a customer engineer in the 777 Division. Ms. Piasecki serves on the board of The Coal Valley Company; YWCA; World Trade Center Seattle; and is a fellow of the British American Project.

Term Expires 2005

Martha R. Ingram, 67, a director of the company since 1995, has been chairman of Ingram Industries, Inc. (book distribution, inland barging and insurance), since 1995 and a member of its board since 1981. She was its director of public affairs from 1979 to 1995. She is also a director of Ingram Micro, Inc., and AmSouth Bancorporation. In addition, she serves on the board of Vassar College and is chairman of the Board of Trust of Vanderbilt University. She also serves as chairman of the board of the Nashville Symphony Association, is on the board of the Nashville Opera, the Nashville Ballet and the Tennessee Repertory Theatre and is formerly chairman of the board of the Tennessee Performing Arts Center. Mrs. Ingram was also chairman of the 1996 Tennessee Bicentennial Commission.

John I. Kieckhefer, 58, a director of the company since 1990, has been president of Kieckhefer Associates, Inc. (investment and trust management), since 1989 and was senior vice president prior to that time. He has been engaged in commercial cattle operations since 1967 and is a trustee of J.W. Kieckhefer Foundation, an Arizona charitable trust.

Arnold G. Langbo, 65, a director of the company since 1999, was chairman of Kellogg Company (cereal products) from 1992 until his retirement in 2000. He joined Kellogg Canada Inc. in 1956 and was elected president, chief operating officer and a director of Kellogg Company in 1990. He served as chief executive officer of Kellogg Company from 1992 to 1999. He is also a director of Johnson & Johnson and Whirlpool Corporation and serves on the board of the International Youth Foundation.

Ambassador Clayton Yeutter, 72, a director of the company since 1999, is Of Counsel to the law firm of Hogan & Hartson. From 1985 to 1988, he served as U.S. Trade Representative. He has also served as Secretary of Agriculture and Republican National Chairman. He is also a director of Danielson Holding Corporation and chairman of the board of Oppenheimer Funds.

Term Expires 2004

Steven R. Rogel, 60, a director of the company since 1997, has been chairman of the board since 1999. He has been the company's president and chief executive officer since 1997. Prior to joining the company, he served as the president and chief executive officer of Willamette Industries, Inc., from 1995 to 1997 and as its president and chief operating officer from 1991 to 1995. He is a director of The Kroger Company and Union Pacific Corporation and serves on the National Executive Board of the Boy Scouts of America. He is also chairman of the American Forest & Paper Association and the National Council for Air and Stream Improvement, Inc.

William D. Ruckelshaus, 70, a director of the company since 1989, is a strategic director in the Madrona Venture Group (an investment company), formed in 1999. He was chairman of Browning-Ferris Industries from 1995 to 1999 and its chairman and chief executive officer from 1988 to 1995. He was administrator, Environmental Protection Agency, from 1983 to 1985 and a senior vice president of the company from 1976 to 1983. He is also a director of Cummins Engine Company, Inc.; Pharmacia Corp.; Nordstrom, Inc.; and Solutia, Inc.

Richard H. Sinkfield, 60, a director of the company since 1993, is a senior partner in the law firm of Rogers & Hardin in Atlanta, Georgia, and has been a partner in the firm since 1976. He was a director of United Auto Group, Inc. (automobile retailer), from 1993 to 1999 and its executive vice president and chief administrative officer from 1997 to 1999. He is also a director of Central Parking Corporation; the Metropolitan Atlanta Community Foundation, Inc.; and the Atlanta College of Art. He is a trustee of Vanderbilt University, a member of the executive board of the Atlanta Area Council of the Boy Scouts of America, and was a member of the board of governors of the State Bar of Georgia from 1990 to 1998.

James N. Sullivan, 65, a director of the company since 1998, is the retired vice chairman of the board of Chevron Texaco Corporation (international oil company), where he was a director from 1988 to 2000. He joined Chevron Texaco in 1961, was elected a vice president in 1983, and served as its vice chairman from 1989 to 2000. He is a director of the United Way of the Bay Area and Pipevine, Inc.

CORPORATE OFFICERS

FOR FISCAL YEAR 2002

Senior Officers

STEVEN R. ROGEL
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

WILLIAM R. CORBIN
EXECUTIVE VICE PRESIDENT, WOOD PRODUCTS

RICHARD E. HANSON
EXECUTIVE VICE PRESIDENT, TIMBERLANDS AND INTERNATIONAL

WILLIAM C. STIVERS
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

MARVIN D. COOPER
SENIOR VICE PRESIDENT, PULP, PAPER, CONTAINERBOARD MANUFACTURING AND ENGINEERING

C. WILLIAM GAYNOR
SENIOR VICE PRESIDENT, CANADA

STEVEN R. HILL
SENIOR VICE PRESIDENT, HUMAN RESOURCES

MACK L. HOGANS
SENIOR VICE PRESIDENT, CORPORATE AFFAIRS

JAMES R. KELLER
SENIOR VICE PRESIDENT, CONTAINERBOARD, PACKAGING AND RECYCLING

MICHAEL R. ONUSTOCK
SENIOR VICE PRESIDENT, PULP AND WHITE PAPER

GEORGE H. WEYERHAEUSER JR.
SENIOR VICE PRESIDENT, TECHNOLOGY

Timberlands

JAMES M. BRANSON
VICE PRESIDENT, SOUTH

GARY W. DROBNACK
PRESIDENT, WEYERHAEUSER FORESTLANDS INTERNATIONAL

PETER FARNUM
VICE PRESIDENT, FORESTRY AND RAW MATERIALS RESEARCH AND DEVELOPMENT

SCOTT R. MARSHALL
VICE PRESIDENT, POLICY, FINANCE AND STRATEGIC PLANNING

CATHERINE L. PHILLIPS
VICE PRESIDENT, SUSTAINABLE FORESTRY

JACK P. TAYLOR JR.
VICE PRESIDENT, WEST

Wood Products

LEE T. ALFORD
VICE PRESIDENT, SOFTWOOD LUMBER

BILL BLANKENSHIP
VICE PRESIDENT, ENGINEERED PANELS

RODNEY J. DEMPSTER
VICE PRESIDENT, SOUTHERN PLYWOOD

THOMAS H. DENIG
VICE PRESIDENT, ENGINEERED LUMBER PRODUCTS

LYNN E. ENDICOTT
VICE PRESIDENT, SOUTHERN LUMBER

REYNOLD HERT
VICE PRESIDENT, CANADIAN LUMBER

HENRY M. MONTREY
VICE PRESIDENT, TECHNOLOGY

CRAIG D. NEESER
VICE PRESIDENT, B.C. COASTAL GROUP

DAVID K. SHARP
VICE PRESIDENT, WESTERN PLYWOOD AND VENEER

DAVID T. STILL
VICE PRESIDENT, BUILDING MATERIALS DISTRIBUTION

ROBERT W. TAYLOR
VICE PRESIDENT, APPEARANCE WOOD

Pulp and Paper

CHARLES E. CARPENTER
VICE PRESIDENT, BLEACHED BOARD, COATED GROUNDWOOD AND NEWSPRINT

ARNFINN GISKE
VICE PRESIDENT, PULP

W. DENSMORE HUNTER
VICE PRESIDENT, TECHNOLOGY

MICHAEL A. JACKSON
VICE PRESIDENT, FINE PAPER

Containerboard, Packaging and Recycling

CARL BOHM
VICE PRESIDENT, CONTAINERBOARD SALES AND LOGISTICS

DOUGLAS C. LELAND
VICE PRESIDENT, SPECIALTY PACKAGING

SUSAN M. MERSEREAU
VICE PRESIDENT, ORGANIZATIONAL EFFECTIVENESS

DANIEL G. PYNE
VICE PRESIDENT, PACKAGING

MARK E. STARNES
VICE PRESIDENT, RECYCLING

Weyerhaeuser Real Estate Company

DANIEL S. FULTON
PRESIDENT

PETER G. BYRNES
CHIEF EXECUTIVE OFFICER, WINCHESTER HOMES

STEPHEN A. DENNIS
PRESIDENT, QUADRANT CORPORATION

SAMUEL C. HATHORN
PRESIDENT, TRENDMAKER HOMES

STEPHEN M. MARGOLIN
PRESIDENT, WEYERHAEUSER REALTY INVESTORS

MICHAEL V. McGEE
PRESIDENT, PARDEE HOMES

Corporate

CREIGH H. AGNEW
VICE PRESIDENT, GOVERNMENT AFFAIRS AND CORPORATE CONTRIBUTIONS

RICHARD B. BANKHEAD
VICE PRESIDENT

HEIDI E. BIGGS
VICE PRESIDENT, E-BUSINESS

ROBERT W. BOYD, JR.
VICE PRESIDENT, PROCUREMENT AND SUPPLY MANAGEMENT

SCOTT M. DIXON
VICE PRESIDENT AND CONTROLLER

ROBERT A. DOWDY
VICE PRESIDENT AND GENERAL COUNSEL

CLAIRE S. GRACE
SECRETARY AND ASSISTANT GENERAL COUNSEL

DEBRA H. HANSEN
VICE PRESIDENT, WEYERHAEUSER BUSINESS SERVICES

STEVEN J. HILLYARD
VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

SARA S. KENDALL
VICE PRESIDENT, ENVIRONMENT, HEALTH AND SAFETY

MONTYE C. MALE
VICE PRESIDENT, COMMUNICATIONS

KATHRYN F. McAULEY
VICE PRESIDENT, INVESTOR RELATIONS

SANDY D. McDADE
VICE PRESIDENT, STRATEGIC PLANNING

JEFFREY W. NITTA
VICE PRESIDENT AND TREASURER

THOMAS A. PED
VICE PRESIDENT, INFORMATION TECHNOLOGY, CHIEF INFORMATION OFFICER

LARRY W. POLLOCK
VICE PRESIDENT AND DIRECTOR OF TAXES

EDWARD P. ROGEL
VICE PRESIDENT, HUMAN RESOURCES OPERATIONS

PETER W. SHERLAND
VICE PRESIDENT, TRANSPORTATION AND LOGISTICS

MICHAEL P. SINGER
VICE PRESIDENT, ENGINEERING SERVICES

RICHARD J. TAGGART
VICE PRESIDENT, FINANCE

DONALD S. WADDELL
VICE PRESIDENT AND CONTROLLER

GREGORY H. YUCKERT
VICE PRESIDENT, LABOR RELATIONS

Weyerhaeuser Asia Ltd

MICHAEL K. THOMPSON
PRESIDENT

Washington, D.C., Office

THEDFORD L. COLLINS
VICE PRESIDENT, FEDERAL AND INTERNATIONAL GOVERNMENT AFFAIRS

SHAREHOLDER INFORMATION

FOR FISCAL YEAR 2002

Corporate Mailing Address and Telephone
Weyerhaeuser Company
PO Box 9777
Federal Way, Washington 98063-9777
253-924-2345

Weyerhaeuser world wide web address
www.weyerhaeuser.com

Annual Meeting
April 15, 2003
George Hunt Walker Weyerhaeuser Building
Federal Way, Washington

Proxy material will be mailed on or about March 6, 2003, to each holder of record of voting shares.

Transfer Agent and Registrar
Mellon Investor Services LLC
PO Box 3315
South Hackensack, New Jersey 07606
—or—
85 Challenger Road
Ridgefield Park, New Jersey 07660

800-561-4405
800-231-5469 TDD for hearing-impaired

Foreign shareholders:
201-329-8660
201-329-8354 TDD for hearing-impaired

Web Site Address
www.melloninvestor.com

Mellon Investor Services' web site provides access to an Internet self-service product, "Investor Services Direct" (ISD). Through ISD, shareholders can view their account profile, stock certificate history, dividend reinvestment/book-entry transactions (including any new funds pending investment), dividend payment history, Form 1099 tax information, current stock price quote (20-minute delay) and historical stock prices. Shareholders may also request a replacement dividend check, the issuance of stock certificates or the sale of shares from a book-entry position, duplicate Form 1099 or dividend reinvestment statement, safekeeping of stock certificates, an address change, or a stock transfer involving book-entry shares.

Stock Exchanges and Symbols
Weyerhaeuser Company Common Stock is listed on the New York Stock Exchange (NYSE), the Chicago Stock Exchange and the Pacific Stock Exchange. The company's NYSE symbol is WY. Weyerhaeuser Company Limited has Exchangeable Shares listed on the Toronto Stock Exchange under the symbol WYL.

Annual Report, Form 10-K, Citizenship Report
To order a copy of Weyerhaeuser's
2002 Annual Report, Form 10-K
or the Citizenship Report,
call 800-551-4803, or write:

Weyerhaeuser Company
EC2-2D6
PO Box 9777
Federal Way, Washington 98063-9777

A copy will be provided at no charge.

Investor Relations Contact
Kathryn F. McAuley
Vice President, Investor Relations
253-924-2058

Forward-Looking Statements

This document contains statements concerning the company's future results and performance that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of these forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "will," "expects," "may," "should," "approximately," "anticipates," "indicates," "plans" and "estimates" and the negative or other variations of those terms with comparable terminology or by discussions of strategy, plans or intentions. In particular, some of these forward-looking statements deal with expected synergies from the Willamette acquisition, expected effects of domestic and foreign government environmental regulations, First Nation claims, projected capital expenditures, environmental remediation expenditures, certification of forestry practices, future performance of the company's business segments, future pension income, pension contributions, health care plans, the effect of pending litigation on the company's financial position, liquidity or results of operations, sale of approximately 100,000 acres of western Washington timberlands, closure of facilities, debt reduction and future debt-to-capital ratios, future commitments under operating leases, and similar matters. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, including the level of interest rates and housing starts; market demand for the company's products, which may be tied to the relative strength of various U.S. business segments; performance of the company's manufacturing operations; the successful execution of internal performance plans; the level of competition from domestic and foreign producers; the effect of forestry, land use, environmental and other governmental regulations; fires, floods and other natural disasters; the company's ability to successfully integrate and manage acquired businesses and to realize anticipated cost savings and synergies from these acquisitions; the ability of acquired businesses to perform in accordance with the company's expectations; legal proceedings; and uncertainties affecting insurance recoveries. The company is also a large exporter and is affected by changes in economic activity in Europe and Asia, particularly Japan; changes in currency exchange rates, particularly the relative value of the U.S. dollar to the Euro and the Canadian dollar; and restrictions on international trade or tariffs imposed on imports, including the countervailing and anti-dumping duties imposed on the company's softwood lumber shipments from Canada to the United States. These and other factors that could cause or contribute to actual results differing materially from such forward-looking statements are discussed in greater detail in the company's Securities and Exchange Commission filings.

THIS REPORT IS PRINTED ENTIRELY ON WEYERHAEUSER COUGAR OPAQUE PAPER. SOY-BASED INKS WERE USED, WHICH ARE MORE EASILY SEPARATED FROM THE PAPER FIBER IN THE REPULPING PROCESS.

THE ENTIRE REPORT CAN BE RECYCLED IN MOST HIGH-GRADE OFFICE PAPER RECYCLING PROGRAMS. THANK YOU FOR RECYCLING.

DESIGN: RIGSBY DESIGN; ILLUSTRATION: NING YEH; PRINTING: GRAPHIC ARTS CENTER—PORTLAND



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